RULE 424(b)1
REGISTRATION STATEMENT NO. 333-86548
PROSPECTUS

18,500,000 Shares

COMMON STOCK

          We are selling 18,500,000 shares of our common stock. Our common stock is traded on the New York Stock Exchange under the symbol “MIG” On June 4, 2002, the closing price of our common stock as reported on the New York Stock Exchange was $3.54 per share.

            Investing in our common stock involves a high degree of risk. You should carefully consider the information under the heading “Risk Factors” beginning on page 8 of this prospectus before buying shares of our common stock.

	Per Share	Total

Public offering price	$3.10	$57,350,000
Underwriting discounts and commissions*	0.22	4,014,500
Proceeds, before expenses, to us	$2.88	$53,335,500

*	See “Underwriting of the Common Stock” on page 49 for a description of the underwriters’ compensation.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          We have granted the underwriters an option for a period of 30 days to purchase up to 2,775,000 additional shares of our common stock at the public offering price to cover over-allotments if any.

          We expect the shares of our common stock will be ready for delivery to purchasers on or about June 11, 2002.

Friedman Billings Ramsey

Ferris, Baker Watts

Incorporated

Advest, Inc.

The date of this prospectus is June 6, 2002.

PROSPECTUS SUMMARY
THE OFFERING
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
PRICE RANGE OF COMMON STOCK
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Qualitative and Quantitative Disclosures about Market Risk
BUSINESS
DESCRIPTION OF OUR CAPITAL STOCK
UNDERWRITING OF THE COMMON STOCK
WHERE YOU CAN FIND MORE INFORMATION -- INCORPORATION OF INFORMATION BY REFERENCE
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
LEGAL MATTERS
EXPERTS
INDEX TO FINANCIAL STATEMENTS
REPORT OF MANAGEMENT
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF INCOME
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
CONSOLIDATED STATEMENT OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED BALANCE SHEETS
PART 1 -- FINANCIAL INFORMATION
ITEM 1 FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

      This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial statements and related notes and other financial data included or incorporated by reference in this prospectus, before making an investment decision. Investors should carefully consider the information set forth under “Risk Factors” beginning on page 8. In addition, some statements include forward-looking statements that involve risk and uncertainties. See “Special Note on Forward-Looking Statements” on page 51.

      As used in this prospectus, “we,” “us,” “our” and “Meadowbrook Insurance Group, Inc.” mean Meadowbrook Insurance Group, Inc. and our subsidiaries, unless the context indicates otherwise.

MEADOWBROOK INSURANCE GROUP, INC.

Who We Are

      We are a publicly traded specialty risk management company headquartered in Southfield, Michigan, specializing in alternative market insurance and risk management solutions for agents, brokers, professional and trade associations, and insureds of all sizes. The alternative market includes a wide range of approaches to financing and managing risk exposures, such as captives, risk retention and risk purchasing groups, governmental pools and trusts and self insurance plans. The alternative market has developed as a result of the historical volatility in the cost and availability of traditional commercial insurance coverages, and usually involves some form of self-insurance or risk-sharing on the part of the client. We develop and manage alternative risk management programs for defined client groups and their members. We also operate as an insurance agency representing policyholders in placing their insurance coverages with unaffiliated insurance companies.

      We generate and manage over $500 million in premiums annually, and employ approximately 575 people in 16 offices in the United States, Bermuda and Barbados. As of March 31, 2002, we had total assets of $675 million and shareholders’ equity of $80 million. A.M. Best rates our insurance subsidiaries stable “B” (Fair). Our common stock is traded on the New York Stock Exchange under the symbol “MIG.”

      Through our insurance company subsidiaries, we offer a variety of commercial insurance products including workers’ compensation, commercial multi-peril package, commercial property, product liability, inland marine (cargo and watercraft), general liability (including errors and omissions, automobile, owners, landlord and tenant), and employment practices liability insurance. These products are specially designed to meet the particular needs of the client. We also offer professional liability coverage and services tailored to meet the specific requirements of the legal and medical professions, as well as real estate appraisers, accountants, and pharmacists. In addition to our non-regulated insurance agency and fee-for-services operations, our principal assets include all or substantially all of the equity interests of our insurance company subsidiaries listed below (including their states of domicile):

•	Star Insurance Company (Michigan)

•	Savers Property & Casualty Insurance Company (Missouri)

•	Williamsburg National Insurance Company (California)

•	Ameritrust Insurance Corporation (Florida)

•	American Indemnity Insurance Company, Ltd. (Bermuda); and

•	Preferred Insurance Company, Ltd. (Bermuda)

How We Earn Revenue

      Our revenues are derived from two distinct business operations:

•	Specialty risk management operations which generate service fees, net earned premium and investment income; and

•	Agency operations which generate commission income.

     Specialty Risk Management Operations

      Our specialty risk management operations (also referred to as our program business segment) focus on specialty or niche insurance business in which we provide services and coverages that are tailored to meet the specific requirements of defined client groups and their members. This includes providing services, such as risk management consulting, claims handling, loss control, and reinsurance brokering, along with various types of property and casualty insurance coverage, including workers’ compensation, general liability and commercial multi-peril.

     Agency Operations

      Our company was formed in 1955 as a retail insurance agency. Today, our agency operations (our agency segment) have grown to be one of the largest agencies in Michigan and, with acquisitions, have expanded into California. Our agency operations produce principally commercial insurance, as well as personal, property, casualty, life and accident and health insurance, with more than 50 insurance carriers from which we earn commission income.

Our Operational Structure:

•	Program and Product Design
•	Formation and Management of Risk-bearing Entities
•	Underwriting/Risk Selection and Policy Issuance
•	Reinsurance Brokerage
•	Claims Handling and Administration
•	Loss Prevention and Control
•	Information Technology and Processing
•	Sales, Marketing and Public Relations

      Our specialty risk management operations and agency operations are entirely supported by our full-service processing capabilities, which provide every function necessary to a risk management organization.

Historical Performance

      Despite losses in recent years, we are dedicated to achieving consistent underwriting profitability. Our strategy has been one of highly disciplined niche underwriting and historically this focus has produced profitable underwriting results. Furthermore, our fee-based and agency operations generate a stream of consistent revenue, which helps to level out the potential volatility experienced in our underwriting operations. Our performance over the past eight years is illustrated by the following table:

MEADOWBROOK INSURANCE GROUP, INC.

SUMMARY FINANCIAL INFORMATION

	For the Years Ended December 31,

	2001	2000	1999	1998	1997	1996	1995(1)	1994(1)

	(In thousands, except ratio data)
Gross written premium	$299,104	$287,852	$230,474	$186,332	$146,739	$115,580	$123,119	$90,625
Net earned premium	163,665	146,000	124,906	92,085	68,493	84,547	82,698	49,855
Net commissions and fees	40,675	41,251	38,697	32,398	24,360	16,567	1,886	—
Total revenue	218,206	201,506	174,994	134,114	101,125	109,189	89,974	53,155
(Loss) income before income taxes	(10,112)	(27,602)	(14,056)	6,645	17,386	10,868	9,488	4,867
Combined ratio	117.1%	126.8%	113.5%	95.6%	89.7%	97.1%	94.9%	96.1%

(1)	In conjunction with the initial public offering of Meadowbrook Insurance Group, Inc. on November 21, 1995, Meadowbrook Insurance Group, Inc., formerly Star Holding Company, merged with Meadowbrook, Inc. Accordingly, the financial data prior to the initial public offering does not include the accounts and transactions of Meadowbrook, Inc. Net commissions and fees for Meadowbrook, Inc. were $13.9 million and $12.2 million in 1995 and 1994, respectively.

      We became a public company in 1995, raising approximately $44 million in capital, which enabled us to take advantage of new growth opportunities. In deploying the capital raised, we undertook an aggressive growth pattern, writing new insurance programs and making several strategic acquisitions.

      Beginning in late 1998, our underwriting results were impacted by adverse development in a limited group of insurance programs that were launched during this period of growth in a soft market. These underwriting losses continued to grow, resulting in a significant reduction in statutory surplus within our insurance company subsidiaries during 1999, 2000 and the second quarter of 2001. The resulting impact on our financial position eventually caused our insurance operations to be downgraded from “A- (excellent)” to stable “B (fair)” by the leading insurance rating agency, A.M. Best.

Recent Results and Actions Taken

      During the past three years, we have taken aggressive actions to discontinue and eliminate this group of unprofitable programs. The runoff of these discontinued programs is now near completion. We have strengthened our balance sheet and have begun to see a more consistent pattern of quarterly operating results. Our core business and continuing programs (absent the discontinued programs) have remained profitable despite the prolonged soft market. Likewise, our fee-based and agency operations continue to thrive and grow. As a result of these actions, we are reducing our gross premium written. Gross written premium in the first quarter of 2002 was $57.5 million, as compared to $90.1 million in the first quarter of 2001.

      We have re-dedicated ourselves to maintaining underwriting discipline, and have established and followed a set of strict corporate underwriting guidelines which prohibit:

•	Risk-taking in the surety line of business;

•	Programs which lack adequate capital contributed by the risk-sharing partner or proven profitable experience; and

•	Programs with aggregate stop loss provisions, where the client’s risk-sharing is capped at a specified loss ratio.

      The underwriting losses associated with the discontinued programs were $12.8 million, $29.0 million, and $12.0 million for the years ended December 31, 2001, 2000, and 1999, respectively. The amount of unearned premium at December 31, 2001 associated with these programs has been reduced to only $3.2 million compared to approximately $15.4 million at December 31, 2000.

      This offering will provide the capital necessary to reduce our debt and strengthen our statutory surplus, and should assist us in obtaining a higher A.M. Best rating. We expect to then be able to support our profitable existing client base and selectively write new business in this current more favorable pricing environment.

Market Outlook and Current Strategies

     Market Outlook

      Over the past two years, several program insurers in the property-casualty industry have struggled or failed. Firms that were our competitors a few years ago are no longer in business or are suffering significant losses. Our approach to the structuring and managing of alternative risk programs has allowed us to overcome the challenges presented by the soft market and to discontinue the business that has proven to be unsuccessful.

      We began re-underwriting and strengthening our balance sheet well in advance of the recent problems that have developed in the industry. We now operate with fewer competitors in the specialty risk management market, and in a pricing environment where significant rate increases are typical. Continued rate increases are helping to improve profitability and present the opportunity for us to selectively add programs that are adequately priced and structured.

     Specialty Business

      We believe the specialty business will continue to provide us enhanced opportunities for underwriting profitability as a result of individual risk selection, loss prevention, claims handling, legal defense, and all other aspects of risk management. We have determined that the specialty niche business permits more operating efficiency, focused expertise and offers a superior opportunity to produce a better return on our resources. A fundamental element of our approach is to focus on small to medium-sized accounts produced by local and regional agencies. We seek to avoid any geographic concentration of risks that might lead to naturally occurring or intentionally caused catastrophic events.

     Alternative Risk Expertise

      Since 1976, we have specialized in providing alternative risk management solutions for our clients. By forming risk-sharing partnerships, we will continue our goal of having our financial objectives firmly aligned with our clients. By having their capital at risk, our clients help us to avoid adverse selection and share in the underwriting profits and investment income from their risk management plan. According to recent industry studies, the alternative market will account for approximately 45% of the $300 billion commercial property/casualty marketplace by the end of 2002, up from 33% in 1999. The current state of the market presents us with many opportunities. Higher rates and less capacity are contributing to an environment in which policyholders are seeking alternative ways to secure affordable, stable insurance protection.

      Using our products and services, small-to-medium sized client groups gain access to more sophisticated risk management techniques previously available only to larger corporations. This enables the client to control insurance costs and turn risk management into a profit center. As a pioneering leader in this under-served market, we believe we are well positioned to provide services to additional client groups that seek more stable alternatives to the purchase of traditional commercial insurance.

     Agents Edge™/Advantage

      We are lowering our internal and external administrative costs through the expanded use of our online policy processing system, Advantage. In addition to administrative processing efficiencies, Advantage enhances underwriting practices by automating certain risk selection criteria. We have continued to capitalize on our Advantage System’s capabilities by introducing Agents EdgeTM. This initiative utilizes a web-enabled, automated, predictable, profit-driven underwriting model to make workers’ compensation products available to select agencies through our regional branch offices. Given our experience in underwriting workers’ compensation (this line of business accounts for approximately 50% of total written premiums), coupled with lowered business processing costs, we believe that we can successfully and profitably underwrite and grow this line of business.

     Agency Operations

      We intend to grow our wholesale and retail agency operations. The continuation of the hard market creates an opportunity to service new clients seeking new markets in an environment of increasing rates.

MANAGEMENT

      Our senior management team has extensive experience in the insurance industry. Merton J. Segal, our founder and Chairman has spent over 47 years in the industry. The remaining members of the senior management team average over 20 years of insurance and risk management experience. Over the past three years, our executive management group has added five key individuals, with expertise in claims, underwriting, and information technology. These new employees average over 23 years of experience. We manage our branches through eight regional Vice Presidents with an average of 25 years of experience.

PRINCIPAL EXECUTIVE OFFICES

      Our principal executive offices are located at 26600 Telegraph Road, Southfield, Michigan 48034-2438 (telephone number: (248) 358-1100).

THE OFFERING

Common stock offered	18,500,000 shares

Common stock outstanding after the offering (assuming the offering occurred on March 31, 2002)	27,012,194 shares

Use of proceeds	We estimate that our net proceeds from this offering without exercise of the over-allotment option will be approximately $52.7 million. We intend to use these net proceeds for

• additional capital for our insurance subsidiaries,

• pay-down of debt owed to our primary lender, and

• general corporate purposes.

Risk factors	See “Risk Factors” beginning on page 8 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common stock.

New York Stock Exchange Symbol	MIG

      We calculated the outstanding shares after the offering assuming the underwriters do not exercise their option to purchase an additional 2,775,000 shares and based on the number of shares outstanding as of March 31, 2002, excluding:

•	3,701,658 shares reserved for issuance on the exercise of options under our existing stock option plans, 1,994,566 of which have been granted at an average option exercise price of $8.39 per share; and

•	500,000 and 250,000 shares reserved for issuance on the exercise of options granted to our President and Chief Executive Officer, Robert S. Cubbin, and our Executive Vice President and Chief Operating Officer, Joseph C. Henry, respectively, contingent upon the successful completion of this offering.

•	300,000 shares reserved for issuance on the exercise of warrants to be issued to our managing underwriter in the offering, Friedman, Billings, Ramsey & Co., Inc., at the time this offering is consummated.

RISK FACTORS

If we are unsuccessful in raising the amount of capital we need, we may be required to sell assets to meet our liquidity requirements which may have a material and adverse affect on our business, financial condition and results of operations.

      Our loan agreement with our primary lenders requires us to reduce our outstanding line of credit from its current level of $47.0 million to $23.9 million by December 31, 2002, a reduction of $23.1 million. Similarly, our line of credit is scheduled to expire on January 3, 2003. Our primary lenders have agreed that they will extend the line of credit for an additional one-year period subject to the successful completion of this offering. If we are unsuccessful in raising the amount of capital we need, we may be unable to make or obtain an extension of the scheduled payments required under our loan agreement and we may need to sell assets which contribute to our revenue, in order to make the required payments. If they do not renew our line of credit, we will be required to pay down the existing outstanding balance. If we are required to do so, we may need to sell additional income producing assets to repay the line of credit. These sales could have a material and adverse affect on our business, financial condition and results of operations.

Our insurance subsidiaries are subject to risk-based or statutory capital requirements. Our failure to meet these standards could subject us to regulatory actions.

      Our insurance subsidiaries are subject to risk-based capital (“RBC”) standards imposed by their states of domicile. These laws, based on the RBC Model Act adopted by the National Association of Insurance Commissioners (“NAIC”), require our regulated subsidiaries to report their results of risk-based capital calculations to the departments of insurance and the NAIC. At December 31, 2001, all of our insurance subsidiaries were in compliance with RBC requirements, with the exception of Star. Star reported statutory surplus of $51.6 million and $56.2 million at December 31, 2001 and 2000, respectively. The calculated RBC was $29.7 million in 2001 and $27.0 million in 2000 and the threshold requiring the minimum regulatory involvement was $59.5 million in 2001 and $53.9 million in 2000. The 2001 RBC ratio for Star was within “Company Action Level” under the RBC standards and as a result on April 12, 2002, we submitted a RBC plan to the Michigan Office of Financial and Insurance Services outlining how we intend to achieve compliance. The Michigan Office of Financial and Insurance Services approved our plan on April 29, 2002. If the various state regulators determine that we have made insufficient progress towards reducing our leverage ratios and increasing our risk-based capital ratios, they may require us to take steps to correct our capital deficiency, requiring a reduction in permitted premium writings, or implementing some other form of regulatory action. If actions were taken by our regulators, those actions could have a material and adverse effect on our business, financial condition and results of operations.

If our regulated insurance company subsidiaries continue to be unable to pay dividends or make loans to our non-regulated operations, we may not have the cashflow to meet our debt obligations.

      Historically, our primary sources of funds have been dividends and payments from our subsidiaries (regulated and non-regulated). Regulations that apply to insurance companies restrict the ability of our insurance company subsidiaries to pay dividends and make loans to us. Star Insurance Company is the parent of the domestic insurance company subsidiaries (Savers, Williamsburg and Ameritrust) and its dividend capacity represents the combined insurance companies’ surplus. Star may not pay any dividends to us during 2002 without prior approval of the Michigan Office of Financial and Insurance Services.

      Absent the sale of assets, distributions from our regulated subsidiaries or other capital raising events, we may not have the cashflow in our non-regulated subsidiaries to make the required debt payment of $10.8 million on June 30, 2002. Also, if repayment of our line of credit is required due to a default, currently we do not have sufficient cash to repay the balance.

If A.M. Best maintains our current rating or further downgrades the ratings of our insurance company subsidiaries, we will not be able to compete as effectively and our ability to sell insurance policies could decline, further reducing our sales and earnings.

      We believe that the rating assigned by A.M. Best is an important factor in marketing our products. In 2001, A.M. Best downgraded the ratings of our insurance company subsidiaries to stable “B” (Fair). According to A.M. Best, companies rated “B” (Fair) have, on balance, fair balance sheet strength, operating performance and business profile when compared to the standards established by the A.M. Best. These companies, in their opinion, have an ability to meet their current obligations to policyholders, but their financial strength is vulnerable to adverse changes in underwriting and economic conditions. Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors more relevant to policyholders than investors.

If our reserves for losses and costs related to adjustment of losses are not adequate, we will have to increase our reserves, which would result in reductions in net income and retained earnings and may result in further regulatory or rating actions.

      We establish reserves for losses and costs related to the adjustment of losses under the insurance policies we write. We determine the amount of these reserves based on our best estimate and judgment of the losses and costs we will incur on existing insurance policies. Our insurance subsidiaries obtain an annual statement of opinion from an independent actuary firm on these reserves. While we believe that our reserves are adequate, we base these reserves on assumptions about past and future events. The following factors could have a substantial impact on our future loss experience:

•	the amounts of claims settlements;

•	legislative activity; and

•	changes in inflation and economic conditions.

      Actual losses and the costs we incur related to the adjustment of losses under insurance policies may be different from the amount of reserves we establish. When we increase reserves, our net income for the period will decrease by a corresponding amount. See also “BUSINESS — Analysis of Loss and Loss Adjustment Expense Development” on page 37.

We have pledged the stock of our non-regulated insurance subsidiaries under our credit agreement with our primary lender.

      If we fail to make the required debt payments, do not meet the financial covenants, or otherwise default under our credit agreement, the stock of our non-regulated insurance subsidiaries could be transferred to our lenders pursuant to the pledge agreement under our credit agreement. A transfer would have a material adverse effect on our business, financial condition and results of operations, and would have a significant adverse effect on the market value of our common stock.

Our performance is dependent on the continued services and performance of our senior management and other key personnel.

      Our performance depends on our ability to retain and motivate our officers and key employees. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, financial condition and results of operations. We have existing employment agreements with some of our executive officers. We maintain “key person” life insurance policies on our key personnel.

      Our future success also will depend on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for these employees is intense and we may not be able to successfully attract, integrate or retain sufficiently qualified personnel. Our future success also depends on our ability to attract, retain and motivate our agents. Our failure to attract and retain the necessary personnel and agents could have a material adverse effect on our business, financial condition and results of operations.

If market conditions cause our reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

      As part of our overall risk and capacity management strategy, we purchase reinsurance for significant amounts of risk underwritten by our insurance company subsidiaries, especially for the excess of loss and severity risks. Market conditions beyond our control determine the availability and cost of the reinsurance we purchase, which may affect the level of our business and profitability. Our reinsurance facilities are generally subject to annual renewal. We may be unable to maintain our current reinsurance facilities or to obtain other reinsurance in adequate amounts and at favorable rates. As a result of cyclicality in the insurance markets generally, and the terrorist attacks of September 11, 2001, in particular, we anticipate increases in the price of reinsurance we purchase throughout 2002 and possibly beyond. If we are unable to renew our expiring facilities or to obtain new reinsurance, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of risk we underwrite. We also anticipate that the terms available for reinsurance will become less favorable to us.

We cannot guarantee that our reinsurers will pay in a timely fashion, if at all, and, as a result, we could experience losses.

      We transfer some of the risk we have assumed to reinsurance companies in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred, it does not relieve us of our liability to our policyholders. Our reinsurers may not pay the reinsurance recoverables that they owe to us or they may not pay such recoverables on a timely basis. Even though the terrorist attacks of September 11, 2001 have not had a significant impact on our business to-date, they may affect the financial resources of some of our reinsurers. If our reinsurers fail to pay us or fail to pay us on a timely basis, our financial results would be adversely affected.

Our results may fluctuate as a result of many factors, including cyclical changes in the insurance industry.

      The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. Our industry’s profitability can be affected by:

•	rising levels of actual costs that are not known by companies at the time they price their products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or additional terrorist attacks;

•	changes in loss reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurer’s liability develop; and

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

      The demand for property and casualty insurance can also vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases. The property and casualty insurance industry historically is cyclical in nature. These fluctuations in demand and competition could produce underwriting results that would have a negative impact on our financial condition and results of operations.

We face competitive pressures in our business that could cause demand for our products to fall and adversely affect our profitability.

      We compete with a large number of other companies in our selected lines of business. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and other regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. Many of our competitors have greater financial and marketing resources than we do. Our profitability could be adversely affected if we lose business to competitors offering similar or better products at or below our prices. In addition, a number of new, proposed or potential legislative or industry developments could further increase competition in our industry. New competition from these developments could cause the demand for our products to fall, which could adversely affect our profitability.

      A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

•	the enactment of the Gramm-Leach-Bliley Act of 1999 (which permits financial services companies such as banks and brokerage firms to engage in the insurance business), which could result in increased competition from new entrants to our markets;

•	the formation of new insurers and an influx of new capital in the marketplace as existing companies attempt to expand their business as a result of better pricing and/or terms;

•	programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative market types of coverage; and

•	changing practices caused by the internet, which have led to greater competition in the insurance business.

      These developments could make the property and casualty insurance marketplace more competitive by increasing the supply of insurance capacity. In that event, recent favorable industry trends could be reversed and may negatively influence our ability to maintain or increase rates. Accordingly, these developments could have an adverse effect on our business, financial condition and results of operations.

Because we are heavily regulated by the states in which we operate, we may be limited in the way we operate.

      We are subject to extensive supervision and regulation in the states in which we operate. The supervision and regulation relate to numerous aspects of our business and financial condition. The primary purpose of the supervision and regulation is the protection of our insurance policyholders and not our investors. The extent of regulation varies, but generally is governed by state statutes. These statutes delegate regulatory, supervisory and administrative authority to state insurance departments. This system of regulation covers, among other things:

•	standards of solvency, including risk-based capital measurements;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the types of terms that we can include in the insurance policies we offer;

•	required methods of accounting;

•	reserves for unearned premiums, losses and other purposes; and

•	potential assessments for the provision of funds necessary for the settlement of covered claims under certain insurance policies provided by impaired, insolvent or failed insurance companies.

The regulations of the state insurance departments may affect the cost or demand for our products and may impede us from obtaining rate increases or taking other actions we might wish to take to increase our profitability. Furthermore, we may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority’s interpretation of the laws and regulations. Also, regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could stop or temporarily suspend us from conducting some or all of our activities or monetarily penalize us. See “Risk Factors — If our regulated insurance company subsidiaries continue to be unable to pay dividends or make loans to our non-regulated operations, we may not have the cashflow to meet our debt obligations” on page 8.

We could be forced to sell investments to meet our liquidity requirements.

      We believe that we maintain adequate amounts of cash and short-term investments to pay claims, and do not expect to have to sell securities prematurely for such purposes. We may, however, decide to sell securities as a result of changes in interest rates, credit quality, the rate or repayment or other similar factors. A significant increase in market interest rates could result in a situation in which we are required to sell securities at depressed prices to fund payments to our insureds. Since we carry debt securities at fair value, we expect that these securities would be sold with no material impact on our net equity. However, if these securities are sold, future net investment income may be reduced if we are unable to reinvest in securities with similar yields.

Because our investment portfolio consists primarily of fixed income securities, our investment income could suffer as a result of fluctuations in interest rates.

      We currently maintain and intend to continue to maintain an investment portfolio consisting primarily of fixed income securities. The fair value of these securities fluctuate depending on changes in interest rates. Generally, the fair market value of these investments increases or decreases in an inverse relationship with changes in interest rates, while net investment income earned by us from future investments in fixed income securities will generally increase or decrease with interest rates. Changes in interest rates may result in fluctuations in the income derived from, and the valuation of, our fixed income investments, which could have an adverse effect on our financial condition and results of operations.

Provisions of the Michigan Business Corporation Act, our articles of incorporation and other corporate governing documents and the insurance laws of Michigan, Missouri, California, and Florida may discourage takeover attempts.

      The Michigan Business Corporation Act contains “anti-takeover” provisions. Chapter 7A and 7B of the Business Corporation Act apply to us and may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in their best interest, including those attempts that might result in shareholders receiving a premium over market price for their shares. For additional information, see “Description of Our Capital Stock — Anti-Takeover Provisions” on page 47.

      Our articles of incorporation allow the board of directors to issue one or more classes or series of preferred stock with voting rights, preferences and other privileges as the board of directors may determine. Also, we have adopted a shareholder rights plan which if triggered would significantly dilute the stock ownership percentage of anyone who acquires more than 15% of our shares without the approval of our board of directors. The existence of our shareholder rights plan and the possible issuance of preferred shares could adversely affect the holders of our common stock and could prevent, delay or defer a change of control.

      We are also subject to the laws of various states, including Michigan, Missouri, California, and Florida, governing insurance holding companies. Under these laws, a person generally must obtain the applicable insurance department’s approval to acquire, directly or indirectly, 5% to 10% or more of the outstanding voting securities or our insurance subsidiaries. An insurance department’s determination of whether to approve an acquisition would be based on a variety of factors, including an evaluation of the acquiror’s financial stability, the competence of its management and whether competition in that state would be reduced. These laws may prevent, delay or defer a change of control of us or our insurance company subsidiaries.

We have a large shareholder whose interests may diverge from those of our other shareholders.

      Mr. Merton J. Segal, the Chairman of our board of directors, owns approximately 36% of our issued and outstanding common stock. Assuming Mr. Segal does not purchase any shares in the offering and all of the 18,500,000 shares are issued to persons other than Mr. Segal, he will still own approximately 11% of our issued and outstanding common stock. Consequently, Mr. Segal will be in a position to strongly influence the outcome of substantially all corporate actions requiring shareholder approval, including mergers involving us, sales of all or substantially all of our assets, and the adoption of certain amendments to our articles of incorporation. In so acting, Mr. Segal may have interests different than, or adverse to, those of the rest of our shareholders.

Our common stock has had low trading volume and its price may continue to be subject to significant fluctuations.

      Our common stock has had low trading volume prior to this offering. The average daily trading volume of our common stock for 2001 was approximately 8,700 shares per day. The trading volume in our common stock may not increase after the offering even though we are selling a significant number of shares in this offering. Investors in this offering may be unable to resell their shares at prices equal to or greater than the offering price.

      The market price of our common stock could be subject to significant fluctuations due to a limited trading volume, variations in our quarterly financial results and other factors, such as changes in earnings estimates by analysts or our ability to meet these estimates, conditions in the overall economy and the financial markets and other developments affecting us and our competitors.

Most states assess our insurance subsidiaries to provide funds for failing insurance companies and those assessments could be material.

      Our insurance subsidiaries are subject to assessments in most states where we are licensed for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies. Maximum contributions required by law in any one year vary by state, and have historically been less than 1% of annual premiums written. We cannot predict with certainty the amount of future assessments. Significant assessments could have a material adverse effect on our financial condition and results of operations.

If we do not generate sufficient taxable income, we will be unable to realize our current deferred tax asset, which, if unrealized, may have a material and adverse affect on our profitability.

      At December 31, 2001, we had a deferred tax asset of $24.5 million, of which $11.8 million was related to a net operating loss carryforward. Whether we realize the benefits of this deferred tax asset depends on our ability to generate sufficient taxable income to absorb both the applicable reversing temporary differences and the net operating loss carryforward. If we were unable to successfully execute these tax strategies or generate sufficient taxable income, then we could be required to establish a valuation allowance and expense up to the full amount of the deferred tax asset. See also, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Accounting Policies — Taxes” on page 24.

USE OF PROCEEDS

      We estimate that we will receive about $52.7 million in net proceeds from this offering after deducting underwriting discounts and commissions and our estimated expenses for this offering of approximately $4.7 million. If the underwriters’ over-allotment is exercised in full, we estimate that our net proceeds will be about $60.7 million. The table below sets forth the estimated sources and uses of the net proceeds we will receive from the sale of our common stock in the offering:

Amount

(in thousands)
Sources
The offering	$52,691
Uses
Contribution to capital of insurance subsidiaries	40,000
Repayment of a portion of our debt pursuant to our loan agreement*	10,000
Working Capital	2,691

Total Uses	$52,691

*	At May 31, 2002, the outstanding balance under our line of credit with our primary lender was $47.0 million with an interest rate of 6.55%. Unless extended, our line of credit expires on January 3, 2003.

DIVIDEND POLICY

      While we have paid dividends in the past, we have not in the past two quarters paid dividends on our stock. Our Board of Directors considers whether or not a dividend will be declared based on a variety of factors, including but not limited to our cashflow, liquidity needs, results of operations and financial condition. As a holding company, we are dependent upon dividends and other permitted payments from our subsidiaries to pay any cash dividend. Our regulated subsidiaries’ ability to pay dividends to us is limited by government regulations. See “Business — Governmental Regulations that Impact Us” on page 40.

CAPITALIZATION

      The following table shows our capitalization at March 31, 2002, and as adjusted to give effect to the sale of the common stock offered by this prospectus based upon the public offering price of $3.10 per share and after deducting underwriting discounts and commissions and estimated offering expenses of approximately $4.7 million.

	Actual	As Adjusted

	(In thousands, except per
	share data)
Shareholders’ equity:
Common stock, $0.01 stated value; authorized 50,000,000 shares,(1) 8,512,194 (actual) and 27,012,194 (as adjusted) shares issued and outstanding	$85	$270
Additional paid-in capital	67,953	120,459
Retained earnings	10,944	10,944
Note receivable from officer	(837)	(837)
Accumulated other comprehensive income:
Unrealized appreciation on available for sale securities, net of deferred tax expense of $744	1,464	1,464

Total shareholders’ equity	$79,609	$132,300
Book value per share	$9.35	$4.90

(1)	We amended our articles of incorporation on May 3, 2002 to increase the number of authorized shares of common stock from 30,000,000 to 50,000,000.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the New York Stock Exchange under the symbol “MIG.” The following table shows the high and low prices of our common stock as reported by the NYSE and our dividends declared for each fiscal period shown.

	High	Low	Dividend

2000
First quarter	$7.75	$4.75	$0.03
Second quarter	5.875	4.50	0.03
Third quarter	5.25	3.9375	0.03
Fourth quarter	8.375	4.00	0.03

			$0.12

2001
First quarter	$8.1875	$3.40	$0.03
Second quarter	4.10	2.45	0.03
Third quarter	3.70	1.80	0.03
Fourth quarter	3.18	1.66	—

			$0.09

2002
First quarter	$4.00	$1.70	—
Second quarter (through June 4, 2002)	4.14	2.71	—

      On June 4, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $3.54 per share. As of June 4, 2002, there were 251 holders of record of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth our selected consolidated financial data and other operating information. The financial data as of and for each of the five years ended December 31, 2001 are derived from our audited consolidated financial statements. The financial data as of and for the three month periods ended March 31, 2002 and 2001 are derived from our unaudited consolidated financial statements. In management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for these periods have been included. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002 or for any other period.

      The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Three Months Ended
	March 31		Years Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(Unaudited)

	(In thousands, except per share and ratio data)
Income Statement Data:
Gross written premium	$57,506	$90,096	$299,104	$287,852	$230,474	$186,332	$146,739
Net written premium	37,904	57,091	186,083	136,324	122,819	93,481	74,965
Net earned premium	38,657	41,173	163,665	146,000	124,906	92,085	68,493
Net commissions and fees	8,964	12,409	40,675	41,251	38,697	32,398	24,360
Net investment income	3,124	3,508	14,228	13,715	11,618	9,579	8,138
Net realized gain (loss) on investments	9	146	735	540	(227)	52	134
Loss on sale of subsidiary	199	—	(1,097)	—	—	—	—
Total revenue	50,953	57,236	218,206	201,506	174,994	134,114	101,125
Net losses and LAE(1)	24,458	30,036	125,183	127,619	95,358	56,703	36,143
Policy acquisition and other underwriting expenses(1)	8,986	7,473	31,662	25,422	22,067	11,627	7,068
Other administrative expenses	5,418	6,851	22,778	27,894	25,516	20,304	12,463
Salaries and employee benefits	9,613	11,376	44,179	43,038	42,473	36,856	27,416
Interest on notes payable	1,250	1,319	4,516	5,135	3,636	1,979	649
Income (loss) before income taxes	1,228	181	(10,112)	(27,602)	(14,056)	6,645	17,386
Net income (loss) before cumulative effect(2)	910	153	(6,510)	(17,473)	(7,847)	5,870	13,043
Net income (loss)	910	153	(6,510)	(17,473)	(9,553)	5,870	13,043
Earnings per share before cumulative effect — Diluted(2)	$0.11	$0.02	$(0.76)	$(2.05)	$(0.91)	$0.65	$1.42
Earnings per share — Diluted	$0.11	$0.02	$(0.76)	$(2.05)	$(1.11)	$0.65	$1.42
Dividends declared per share	$0.00	$0.03	$0.09	$0.12	$0.12	$0.10	$0.08

	Three Months Ended
	March 31		Years Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(Unaudited)

	(In thousands, except per share and ratio data)
Balance Sheet Data:
Total investments and cash and cash equivalents	$227,589	$233,029	$233,723	$240,083	$225,523	$201,025	$167,292
Total assets	674,759	697,936	687,888	661,183	551,977	440,075	328,642
Loss and LAE reserves	390,978	359,467	394,596	341,824	229,244	148,844	98,979
Shareholders’ equity	79,609	87,315	80,316	85,975	100,408	119,567	115,446
Book value per share	$9.35	$10.26	$9.44	$10.10	$11.80	$13.80	$13.33
Other Data:
GAAP ratios (insurance companies only)
Net loss and LAE ratio	67.4%	78.5%	81.1%	90.9%	79.0%	65.0%	55.7%
Expense ratio	37.8%	35.3%	36.0%	35.9%	34.5%	30.6%	34.0%
Combined ratio	105.2%	113.8%	117.1%	126.8%	113.5%	95.6%	89.7%
Statutory combined ratio	111.0%	105.6%	113.0%	126.4%	114.2%	98.7%	90.2%

(1)	Both the loss and loss adjustment and expense ratios are calculated based upon our unconsolidated insurance company operations. The following table sets forth the intercompany fees, which are eliminated in consolidation.

	Three Months Ended
	March 31		Years Ended December 31,
Unconsolidated GAAP data —
Ratio Calculation Table:	2002	2001	2001	2000	1999	1998	1997

	(Unaudited)
Net earned premium	$38,657	$41,173	$163,665	$146,000	$124,906	$92,085	$68,493
Consolidated net loss and LAE	$24,458	$30,036	$125,183	$127,619	$95,358	$56,703	$36,143
Intercompany claim fees	1,609	2,298	7,520	5,026	3,271	3,166	2,004

Unconsolidated net loss and LAE	$26,067	$32,334	$132,703	$132,645	$98,629	$59,869	$38,147

GAAP Net loss and LAE ratio	67.4%	78.5%	81.1%	90.9%	79.0%	65.0%	55.7%
Consolidated policy acquisition and other underwriting expenses	$8,986	$7,473	$31,662	$25,422	$22,067	$11,627	$7,068
Intercompany administrative and other underwriting fees	5,632	7,055	27,309	27,002	21,025	16,529	16,216

Unconsolidated policy acquisition and other underwriting expenses	$14,618	$14,528	$58,971	$52,424	$43,092	$28,156	$23,284

GAAP expense ratio	37.8%	35.3%	36.0%	35.9%	34.5%	30.6%	34.0%
GAAP combined ratio	105.2%	113.8%	117.1%	126.8%	113.5%	95.6%	89.7%

(2)	The cumulative effect of the change in accounting principle in 1999 reflects the adoption of SOP 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

      Over the past three years, we have taken actions to eliminate a limited group of unprofitable programs that were not aligned with our historic and present alternative risk management strategy. We also established strict corporate program guidelines that identify the following criteria as unacceptable:

•	Risk-taking in the surety line of business;

•	Programs which lack adequate capital contributed by the risk-sharing partner or proven profitable experience; and

•	Programs with aggregate stop loss provisions, where the client’s risk-sharing is capped at a specified loss ratio.

      Our underwriting losses associated with these programs were $12.8 million, $29.0 million, and $12.0 million for the years ended December 31, 2001, 2000, and 1999, respectively. The amount of unearned premium at December 31, 2001 associated with these programs was only $3.2 million compared to approximately $15.4 million at December 31, 2000.

     Quarter ended March 31, 2002 versus March 31, 2001

      Our net income for the quarter ended March 31, 2002 was $910,000, compared to net income of $153,000 for the quarter ended March 31, 2001. Our revenues for the quarter ended March 31, 2002 decreased $6.2 million, or 11.0% to $51.0 million from $57.2 million for the comparable period in 2001.

     Specialty Risk Management Operations

      The following table sets forth our revenues and results from specialty risk management operations (in thousands):

	For the Quarters
	Ended March 31,

	2002	2001

Revenues:
Net earned premiums	$38,657	$41,173
Management fees	5,563	7,736
Investment income	3,111	3,495
Net realized gains on investments	9	146

Total revenue	$47,340	$52,550

Pre-tax income	$888	$627

      Our revenues from specialty risk management operations decreased $5.3 million, or 9.9%, to $47.3 million for the quarter ended March 31, 2002 from $52.6 million for the comparable period in 2001. This decrease reflects a $2.5 million, or 6.1% decrease in net earned premiums to $38.7 million in the quarter ended March 31, 2002 from $41.2 million in the comparable period in 2001. This decrease includes a reduction in earned premium of $4.4 million related to previously discontinued programs and a decrease of $6.5 million related to inactive programs terminated for leverage ratio purposes. These decreases were offset by a $1.9 million reduction in net ceded earned premium associated with our decision to cancel a quota share reinsurance treaty for several workers’ compensation programs, and a $6.5 million growth in existing programs both from increasing policy count and rate increases. Management fees decreased $2.1 million, or 28.1%, to $5.6 million from $7.7 million. This decrease is the result of a $1.6 million profit sharing fee recognized in the quarter ended March 31, 2001. This decrease also is the result of a $475,000 decrease in fees for a specific account for which the client took the services in-house. Net investment income decreased $384,000 or 11.0%, to $3.1 million for the quarter ended March 31, 2002, compared to $3.5 million for the comparable period in 2001. This decrease reflects a reduction in average invested assets and a decrease in pre-tax yields to 5.5% in 2002 from 6.1% in 2001.

      Our specialty risk management operations generated pre-tax income of $888,000 for the quarter ended March 31, 2002 compared to pre-tax income of $627,000 for the comparable period in 2001. Our loss and loss adjustment expense ratio improved by 11.1 points to 67.4% for the quarter ended March 31, 2002 from 78.5% for the same period in 2001. This improvement reflects the elimination of a group of unprofitable programs, which were previously discontinued. Our expense ratio was 37.8% compared to 35.3% in the comparable period in 2001. While the actual expenses have been reduced in connection with the reduction in premium volume, our fixed costs, such as corporate overhead and technology, are a higher proportion of our overall expense structure. In addition, these improvements in underwriting expenses were offset by the recognition of a $1.6 million profit sharing fee in the quarter ended March 31, 2001.

     Agency Operations

      The following table sets forth our revenues and results from agency operations (in thousands):

	For the Quarters
	Ended March 31,

	2002	2001

Net commission	$3,638	$4,886
Pre-tax income*	$1,694	$1,570

* Excluding the allocation of corporate overhead.

      Our revenue from agency operations, which consists primarily of agency commission revenue, decreased $1.3 million, or 25.5%, to $3.6 million for the quarter ended March 31, 2002 from $4.9 million for the comparable period in 2001. This decrease reflects the sale of the Meadowbrook-Villari Agency effective July 1, 2001. The Meadowbrook-Villari Agency was a Florida-based insurance agency, which offered professional liability products and programs, group health and disability, and property and casualty products. Excluding the Meadowbrook-Villari Agency revenues for the quarter ended March 31 2001, our agency revenue would have decreased 2.9%.

      Our agency operations generated pre-tax income of $1.7 million for the quarter ended March 31, 2002, compared to $1.6 million for the comparable period in 2001. The improvement in the pre-tax margin reflects the sale of Meadowbrook-Villari and overall expense reductions.

     Taxes

      Our federal income tax expense for the quarter ended March 31, 2002 was $318,000, or 25.9% of income before taxes. For the same quarter last year, we incurred a federal income tax expense of $28,000, or 15.5% of income before taxes. The increase in the effective tax rate primarily reflects the reduction in our tax-exempt investments.

     Interest Expense

      Our interest expense for the quarter ended March 31, 2002 decreased by $69,000, or 5.2%, to $1,250,000 from $1,319,000 for the comparable period in 2001. This decrease reflects the reduction in the interest rate. Interest expense is primarily attributable to our line of credit.

2001 compared to 2000

      Our results from operations improved $11.0 million from a net loss of $17.5 million in 2000 to a net loss of $6.5 million in 2001. The net loss in 2001 reflects the impact of pre-tax adverse development of $14.4 million on net reserves. The adverse development includes:

•	$5.2 million relating to the discontinued programs;

•	$4.5 million relating to the provision for uncollectible reinsurance on two matters: (1) Connecticut Surety Company, a surety company which was recently placed into rehabilitation by the Connecticut Insurance Department; and (2) HIH America Compensation & Liability Company, a California domiciled insurance company, which was seized by the California Department of Insurance; and

•	the remaining amount relates primarily to claims activity on a recently terminated auto liability program.

      In addition, we incurred provisions for pre-tax impairments on the investment in Connecticut Surety Company surplus notes of $870,000 and recorded a loss of $1.1 million on the sale in July 2001 of the Meadowbrook-Villari Agency. The 2000 results also reflected significant adverse development related to the discontinued programs previously mentioned. For additional information on matters involving Connecticut Surety Company , see “Business — Surety Business” on page 33. For additional information concerning the sale of the Meadowbrook-Villari Agency, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Agency Operations: 2001 compared to 2000” on page 22.

2000 compared to 1999

      Results from operations, excluding the cumulative effect of an accounting change, deteriorated $9.6 million from a net loss of $7.8 million in 1999 to a net loss of $17.5 million in 2000. The 2000 results reflect a $28.0 million pre-tax, or $18.5 million after-tax, charge for loss and loss adjustment expense related items. This pre-tax charge reflects $20.2 million of adverse development on prior accident years, $2.0 million for accelerated amortization of deferred acquisition costs, $3.0 million for additional reinsurance costs on our adjustable rate casualty reinsurance treaty, and $2.8 million associated with loss-based assessments and other indirect claims expenses. The adverse development was primarily from discontinued programs. Adverse development of $15.1 million in 1999 was primarily related to programs no longer being underwritten by our insurance company subsidiaries which includes the discontinued programs.

     Specialty Risk Management Operations

      The following table sets forth the revenues and results from operations for specialty risk management operations (in thousands):

	For the Years Ended
	December, 31

	2001	2000	1999

Revenue:
Net earned premiums	$163,665	$146,000	$124,906
Management fees	25,471	24,519	22,878
Investment income	14,177	13,664	11,546
Net realized gains (losses) on investments	735	540	(227)

Total Revenue	$204,048	$184,723	$159,103

Pre-tax loss
Specialty risk management operations	$(7,624)	$(24,289)	$(11,891)

     2001 compared to 2000

      Our revenues from specialty risk management operations increased $19.3 million, or 10.5%, to $204.0 million for the year ended December 31, 2001 from $184.7 million for the comparable period in 2000. This increase reflects 12.1% growth in net earned premiums to $163.7 million in the year ended December 31, 2001 from $146.0 million in the comparable period in 2000. This increase is the result of growth in existing programs both from increasing policy count and rate increases. These increases were partially offset by the impact of the purchase of a large quota share reinsurance treaty for several workers’ compensation programs. These increases were also partially offset by the decline in written premium from programs previously discontinued. Management fees grew $952,000, or 3.9%, to $25.5 million from $24.5 million. Primarily, this increase resulted from a profit sharing fee of $1.6 million related to the good experience achieved on a loss portfolio transfer and new business growth of $1.0 million, which amounts were partially offset by fees related to discontinued or inactive managed programs. The remaining increase reflects a $513,000, or 3.8%, increase in investment income to $14.2 million in 2001 from $13.7 million in 2000. This increase reflects both a 1.8% increase in average invested assets, from operating cash flows, and a decrease in pre-tax yields to 5.64% in 2001 from 6.23% in 2000.

      Specialty risk management operations generated a pre-tax loss of ($7.6) million for the year ended December 31, 2001 compared to a pre-tax loss of ($24.3) million for the comparable period in 2000. This was the result of a decrease in our loss and loss adjustment expenses and operating expenses on specialty risk management operations. Our loss and loss adjustment expense ratio was 81.1% for the year ended December 31, 2001 compared to 90.9% for the comparable period in 2000. The net loss in 2001 reflects the impact of adverse development of $14.4 million on net reserves. The adverse development reflects $5.2 million related to unprofitable discontinued programs, $4.5 million related to the provision for uncollectible reinsurance on Connecticut Surety Company and HIH America Compensation & Liability Company, and the remaining development related to claims activity on the auto liability line of business. The 2000 results reflected significant adverse development related to the discontinued programs mentioned above.

      Our expense ratio was 36.0% for the year ended December 31, 2001 compared to 35.9% for the comparable period in 2000.

     2000 compared to 1999

      Our revenues from specialty risk management operations increased $25.6 million, or 16.1%, to $184.7 million in 2000 from $159.1 million in 1999. The increase reflects 16.9% growth in net earned premiums to $146.0 million in 2000 from $124.9 million in 1999. This increase reflects growth in new and existing specialty risk management clients, partially offset by a reduction in premiums from programs discontinued in 1999 and 2000. In addition, the purchase of a large quota share reinsurance treaty for several workers’ compensation programs resulted in a $9.5 million reduction in net earned premiums. Management fees grew $1.6 million, or 7.2%, to $24.5 million from $22.9 million. This increase reflects the addition of two new managed programs and the full year impact of the 1999 acquisition of TPA Associates, Inc. The remaining increase reflects a $2.1 million, or 18.3%, increase in investment income to $13.7 million in 2000 from $11.6 million in 1999. This increase reflects both a 9.2% increase in average invested assets, from operating cash flows, and an increase in pre-tax yields to 6.23% in 2000 from 5.33% in 1999.

      Our specialty risk management operations in 2000 generated a pre-tax loss of ($24.3) million compared to a pre-tax loss of ($11.9) million in 1999. The 2000 results reflect a $28.0 million pre-tax, or $18.5 million after-tax, charge for loss and loss adjustment expense reserve related items. This pre-tax charge reflects $20.2 million of adverse development on prior accident years, $2.0 million for accelerated amortization of deferred acquisition costs, $3.0 million for additional reinsurance costs on our adjustable rate casualty reinsurance treaty, and $2.8 million associated with loss-based assessments and other indirect claims expenses. The adverse development in 2000 was primarily from discontinued programs. The adverse development of $15.1 million in 1999 was primarily relating to programs no longer being underwritten by our insurance company subsidiaries, which includes the limited discontinued programs.

     Agency Operations

      The following table sets forth the revenues and results from agency operations (in thousands):

	2001	2000	1999

Net commission	$15,706	$17,234	$16,391
Pre-tax income*	$5,348	$4,115	$3,639

* Excluding the allocation of corporate overhead

     2001 compared to 2000

      Our revenue from agency operations, which consists primarily of agency commission revenue, decreased $1.5 million, or 8.9%, to $15.7 million for the year ended December 31, 2001 from $17.2 million for the comparable period in 2000. This decrease reflects the sale of the Meadowbrook-Villari Agency effective July 1, 2001. The Meadowbrook-Villari Agency was a Florida-based insurance agency which offered professional liability products and programs, group health and disability and property and casualty products. The agency was formed as a result of our acquisition of the business of Villari & Associates, Inc. in 1998. We recorded a loss of $1.1 million in connection with the sale. Excluding the Meadowbrook-Villari Agency revenues from both periods, agency revenue would have decreased 2.2%. This decrease in agency commissions primarily relates to the sale of business to a former employee, for which there was a corresponding reduction in salary and administrative costs. Agency operations generated pre-tax income of $5.3 million for the year ended December 31, 2001 compared to $4.1 million for the comparable period in 2000. The improvement in agency operations reflects improved margins as a result of expense management initiatives. We expect the sale of Meadowbrook-Villari Agency to result in a reduction of annualized agency revenue of approximately $3.2 million. We do not expect this sale will have a material impact on our overall results of operations.

     2000 compared to 1999:

      Agency commissions increased $843,000, or 5.1%, to $17.2 million in 2000 from $16.4 million in 1999. Agency operations pre-tax income increased $476,000, or 13.1%, to $4.1 million in 2000 from $3.6 million in 1999. This improvement in pre-tax income reflects the combination of growth in commission revenues and the impact of expense reductions taken in late 1999.

     Other Items

     Taxes

      The provision for income taxes resulted in a benefit of $3.6 million, $10.1 million, and $6.2 million in 2001, 2000, and 1999 with a negative effective tax rate of 35.6%, 36.7% and 44.2%, respectively. The tax rate in 1999 deviated significantly from the 34% corporate rate due to our investment portfolio being weighted in tax-exempt securities. During 2000, because of our current tax position, we shifted more of our investment portfolio to taxable securities, bringing the effective tax rate closer to the corporate tax rate of 34%.

     Interest Expense

      Interest expense for 2001, 2000 and 1999 was $4.5 million, $5.1 million and $3.6 million, respectively. This interest expense relates primarily to our line of credit. The average debt outstanding was approximately $54 million, $51 million, and $44 million in 2001, 2000 and 1999, respectively. The average effective interest rate (including fees) was approximately 8%, 9%, and 8% in 2001, 2000 and 1999, respectively.

Liquidity and Capital Resources

      The principal sources of funds for us and our subsidiaries are insurance premiums, investment income, proceeds from the maturity and sale of invested assets, risk management fees, and agency commissions. Funds are primarily used for the payment of claims, commissions, salaries and employee benefits, other operating expenses, shareholder dividends, and debt service. We generate operating cash flow from non-regulated subsidiaries in the form of commission revenue, outside management fees, and intercompany management fees. These sources of income are used to meet debt service, shareholders’ dividends, and other operating expenses of our holding company and non-regulated subsidiaries. Earnings before interest, taxes, depreciation, and amortization from our non-regulated subsidiaries were $3.3 million for the quarter ended March 31, 2002 (as compared to $5.7 million for the quarter ended March 31, 2001) and approximately $14.0 million in 2001. These earnings were available for debt service.

      Cash flow used in operations for the quarter ended March 31, 2002 was $6.4 million, compared to cash flow used in operations of $2.4 million for the comparable quarter in 2001. Cash flow used in operations in 2001 was $2.8 million, compared to cash flow provided by operations of $24.0 million and $23.6 million in 2000 and 1999, respectively. As anticipated by management, the decrease in cash flow in the first quarter 2002 and in 2001 reflects the acceleration in the payment of previously reserved claims, which more than offset the growth in gross and net written premiums. The positive cash flow in 2000 and 1999 reflects growth in gross and net written premium and the strengthening of case and incurred but not reported (“IBNR”) reserves that did not require immediate cash payments in those years. Absent a capital contribution or the sale of a portion of our assets, as discussed below, we plan to reduce gross and net written premium in 2002 to reduce certain leverage ratios. As these losses are paid and growth in premium declines, cash and invested assets in our insurance subsidiaries may decline.

      At March 31, 2002, we had a bank line of credit that permitted borrowings up to $47.5 million of which $47.0 million was outstanding. The line of credit bears interest at a variable margin over the prime rate. As of March 31, 2002, the prime rate was 4.75% and the variable margin was 1.75%. We drew on this line of credit primarily to consummate acquisitions made during 1997 through 1999. We also used the line of credit to fund operating expenses of our non-regulated subsidiaries and to make investments with the regulated subsidiaries.

      At December 31, 2000, we were obligated to reduce the credit line to $33.0 million by April 30, 2001. In May 2001, we received a permanent waiver of this obligation to reduce the credit line. Concurrent with the permanent waiver, we and our banks agreed to waive all prior covenant violations of the existing loan agreement and establish new covenants. In addition, we agreed to a revised pay-down schedule, pursuant to which we were required to reduce the credit line by $5.0 million per quarter beginning September 30, 2001.

      The scheduled payments of $5.0 million due on September 30, 2001 and December 31, 2001 were not made. In February 2002, we received a permanent waiver of these obligations to reduce the credit line. Concurrent with the permanent waiver, we and our banks agreed to waive all prior covenant violations of the existing loan agreement and establish new covenants effective retroactive to December 31, 2001 related to statutory surplus, GAAP net worth, fixed charge coverage, debt-to-capital ratios and net and gross premium ratios. In addition, we agreed to a revised pay-down schedule and a variable margin over the prime rate that increases by one quarter point every two months beginning February 1, 2002 until the line of credit is paid down to $33.0 million. Pursuant to the revised pay-down schedule, we made a principal payment of $0.5 million on March 31, 2002, and are required to further reduce the credit line by $10.8 million on June 30, 2002, $1.0 million on September 30, 2002, and $11.3 million on December 31, 2002.

      Unless a further extension is obtained, the line of credit expires and the remaining balance of $23.9 million is payable in full on January 3, 2003. Our banks have agreed that they will extend the line of credit for an additional one-year period subject to the successful completion of this offering. Under the terms of the credit agreement, in the event of default, the banks have the right to terminate the revolving credit facility and demand full and immediate repayment.

      Absent the sale of assets or other capital raising events, we may not have the liquidity in our non-regulated subsidiaries to make the required payments pursuant to the revised pay down schedule on or after the scheduled payment of $10.8 million on June 30, 2002. Furthermore, if repayment is required due to default, we currently do not have sufficient cash to repay the balance. As part of the loan agreement, certain of our non-regulated subsidiaries guaranteed repayment of the line of credit and we pledged the stock of our non-regulated subsidiaries as collateral. In the event of default, the banks would have the right to sell our non-regulated subsidiaries and apply the proceeds to the balance on the line of credit.

      Our non-insurance premium finance subsidiary maintains a line of credit with a bank, which permits borrowings up to 80% of the accounts receivable, which collateralize the line. The line will expire on June 14, 2002 and management intends to renew this line of credit. The line bears interest at 1% under the prime rate, which was 4.75% and 9.50% at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, $3.8 million and $2.5 million, respectively, were outstanding under this line.

      In addition, we have an outstanding subordinated promissory note payable in the amount of $3.5 million, due June 30, 2003, which bears interest at a rate of 6.673% plus a Eurocurrency margin. As of December 31, 2001, the Eurocurrency margin was 1.7%. Proceeds of this borrowing were used to reduce the outstanding balance on the bank line of credit.

      There were no letters of credit open as of December 31, 2001. One letter of credit in the amount of $14.2 million which had previously been provided as collateral for two insurance subsidiaries’ obligations under a reinsurance agreement, was drawn on in full by the beneficiary. This amount earns interest payable to us on the drawn balance at 4.5%. This agreement expires September 1, 2006.

      As of December 31, 2001 and 2000, the recorded values of our investment portfolio, including cash and cash equivalents, were $233.8 million and $240.1 million, respectively. The debt securities in the investment portfolio, at December 31, 2001, were 88.2% investment grade A- or above bonds as defined by Standard & Poor’s.

      At March 31, 2002, shareholders’ equity was $79.6 million, or $9.35 per share. Shareholders’ equity was $80.3 million, or $9.44 per common share, at December 31, 2001, compared to $86.0 million at December 31, 2000, or $10.10 per common share. The decrease in shareholders’ equity during 2001 primarily reflects our second quarter net loss. Changes in shareholders’ equity related to the unrealized values of underlying portfolio investments has been and will continue to be volatile as market prices of debt securities fluctuate with changes in the interest rate environment.

      A significant portion of our consolidated assets represents assets of our insurance subsidiaries that at this time cannot be transferred to the holding company in the form of dividends, loans or advances. The restriction on the transferability to the holding company from our insurance subsidiaries is dictated by Michigan regulatory guidelines, which are as follows: The maximum discretionary dividend that may be declared, based on data from the preceding calendar year, is the greater of each insurance company’s net income (excluding realized capital gains) or ten percent of the insurance company’s policyholders’ surplus (excluding unrealized gains). These dividends are further limited by a clause in the Michigan law that prohibits an insurer from declaring dividends except out of earned surplus of the company. Earned surplus balances are calculated on a quarterly basis. Since Star Insurance Company is the parent of the domestic insurance company subsidiaries, its maximum dividend calculation represents the combined insurance companies’ surplus. Based upon the 2001 statutory financial statements, Star Insurance Company may not pay any dividends to us during 2002 without prior approval of the Michigan Office of Financial and Insurance Services. Star Insurance Company’s earned surplus position at December 31, 2001 was negative $29.1 million. At March 31, 2002, earned surplus was negative $27.2 million. No statutory dividends were paid in 2001 or 2000.

      Our insurance subsidiaries are required to maintain certain deposits with regulatory authorities, which totaled $71.9 million at December 31, 2001, and $55.0 million at December 31, 2000.

Significant Accounting Policies

     Losses and Loss Adjustment Expenses and Reinsurance Recoverables

      Our liability for losses and loss adjustment expenses represents (1) case basis estimates of reported losses and loss adjustment expense on direct business, (2) actuarial estimates of incurred but not reported losses and loss adjustment expense, and (3) estimates received from ceding reinsurers on assumed business. Such liabilities, by necessity, are based upon estimates. While we believe that the amount accrued is adequate, the ultimate liability may be greater or less than the amount provided. At December 31, 2001, loss and loss adjustment expenses were $394.6 million.

      Our reinsurance recoverables represent (1) amounts currently due from reinsurers on paid loss and loss adjustment expense, (2) amounts recoverable from reinsurers on case basis estimates of reported losses and loss adjustment expense, and (3) amounts recoverable from reinsurers on actuarial estimates of incurred but not reported losses and loss adjustment expense. Such recoverables, by necessity, are based upon estimates. While we believe that the amount accrued is collectible, the ultimate recoverable may be greater or less than the amount accrued. At December 31, 2001, reinsurance recoverables on paid and unpaid losses were $222.5 million.

      Our methods for making such estimates and for establishing the loss reserves and reinsurance recoverables are continually reviewed and updated.

     Taxes

      At December 31, 2001, we had a deferred tax asset of $24.5 million, $11.8 million of this deferred tax asset is related to a net operating loss (“NOL”) carryforward. Realization of the deferred tax asset is dependent on generating sufficient taxable income to absorb both the applicable reversing temporary differences and the net operating loss carryforward. Although realization is not assured, we believe that it is more likely than not that current tax strategies, will generate sufficient taxable income to realize the deferred tax asset. These strategies include potential sale of assets and/or subsidiaries, and the ongoing results from operations excluding the discontinuation of unprofitable programs. If we are unable to execute these tax strategies or generate sufficient taxable income, the establishment of a valuation allowance may be required. The NOL of $11.8 million was generated from losses occurring in 1999, 2000, and 2001, which, if unused, will begin to expire in 2019.

     Goodwill and Amortization Expense

      On July 31, 1998, we acquired Florida Preferred Administrators, Inc. and Ameritrust Insurance Corporation, at a purchase price of $12.3 million, resulting in goodwill of $7.0 million. Florida Preferred Administrators, Inc. is a Florida-based third party administrator. Florida Preferred Administrators, Inc. provides a broad range of risk management services to purchasers of workers’ compensation insurance from Ameritrust Insurance Corporation, as well as other insurance carriers. This acquisition was subject to a contingent earn-out provision, which was finalized in 2000. During 2000, we paid approximately $4.7 million to the former shareholders under this provision.

      On August 4, 1999, we acquired the assets of TPA Associates, Inc., all of the outstanding stock of TPA Insurance Agency, Inc. and Preferred Insurance Agency, Inc. and approximately 94% of the outstanding stock of Preferred Insurance Company, Ltd., at a purchase price of $16.2 million. This transaction resulted in goodwill of $12.9 million.

      Our remaining goodwill relates to acquisitions of other agency and fee-for-service operations.

      At December 31, 2001 and 2000, our net goodwill was $28,997,000 and $35,946,000, respectively. Amortization expense for 2001, 2000 and 1999 was $2.3 million, $2.0 million and $1.6 million, respectively. These charges primarily reflect the amortization of goodwill associated with acquisitions in 1997, 1998, and 1999.

      We annually evaluate the net carrying value of goodwill to determine if there has been any impairment in value. The methodology used for this evaluation entails review of current market values of subsidiaries, and annual operating performance along with anticipated results for the ensuing year based on operating budgets and forecasts. At December 31, 2001 we concluded that there had been no impairment in the net carrying value of goodwill.

      Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 142, for periods starting December 15, 2001 or thereafter, eliminates the amortization of goodwill. In addition, goodwill would be separately tested for impairment using a fair-value based approach. As a result, we no longer amortize goodwill. Goodwill amortization was approximately $548,000 for the quarter ended March 31, 2001 and $2.3 million for the year ended December 31, 2001.

     Revenue Recognition

      We recognize premiums written as earned on a pro rata basis over the life of the policy term. Unearned premiums represent the portion of premiums written that are applicable to the unexpired terms of policies in force. Provisions for unearned premiums on reinsurance assumed from others are made on the basis of ceding reports when received. Certain premiums are subject to retrospective premium adjustments. We recognize the estimated ultimate premium over the term of the insurance contract.

      We record commission and fee income on the later of the effective date or the billing date of the policies on which they were earned. We record the income effects of subsequent premium and fee adjustments when the adjustments become known.

      We occasionally guarantee the financing of policies we write. No material premium financing guarantees were in effect at December 31, 2001.

      We recognize the majority of claims processing fees as revenue over the estimated life of the claims. For those contracts that provide services beyond the contractually defined termination date of the related contracts, fees are deferred in an amount equal to management’s estimate of our obligation to continue to provide services.

New Accounting Pronouncements

      Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 142, for periods starting December 15, 2001 or thereafter, eliminates the amortization of goodwill. In addition, goodwill would be separately tested for impairment using a fair-value based approach. We have not yet evaluated the impact to goodwill as prescribed by SFAS No. 142. As a result, we no longer amortize goodwill. Goodwill amortization was approximately $548,000 for the quarter ended March 31, 2001 and $2.3 million for the year ended December 31, 2001.

      FASB has issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144, for periods starting January 1, 2002 or thereafter, clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than only a segment of a business). The adoption of this standard did not have a significant impact on our results for the first quarter of 2002.

Qualitative and Quantitative Disclosures about Market Risk

      Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates as well as other relevant market rate or price changes. The volatility and liquidity in the markets in which the underlying assets are traded directly influence market risk. The following is a discussion of our primary risk exposures and how those exposures were managed as of December 31, 2001. Our market risk sensitive instruments are primarily related to debt securities and equity securities, which are available for sale and not held for trading purposes.

      Interest rate risk is managed within the context of asset and liability management where the target duration of the investment portfolio is managed to approximate that of the liabilities as determined by actuarial analysis.

      At December 31, 2001, the fair value of our investment portfolio was $200.4 million, 98.6% of which is invested in debt securities. The remaining 1.4% is invested in preferred stocks. Our market risk to the investment portfolio is interest rate risk associated with debt securities. Our exposure to equity price risk is not significant. Our investment philosophy is one of maximizing after-tax earnings and has historically included significant investments in tax-exempt bonds. During the year, we continued to increase our allocation to taxable securities for tax reasons. For our investment portfolio, there were no significant changes in our primary market risk exposures or in how those exposures are managed compared to the year ended December 31, 2000. We do not anticipate significant changes in our primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

      A sensitivity analysis is defined as the measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected period. In our sensitivity analysis model, a hypothetical change in market rates is selected that is expected to reflect reasonable possible near-term changes in those rates. The term “near term” means a period of time going forward up to one year from the date of the consolidated financial statements. In our sensitivity model, we use fair values to measure our potential loss of debt securities assuming an upward parallel shift in interest rates to measure the hypothetical change in fair values. Based upon this sensitivity model, a 100 basis point increase in interest rates produces a loss in fair value of market sensitive instruments of approximately $7.3 million. This loss in fair value only reflects the impact of interest rate increases on the fair value of our debt securities. This loss after tax constitutes 6.0% of shareholders’ equity. The other financial instruments, which include cash and cash equivalents, equity securities, premium receivables, reinsurance recoverables, line of credit and other assets and liabilities, when included in the sensitivity model, do not produce a material loss in fair values.

BUSINESS

Overview

      Since 1976, we have been developing and managing alternative market risk management solutions for defined client groups and their members. The alternative market, which developed as a result of historical volatility in the cost and availability of traditional commercial insurance coverages, includes a wide range of specialized approaches to financing and managing risk exposures, such as captives and rent-a-captives, risk retention and risk purchasing groups, governmental pools and trusts and self insurance plans. According to industry sources, the alternative market accounts for an estimated $135 billion, or approximately 45%, of the estimated $300 billion of United States commercial property and casualty premium written by the end of 2002. We believe that the alternative market has continued to expand even during the current soft market as a result of the desire of many insureds to exercise greater control over the risk management process and to obtain customized risk management services.

      We target selected industry, trade and professional associations, affinity groups and governmental entities, whose specialized risk management goals and objectives are not met by the traditional commercial insurance market. In cooperation with a client group, we design customized packages of services and coverages, or specialty programs, which are then marketed to the group’s members. We seek to form long-term risk management “partnerships” with our clients, which we believe enable us to achieve cost efficiencies and relatively stable and predictable revenue and to provide clients with enhanced levels of service, cost stability, insurance capacity and coverage availability. Because clients often share in the operating results, they are motivated to prevent and control losses and to participate actively in the overall management of their risk. Historically, we have maintained a high client retention rate, which has permitted us to concentrate on increased market penetration.

      Based upon the particular risk management goals of our clients and our assessment of the opportunity for operating profit, we offer our solutions on a managed basis, a risk-sharing basis or, in certain circumstances in response to a specific market opportunity, a fully-insured basis. In a “managed program,” we provide management services for a fee but generally do not participate directly in the operating results. In a “risk-sharing program,” we receive management fees and commissions and participate with our clients or agents in the operating results. In a “fully-insured program,” we derive revenue exclusively from the operating results without a risk-sharing mechanism. We write business on a fully-insured basis generally when we believe there is potential to develop a long-term risk-sharing relationship.

      We have developed a broad range of alternative risk management capabilities to design, manage and service our clients’ risk management needs. These capabilities include:

•	program and product design services

•	formation and management of risk-bearing entities, such as mutual insurance companies, captives, rent-a-captives, public entity pools and risk retention and risk purchasing groups

•	underwriting/risk selection and policy issuance

•	reinsurance brokerage

•	loss prevention, control, claims handling and administration

•	information technology and processing

•	sales, marketing and public relations to members of groups

     Our Agency Operations

      We earn commissions through the operation of a retail property and casualty insurance agency. Formed in 1955 as our original business, the insurance agency places principally commercial insurance, as well as personal property, casualty, life and accident and health insurance, with more than 50 insurance carriers. The agency has grown to be one of the largest agencies in Michigan and, with acquisitions, has expanded into California.

      In total, our agency operations generated commissions of $15.7 million, $17.2 million and $16.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. In addition to our independent retail agency activities, our insurance agency also earns revenue by serving as the agent for some of our own programs.

     Our Specialty Risk Management Operations

     Overview

      Our specialty risk management operations consist primarily of development and management of alternative risk management solutions for defined client groups and their members. These alternative risk solutions consist of a set of coverages and services tailored to meet the specific requirements of a group of clients. We provide reinsurance brokering, risk management consulting, claims handling, and administrative services, along with various types of property and casualty insurance coverage, including workers’ compensation, general liability and commercial multi-peril. Insurance coverage is provided primarily to associations or similar groups of members and to specified classes of business for our agent-partners.

      Services provided and insurance lines of business include:

Services	Lines of Business

• Risk Analysis and Identification	• Workers’ Compensation
• Feasibility Studies	• Commercial Multi-Peril
• Program and Product Design	• General Liability
• Sales, Marketing and Public Relations	— Errors and Omissions
• Consultation, Education and Training	— Automobile
• Captive Formation	— Owners, Landlord and Tenant
• Captive Management (Onshore and Offshore)	• Employment Practices Liability
• Rent-a-Captive	• Professional Liability
• Underwriting/ Risk Selection	— Legal
• Policy Issuance	— Medical
• Reinsurance Brokerage	— Real Estate Appraisers
• Claims Handling and Administration	— Pharmacists
• Litigation Management	• Inland Marine
• Accounting and Financial Statement Preparation	• Product Liability
• Regulatory Compliance	• Excess Reinsurance
• Actuarial and Loss Reserve Analysis	• Commercial Property
• Loss Prevention and Control
• Audit Support
• Information Technology and Processing

      Managed Programs. In a managed program, we earn service fee revenue by providing management and other services to a client’s risk-bearing entity, but generally do not share in the operating results. We believe our managed programs provide a consistent source of revenue, as well as opportunities for revenue growth without a proportionate increase in expenses. Revenue growth may occur through the sale of existing products to additional members of the sponsoring client group, the expansion of coverages and services provided to existing programs, and the creation of programs for new client groups (such as additional municipal associations) with needs that are similar to existing client groups.

      Managed program services for which we receive fee-based revenues include program design and development; underwriting; reinsurance brokerage; policy administration; loss prevention and control services

(including the provision of specialized law enforcement training); claims and litigation management; information processing and accounting functions; and general management oversight of the program on behalf of the sponsoring client group. The fees that we receive under our managed programs are generally either a fixed amount or based on a percentage of premium serviced.

      We specialize in providing managed programs to public entity associations and currently manage public entity pools and other captive insurance entities, which provide insurance coverage for over 2,500 participants, including city, county, township and village governments in five states. Over the years, we have been able to expand the services offered under existing programs, as well as to increase the number of participants in these managed programs.

      In addition to municipal associations, we also manage offshore captives and other insurance entities including our insurance subsidiaries Star, Savers, Williamsburg, Ameritrust, American Indemnity, and Preferred Insurance Company.

     Risk Sharing Programs:

      Client Risk-Sharing. In a client risk-sharing program, we participate in the operating results, and the client group also shares in the results through a captive, a rent-a-captive or a retrospectively-rated policy. In many instances, a captive owned by a client reinsures a portion of the risk on a quota-share basis. In addition to premium revenue and investment income from our participation in the operating results, we may also be compensated through the receipt of ceding commissions and other fees for policy issuance services and acquisition costs, captive management services, reinsurance brokerage, loss prevention services and claims handling and administrative services. For financial reporting purposes, ceding commissions are treated as a reduction in underwriting expenses.

      Our experience has been that the number of claims and the cost of losses tend to be lower in risk-sharing programs than with traditional forms of insurance. We believe that client risk-sharing motivates insureds to focus on loss prevention and loss control measures and adhere to stricter underwriting guidelines.

      Although the structure and nature of each of our risk-sharing relationships vary, the chart and description below provide an illustration of the basic elements included in many of our client risk-sharing programs.

CAPTIVE RISK-SHARING STRUCTURE

      We assist the client with the formation of the captive, which is capitalized by contributions from the client’s members in exchange for shares of the captive. The captive is generally managed for a fee by one of our offshore subsidiaries. We work with the client to determine the amount of risk exposure that will be assumed by the captive, which varies depending on the captive’s capitalization, the line of business, the amount to be retained by us and the amount to be reinsured by excess reinsurers. We then issue an insurance policy and receive premium from the insured. Pursuant to the quota-share reinsurance agreement with the captive, we generally cede (transfer) a portion of the retained risk to the captive and pay to the captive its share of the net premium (after deducting ceding commissions, policy issuance fees, the cost of excess reinsurance, taxes and other fees and expenses). We generally seek to cede approximately 50% of the loss exposure, but in some cases we cede as little as 20% or as much as 80% of the loss exposure. We secure obligations due from captives through the use of funds withheld trusts or letters of credit. Through our reinsurance intermediary subsidiaries, we obtain excess-of-loss reinsurance, subject to agreed upon limits and retention levels. We generally administer all claims handling functions, and the captive provides funds to us for the payment of the captive’s proportionate share of paid claims and claims expenses. The captive realizes investment income from its capital, unearned premium and loss reserves; and its shares of the underwriting results.

      We also offer our clients “rent-a-captive” risk-sharing programs. These programs allow a client to retain a significant portion of its own loss exposure without the administrative costs and capital commitment required to establish and operate its own captive.

      In another variation on client risk-sharing, we establish retrospectively-rated programs for individual accounts. In this type of program, we work with the client to develop the appropriate self-insured retention and loss fund amount and then help arrange for excess of loss reinsurance. The client reimburses us for all claim payments within the client’s retention. We generally earn a management fee (which includes claims and loss control fees). In most of these programs, we also participate in the operating results of the reinsurance coverage and earn a ceding commission.

      Agent Risk-Sharing. We also write specialty risk insurance on a risk-sharing basis with agents or brokers. We believe that agent risk-sharing has grown as a result of market volatility and lack of coverage availability in the traditional market. Risk-sharing is achieved either through an agent-owned captive, rent-a-captive or through a contingent commission structure based upon the underwriting results.

      The agent may own a captive or purchase an interest in a rent-a-captive, which acts as a reinsurer on business produced. In some cases, the captive’s shareholders may include key producers, subproducers or insureds. In other circumstances, the agent accepts a lower up-front commission in exchange for a multi-year contingent commission based on operating results.

      Fully-Insured Programs. In fully-insured programs, we provide more traditional looking insurance without a risk-sharing mechanism and derive revenue exclusively from earned premiums and investment income. Fully-insured programs are developed in response to a specific market opportunity and generally when we believe there is potential to evolve into a risk-sharing mechanism.

     Description of Our Specialty Risk Management Services

      Program Design. Prior to implementing a new program, we generally review background data, including financial projections for the contemplated program; historical loss experience; actuarial studies of the underlying risks; the credit worthiness of the potential client; and the availability of reinsurance. A senior management team and associates representing each of our risk-management disciplines work together to design, market, and implement new programs. While we do not generate substantial fees for program design services, these services are an integral part of our program management services.

      Formation and Management of Risk-Bearing Entities. We generate fees by forming and managing risk-bearing entities for clients and agents. We currently manage 27 captives and/or rent-a-captives and hold a minority interest in seven of these captives. Our offshore captives are managed by our subsidiaries in Bermuda and Barbados.

      Risk Selection. We perform underwriting services for our clients, our clients’ captives and certain individual accounts. Compensation for underwriting services generally is included in our management fees. Our underwriting personnel help develop the proper criteria for selecting risks, while actuarial and reinsurance personnel evaluate and recommend the appropriate levels of risk retention. The program is then tailored according to the requirements and qualifications of each client.

      Reinsurance Brokerage. Through our reinsurance brokerage subsidiary, Meadowbrook Intermediaries, Inc., we earn fees by placing excess-of-loss reinsurance and insurance coverage with high deductibles for insurance companies, captives and self-insured programs we manage. Reinsurance is also placed for clients who do not have other business relationships with us.

      Loss Control and Prevention. We earn fees for loss control services which are designed to help clients prevent or limit certain loss events. Through an evaluation of the client’s workplace environment, our loss control specialists assist the client in planning and implementing a loss prevention program and, in certain cases, provide educational and training programs for the client.

      Claims Handling and Administration. We have experience in handling and managing claims for workers’ compensation and most other casualty lines, such as, property and general liability. We handle all claims functions for most of the programs we manage. Our involvement in claims handling and administration provides feedback to program managers in assessing the client’s risk environment and the overall structure of the program.

      Sales and Marketing. We market our programs and services to associations, groups, local, regional and national insurance agents, and insurance consultants. Once a program has been developed for a particular association or group, we generally then market the program to members of the association or group. Sales and marketing efforts include personal contact through independent agents, direct mail, telemarketing, advertising, internet based marketing including affiliations with an insurance based web portal (captive.com) and our corporate website (www.meadowbrook.com), and attendance at seminars and trade and industry conventions.

      In June 2000, we launched our Advantage System (“Advantage”) and Agents EdgeTM. Advantage is an internet-based policy processing system which reduces our internal administrative costs. In addition to administrative processing efficiencies, Advantage enhances our underwriting practices, by automating risk selection criteria.

      Agents EdgeTM is a specific application of Advantage utilizing an automated, predictable, profit-driven underwriting model to make workers’ compensation products available to select agencies through our regional branch offices. The system is now available in more than thirty states for our workers’ compensation programs.

Our Insurance Subsidiaries and Their Performance

      Our major insurance company subsidiaries, Star, Savers, Ameritrust, Williamsburg and Preferred Insurance Company (collectively referred to as our “Insurance Companies”), issue insurance policies. These companies are complemented by American Indemnity, which offers clients a rent-a-captive vehicle.

      Our Insurance Companies are authorized to write business, on either an admitted or surplus lines basis, in all fifty states. The Insurance Companies primarily offer workers’ compensation, commercial multiple peril, inland marine and other liability coverages. For the year ended December 31, 2001, the workers’ compensation line of business accounted for 49.4% and 42.4% of gross written premiums and net earned premiums, respectively.

      Star, Savers, Williamsburg and Ameritrust are domiciled in Michigan, Missouri, California and Florida, respectively. American Indemnity and Preferred Insurance Company are Bermuda-based insurance companies.

      The following table summarizes our gross written premium and net earned premium for the three month periods ended March 31, 2002 and March 31, 2001 and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997:

	Three Months Ended
	March 31,		Years Ended December 31,

Gross Written Premium	2002	2001	2001	2000	1999	1998	1997

	(in thousands)
Workers’ Compensation	$33,503	$51,196	$147,654	$132,108	$95,284	$81,165	$65,817
Commercial Multi-Peril	9,548	13,236	44,513	42,170	36,123	30,192	20,881
Inland Marine	2,769	3,562	12,048	11,752	11,044	8,672	7,953
Other Liability	3,339	9,240	28,856	32,173	29,312	25,381	22,714
Other Commercial Auto Liability	2,581	6,298	38,191	44,070	35,462	17,674	2,211
Surety Bonds	2,015	1,325	7,377	5,116	6,651	15,004	20,186
All Other Lines	3,751	5,239	20,465	20,463	16,598	8,244	6,977

Total	$57,506	$90,096	$299,104	$287,852	$230,474	$186,332	$146,739

	Three Months Ended
	March 31,		Years Ended December 31,

Net Earned Premium	2002	2001	2001	2000	1999	1998	1997

	(in thousands)
Workers’ Compensation	$15,714	$17,256	$69,360	$83,301	$67,153	$47,331	$33,034
Commercial Multi-Peril	7,040	6,110	27,004	18,567	15,608	10,896	11,269
Inland Marine	764	1,049	3,782	2,915	2,914	2,352	2,005
Other Liability	3,868	6,496	22,539	22,261	22,982	21,297	15,182
Other Commercial Auto Liability	7,370	7,301	27,535	9,725	8,545	5,166	1,595
Surety Bonds	35	(15)	173	32	133	132	748
All Other Lines	3,866	2,976	13,272	9,199	7,571	4,911	4,660

Total	$38,657	$41,173	$163,665	$146,000	$124,906	$92,085	$68,493

      In August 2001, A.M. Best downgraded our insurance subsidiaries to stable “B” (Fair) rating. While we have not yet experienced a material impact on our business to date, this downgrade may have a material adverse impact on our ability to market our insurance products. If our rating remains at the current level, some programs and insureds may seek other insurance carriers with higher ratings. While we have no reason to believe that any downward adjustment will be made, there is no assurance that A.M. Best will not further reduce or withdraw the ratings of our insurance company subsidiaries in the future.

Surety Business

      In December 1996, Star entered into a five-year joint underwriting agreement with Connecticut Surety Company. Under this agreement, Star transferred the underwriting risk on the majority of our existing surety bond business. Effective June 1, 2000, Connecticut Surety Company no longer assumes risk on new or renewal business from Star; however, one of Connecticut Surety Company’s subsidiaries continues to act as a general agent for us. This new and renewal business is now 100% reinsured to unaffiliated reinsurers with an A.M. Best rating of “A” or better. Effective January 2002, Connecticut Surety Company sold the renewal rights to the business of Connecticut Surety Company and its subsidiaries to a third party, which will now underwrite all new and renewal business, excluding those bonds which Star must renew due to statutory requirements.

      In December 1998, Connecticut Surety Company entered into an agreement with Evergreen National Indemnity Company to transfer most of its contract surety business it wrote on behalf of Star. The agreement provides for the transfer of the underwriting risk on this class of bonds from Connecticut Surety Company to Evergreen National Indemnity Company.

      Effective May 26, 2000, Connecticut Surety Company executed a Subordinated Surplus Note in favor of Star in the principal sum of $195,000. Fifty percent of the principal amount was due on May 26, 2001; the outstanding balance, together with all unpaid interest, is due on May 26, 2002. Interest earns at 9% per annum, with interest payments to be made quarterly, subject to all terms and conditions of the Note. Effective May 26, 2000 and July 14, 2000, Connecticut Surety Corporation executed Promissory Notes in our favor in the amounts of $30,000 and $270,000, due on May 26, 2003 and July 14, 2003, respectively. Interest earns at 9% per annum, payable semi-annually beginning on December 31, 2000, subject to the terms and conditions of the Notes. Furthermore, Star purchased a portion of Connecticut Surety Company’s outstanding loan with Fleet Bank for $124,800. Interest and repayment terms are in accordance with the original terms between Connecticut Surety Company and Fleet Bank. Other investors executed similar notes with Connecticut Surety Company in varying amounts and also purchased a portion of the Connecticut Surety Company loan with Fleet Bank.

      Effective December 31, 2000, Connecticut Surety Company executed a Subordinated Surplus Note with Star in the principal sum of $3.8 million. Interest earns at 9% per annum, payable quarterly beginning April 1, 2001. These loan proceeds were deposited by Connecticut Surety Company into a trust account established for the benefit of Star in order to collateralize Connecticut Surety Company’s reinsurance obligations under the reinsurance agreements described above. This Subordinated Surplus Note, along with the other notes described above, were intended to be converted into Voting Convertible Preferred Stock of Connecticut Surety Company, or its parent, as part of recapitalization of Connecticut Surety Company, pursuant to a Letter of Intent dated December 31, 2000 between Connecticut Surety Company, Star, and other investors. However, Star and the other investors decided not to exercise their conversion rights. As such, Star remains a surplus note holder of Connecticut Surety Company in the amounts and terms described above. We have recorded an impairment of $870,000, which accounts for any uncollateralized portion of these notes.

      As of September 30, 2001, Connecticut Surety Company had capital and surplus of $5.0 million. On February 6, 2002, the Connecticut Insurance Department placed Connecticut Surety Company into rehabilitation and on May 17, 2002, Connecticut Surety Company was placed under an Order of Liquidation.

      At December 31, 2001, we had approximately $1.5 million of unsecured reinsurance recoveries on unpaid losses due from Connecticut Surety Company in excess of collateral and allowances. Also during 2001, we recorded a provision of $4.5 million related to balances due from Connecticut Surety Company, of which $3.5 million was related to reinsurance recoverable balances.

Status of Our Reserves

      Our Insurance Companies establish reserves for the payment of loss and loss adjustment expense. Loss reserves are estimates at a given point in time of what the insurer expects to pay claimants for claims occurring on or prior to such time, including claims that have not yet been reported to the insurer. The establishment of appropriate reserves is an uncertain process and, as such, it can be expected that ultimate liability on claims will be greater or less than the estimated losses.

      When a claim involving a probable loss is reported, we establish a case reserve for the estimated amount of our ultimate loss and loss adjustment expense payments on that claim. The estimate reflects our judgment based on established reserving practices and the experience and knowledge of our claims examiners regarding the nature and value of the claim as well as the estimated expense of settling the claim, including legal and other fees, and the general expenses of administering the claims adjustment process. These case reserves are reviewed on a regular basis, and as new data becomes available, appropriate adjustments are made to reserves.

      We also establish reserves on an aggregate basis to provide for losses “incurred but not reported” (“IBNR”), as well as for future developments on losses reported to us. Thus, IBNR reserves represent the difference between the estimated value of total loss reserves and the reported case reserves. A variety of methods have been developed in the insurance industry for determining estimates of loss reserves. We rely on at least five methods when setting reserves which consider prior experience, expected losses, expected payout, reporting patterns and known activity. We use a combination of historical experience and industry data when projecting IBNR loss reserves.

      The following is a summary of our loss and loss adjustment expense (“LAE”) reserves as of March 31, 2002 and December 31, 2001:

	Three Months
	Ended	Year Ended
	March 31, 2002	December 31, 2001

	(in thousands)
Reported case loss and LAE reserves	$183,831	$185,665
IBNR loss and LAE reserves	$207,147	208,931

Total	$390,978	$394,596

      We compute reserves based on actuarial principles and procedures applicable to the lines of business we write. These reserve calculations are reviewed regularly by management and we engage independent actuaries on an annual basis to express an opinion as to the adequacy of statutory reserves established by management, which opinions are filed with the various jurisdictions in which we are licensed.

      Provisions for inflation are implicitly considered in the reserving process. For GAAP and statutory purposes, our reserves are carried at the total estimate for ultimate expected loss without any discount to reflect the time value of money.

      The following table provides a reconciliation of beginning and ending liability balances on a GAAP basis for the year indicated:

	Years Ended December 31,

	2001	2000	1999

	(in thousands)
Balance, beginning of year	$341,824	$229,244	$148,844
Less reinsurance recoverables	168,962	101,744	64,590

Net balance, beginning of year	172,862	127,500	84,254

Total acquired reserves	—	—	7,784
Incurred related to:
Current year	110,797	107,371	80,296
Prior years	14,386	20,248	15,062

Total incurred	125,183	127,619	95,358

Paid related to:
Current year	26,312	26,896	20,362
Prior years	73,080	55,361	39,534

Total paid	99,392	82,257	59,896

Net balance, end of year	198,653	172,862	127,500
Plus reinsurance recoverables	195,943	168,962	101,744

Balance, end of year	$394,596	$341,824	$229,244

      Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to us, and our payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and loss adjustment expenses (“LAE”).

      The following table shows the development of reserves for unpaid losses and LAE from 1992 through 2001 for our current insurance subsidiaries.

      Due to the adoption of SFAS 113, the bottom portion of the table shows the impact of reinsurance for the years 1993 through 2000, reconciling the net reserves shown in the upper portion of the table to gross reserves.

Analysis of Loss and Loss Adjustment Expense Development

	Years Ended December 31,

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001

	(Dollars in thousands)
Reserves for losses and LAE at end of period	$23,545	$35,744	$47,149	$64,668	$65,775	$60,786	$84,254	$127,500	$172,862	$198,653
Cumulative paid as of
1 year later	5,420	11,172	15,792	25,659	31,626	31,368	39,534	55,361	73,079
2 years later	10,052	19,298	26,227	42,969	49,930	47,313	57,192	91,088
3 years later	13,554	23,571	33,227	52,222	58,362	56,848	77,214
4 years later	15,598	26,700	36,644	57,443	64,018	65,517
5 years later	16,574	27,492	37,450	59,182	67,928
6 years later	17,341	28,527	38,865	60,653
7 years later	17,853	29,469	39,929
8 years later	18,455	29,979
9 years later	18,684
Reserves re-estimated as of end of year:
1 year later	22,609	35,354	46,738	65,058	67,010	69,012	99,316	147,748	187,248
2 years later	21,661	33,524	45,578	65,312	69,536	73,591	106,734	145,745
3 years later	20,909	33,308	45,255	66,692	74,796	74,009	102,438
4 years later	20,623	33,685	45,592	68,557	74,439	77,771
5 years later	19,639	32,263	43,031	65,795	76,025
6 years later	19,658	31,844	42,519	65,874
7 years later	19,787	31,588	43,116
8 years later	19,708	32,015
9 years later	19,872
Cumulative redundancy (deficiency):
Dollars	$3,673	$3,729	$4,033	$(1,206)	$(10,250)	$(16,985)	$(18,184)	$(18,245)	$(14,386)
Percentage	15.60%	10.43%	8.55%	(1.86)%	(15.58)%	(27.94)%	(21.58)%	(14.31)%	(8.32)%
Net reserves		35,744	47,149	64,668	65,775	60,786	84,254	127,500	172,862	198,653
Ceded reserves		14,707	17,844	22,318	26,615	38,193	64,590	101,744	168,962	195,943
Gross reserves		50,451	64,993	86,986	92,390	98,979	148,844	229,244	341,824	394,596

Net reestimated		32,015	43,116	65,874	76,025	77,771	102,438	145,745	187,248
Ceded reestimated		19,779	26,208	38,559	41,143	58,698	95,362	145,921	185,399
Gross reestimated		51,794	69,324	104,433	117,168	136,469	197,800	291,666	372,647

Gross cumulative Redundancy (deficiency)		$(1,343)	$(4,331)	$(17,447)	$(24,778)	$(37,490)	$(48,956)	$(62,422)	$(30,823)

      As a result of adverse development on prior accident years’ reserves, the provision for losses and loss adjustment expenses increased by $14,386,000, $20,248,000, and $15,062,000 in calendar years 2001, 2000, and 1999, respectively.

      The $14.4 million of adverse development on net reserves in 2001 reflects $5.2 million relating to discontinued programs, $4.5 million relating to the provision for uncollectible reinsurance on Connecticut Surety Company and HIH America Compensation & Liability Company, and the remaining development related to claims activity on the auto liability line of business. Gross adverse development was $30.8 million.

      The $20.2 million and $15.0 million of adverse development on net reserves and $46.3 million and $35.0 million of adverse development on gross reserves in 2000 and 1999, respectively, reflects the impact of reserve strengthening, primarily from discontinued programs in which the actual claims activity as well as severity of such claims were greater than anticipated. Also affecting gross reserve development was adverse experience on two commercial automobile programs in which we retained little or minimal risk.

Reinsurance Considerations That Impact Us

      We seek to manage the risk exposure of our Insurance Companies and clients through the purchase of excess-of-loss and quota share reinsurance. Our reinsurance requirements are analyzed on a specific program basis to determine the appropriate retention levels and reinsurance coverage limits. We secure this reinsurance based on the availability, cost, and benefits of various reinsurance alternatives.

      Reinsurance does not legally discharge an insurer from its primary liability for the full amount of risks assumed under insurance policies it issues, but it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance ceded. Therefore, we are subject to credit risk with respect to the obligations of its reinsurers. In our selection of reinsurers, we evaluate the financial stability of its prospective reinsurers. To date, we have not, in the aggregate, experienced material difficulties in collecting reinsurance recoverables, other than those balances related to Connecticut Surety Company and HIH America Compensation & Liability Company and for which allowances have been established. No assurance can be given regarding the future ability of any of our reinsurers to meet their obligations. The following table sets forth information relating to our five largest reinsurers (other than client captive quota-share reinsurers) as of December 31, 2001:

	Reinsurance Premium Ceded	Reinsurance Recoverable	A.M. Best
Reinsurer	December 31, 2001	December 31, 2001	Rating

	(In thousands)
Employers Reinsurance Corporation	$46,650	$81,529	A+	+
XL Insurance Company	8,012	2,373	A+
Lumbermen’s Mutual Insurance Company	4,791	1,056	A
Lloyds Syndicate #227.	3,715	7,697	Ag
Accident Fund Company of Michigan	3,442	1,622	A

      In our risk-sharing programs, we are also subject to credit risk with respect to the payment of claims by our clients’ captive, rent-a-captive, large deductible programs, indemnification agreements, and on the portion of risk exposure either ceded to the captives, or retained by the clients. The capitalization and credit-worthiness of prospective risk-sharing partners is one of the factors we consider in entering into and renewing risk-sharing programs. We collateralize balances due from our risk-sharing partners through funds withheld trusts or letters of credit. At December 31, 2001, we had risk exposure in excess of collateral in the amount of $14.1 million on these programs, of which we had an allowance of $6.5 million related to these exposures. Of the balance, $2.5 million is due from a well-capitalized global insurance broker. We have historically maintained an allowance for the potential uncollectibility of certain reinsurance balances due from some risk-sharing partners. At the end of each quarter we conduct an analysis of these exposures to determine the potential exposure to uncollectibility. We believe that this allowance is adequate. To date, we have not, in the aggregate, experienced material difficulties in collecting balances from our risk-sharing partners. No assurance can be given, however, regarding the future ability of any of our risk-sharing partners to meet their obligations.

Our Investments

      Our investment philosophy is one of maximizing after-tax earnings and has historically included significant investments in tax-exempt bonds. Over the past two years, we increased our allocation to taxable securities for tax reasons. As of March 31, 2002, 82.8% of our investment portfolio was invested in taxable securities.

      Our investment securities at December 31, 2001 and 2000 are classified as available for sale. Investments classified as available for sale securities are available to be sold in the future in response to our liquidity needs, changes in market interest rates, tax strategies and asset-liability management strategies, among other reasons. Available for sale securities are reported at estimated fair value, with unrealized gains and losses reported in the accumulated other comprehensive income component of shareholders’ equity, net of deferred taxes.

      Our investment policies and strategies are subject to change depending upon regulatory, economic and market conditions and the existing or anticipated financial condition and operating requirements, including our tax position.

      At March 31, 2002, the estimated fair value of our investment portfolio, including cash and short term investments, was approximately $227.6 million. The composition of our investment portfolio at March 31, 2002 is shown below (in thousands):

	Cost or	Percentage	Estimated
	Amortized	of Total	Fair
Type of Investment	Cost	Portfolio	Value

Debt securities:
U.S. government	$31,299	13.9%	$31,549
Tax-exempt obligations of states and political subdivisions	32,276	14.3	32,907
Mortgage-backed securities	47,513	21.1	48,001
Corporate debt securities	73,837	32.8	74,646

Total debt securities	184,925	82.1	187,103

Equity securities — preferred stocks	2,757	1.2	2,787
Cash and short term investments	37,699	16.7	37,699

	$225,381	100.0%	$227,589

      At March 31, 2002, based on cost or amortized cost, 98.8% of our investments were in debt securities, and cash and short term investments. Approximately 86.3% of our debt securities were invested in securities with a S&P rating range from AAA to A-.

      The following table sets forth certain information regarding the maturities of our debt securities as March 31, 2002 (in thousands):

	Cost or
	Amortized
Maturity	Cost	Percentage

One year or less	$8,520	4.6%
After one year through five years	50,750	27.4
After five years through ten years	64,816	35.1
After ten years through twenty years	13,326	7.2
Mortgage-backed securities	47,513	25.7

Total	$184,925	100.0%

Our Competition

      We compete with other providers of alternative risk management programs and services and with traditional providers of commercial insurance coverages. Both the alternative risk management and the traditional property and casualty insurance markets are highly competitive. Our alternative risk management programs and services compete with products and services offered by insurance companies, other providers of alternative risk management services (including domestic and foreign insurers and reinsurers and insurance brokers) as well as with self-insurance plans, captives managed by others, and a variety of other risk-financing vehicles and mechanisms. These competitive products are offered by many companies with significantly greater financial resources than we have. Our agency operations compete with other local, regional and national insurance agencies for individual insureds.

      The market for alternative risk management products and services is significantly influenced by market conditions affecting the traditional property and casualty insurance industry. Insurance market conditions historically have been subject to significant variability due to premium rate competition, natural disasters and other catastrophic events, judicial trends, changes in the investment and interest rate environment, regulation and general economic conditions. Pricing is a primary means of competition in the commercial insurance market. Competition is also based on the availability and quality of products, quality and speed of service (including claims service), financial strength, ratings, distributions systems and technical expertise. The primary basis for competition among alternative risk management providers varies with the financial and insurance needs and resources of each potential insured. Principal factors that are considered by insureds include an analysis of the net present-value (after tax) of the cost of financing the insured’s expected level of losses, the amount of excess coverage provided in the event losses exceed expected levels; cash flow and tax planning considerations and; the expected quality and consistency of the services to be provided. We believe that we are able to compete based on our experience, the quality of our products and services and our program-oriented approach. However, our ability to successfully compete is dependent upon a number of factors, many of which, including market and competitive conditions, are outside of our control.

Governmental Regulations that Impact Us

Regulation in General

      Our Insurance Companies are subject to regulation by government agencies in the states in which they do business. The nature and extent of such regulation vary from jurisdiction to jurisdiction, but typically involve prior approval of the acquisition of control of an insurance company or of any company controlling an insurance company, regulation of certain transactions entered into by an insurance company with any of its affiliates, approval of premium rates, forms and policies used for many lines of insurance, standards of solvency and minimum amounts of capital and surplus which must be maintained, establishment of reserves required to be maintained for unearned premium, losses and loss expense or for other purposes, limitations on types and amounts of investments, restrictions on the size of risks which may be insured by a single company, licensing of insurers and agents, deposits of securities for the benefit of policyholders, and the filing of periodic reports with respect to financial condition and other matters. In addition, state regulatory examiners perform periodic examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than security holders. In addition to the regulatory oversight of our insurance subsidiaries, we are also subject to regulation under the Michigan, Missouri, California and Florida Insurance Holding Company System Regulatory Acts (the “Holding Company Acts”). The Holding Company Acts contain certain reporting requirements including those requiring us, as the ultimate parent company, to file information relating to its capital structure, ownership, and financial condition and general business operations of its insurance subsidiaries. The Holding Company Acts contain special reporting and prior approval requirements with respect to transactions among affiliates.

      Insurance companies are also affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and extend the risks and benefits for which insurance is sought and provided. These include redefinitions of risk exposure in areas such as products liability, environmental damage, workers’ compensation. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from reflecting the level of risk assumed by the insurer for those classes. Such developments may adversely affect the profitability of various lines of insurance. In some cases, these adverse effects on profitability can be minimized through repricing, if permitted by applicable regulations, of coverages or limitations or cessation of the affected business.

     Insurance Regulation Concerning Change or Acquisition of Control

      Our domestic Insurance Companies are property and casualty insurance companies organized under the insurance laws of Michigan, Missouri, California, and Florida. These insurance laws generally provide that the acquisition or change of “control” of a domestic insurer or of any person that controls a domestic insurer cannot be consummated without the prior approval of the relevant insurance regulatory authority. A person seeking to acquire control, directly or indirectly, of a domestic insurance company or of any person controlling a domestic insurance company must generally file with the relevant insurance regulatory authority an application for change of control (commonly known as a “Form A”) containing information required by statute and published regulations and provide a copy of such Form A to the domestic insurer. In Michigan, Missouri, California, and Florida control is generally presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote or holds proxies representing 10% or more of the voting securities of any other person.

      In addition, many state insurance laws contain provisions that require pre-notification to state agencies of a change in control of a non-domestic admitted insurance company in that state. While such pre-notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize issuance of a cease and desist order with respect to the non-domestic admitted insurer if certain conditions exist such as undue market concentration.

      Any future transactions that would constitute a change in control would also generally require prior approval by the Insurance Departments of Michigan, Missouri, California, and Florida and would require preacquisition notification in those states which have adopted preacquisition notification provisions and in which the insurers are admitted. These requirements may deter, delay or prevent certain transactions that could be advantageous to our shareholders.

     Membership in Insolvency Funds and Associations; Mandatory Pools

      Most states require admitted property and casualty insurers to become members of insolvency funds or associations which generally protect policyholders against the insolvency of such insurers. Members of the fund or association must contribute to the payment of certain claims made against insolvent insurers. Maximum contributions required by law in any one year vary between 1% and 2% of annual premium written by a member in that state. Assessments from guaranty funds were $997,000, $125,000 and $82,000, respectively, for 2001, 2000 and 1999. Most of these payments are recoverable through future policy surcharges and premium tax reductions.

      We are also required to participate in various mandatory insurance facilities or in funding mandatory pools, which are generally designed to provide insurance coverage for consumers who are unable to obtain insurance in the voluntary insurance market. Among the pools we participate in are those established in certain states to provide windstorm and other similar types of property coverage. These pools typically require all companies writing applicable lines of insurance in the state for which the pool has been established to fund deficiencies experienced by the pool based upon each company’s relative premium writings in that state, with any excess funding typically distributed to the participating companies on the same basis. To the extent that these assessments are not covered by our reinsurance treaties, they may have an adverse effect on us. Total assessments we accrued from all such facilities were $2,654,000, $1,626,000 and $1,528,000, respectively, for 2001, 2000 and 1999. The assessment in 2001 was primarily related to the insolvency of Reliance Insurance Group, a Pennsylvania domiciled insurer.

     Restrictions on Dividends

      Our Insurance Companies are subject to various state statutory and regulatory restrictions, generally applicable to each insurance company in its state of incorporation, which limit the amount of dividends or distributions by an insurance company to its stockholders. The restrictions are generally based on certain levels of surplus, investment income and operating income, as determined under statutory accounting practices.

      The insurance holding company laws of Michigan, Missouri, California, and Florida regulate the distribution of dividends and other payments to us by our Insurance Companies domiciled there. The following is a summary of those laws:

•	Under the applicable Michigan statute, an insurer may pay dividends or distribute cash or other property which cash or other property’s fair market value, together with that of other dividends or distributions made within the preceding year, does not exceed the greater of (i) 10% of the insurer’s policyholders’ surplus as of December 31 of the preceding year or (ii) the net income, not including realized capital gains, for the twelve-month period ending December 31 of the preceding year, with larger dividends payable only upon prior regulatory approval.

•	Under the applicable Missouri statute, an insurer may pay dividends or distribute cash or other property which cash or other property’s fair market value, together with that of any dividends or distributions made within the preceding year, does not exceed the lesser of (i) 10% of the insurer’s policyholders surplus as of December 31 of the preceding year or (ii) the net investment income for the twelve-month period ending December 31 of the preceding year, with larger dividends payable only upon prior regulatory approval.

•	The applicable California statute provides that an insurer may not, without the prior approval of the California Insurance Commissioner, pay any dividend or make any distribution which exceeds the greater of (i) 10 percent of the insurer’s policyholder’s surplus as of the preceding December 31st, or (ii) the net gain from operations of the insurer, if the insurer is a life insurer, or the net income, if the insurer is not a life insurer, for the 12-month period ending the preceding December 31st.

•	Under the applicable Florida statute, an insurer may pay dividends or make distributions to stockholders, without prior written approval of the Florida Department of Insurance if the dividends or distributions do not exceed the larger of (i) the lesser of 10 percent of surplus or net gain from operations (life and health companies) or net income (property and casualty companies), not including realized capital gains, plus a 2-year carryforward for property and casualty companies; (ii) ten percent of surplus, with dividends payable constrained to unassigned funds minus 25 percent of unrealized capital gains; and the lesser of 10 percent of surplus or net investment income (net gain before capital gains for life and health companies) plus a 3-year carryforward (2-year carryforward for life and health companies) with dividends payable constrained to unassigned funds minus 25 percent of unrealized capital gains. In Florida, an insurer can also pay dividends or make distributions without prior approval if (a) the dividend is equal to or less than the greater of (i) ten percent of the insurer’s surplus as to policyholders derived from realized net operating profits on its business and net realized capital gains; or (ii) the insurer’s entire net operating profits and realized net capital gains derived during the immediately preceding calendar year; and (b) the insurer will have surplus as to policyholders equal to or exceeding 115 percent of the minimum required statutory surplus as to policyholders after the dividend or distribution is made; and (c) the insurer has filed notice with the Florida Department of Insurance at least 10 business days prior to the dividend payment or distribution, or such shorter period of time as approved by the Florida Department of Insurance on a case-by-case basis. Such notice shall not create a right in the Florida Department of Insurance to approve or disapprove a dividend otherwise properly payable; and (d) the notice includes a certification by an officer of the insurer attesting that after payment of the dividend or distribution the insurer will have at least 115 percent of required statutory surplus as to policyholders.

      Star’s earned surplus position at March 31, 2002 was negative $27.2 million. Since Star is the parent of the domestic Insurance Companies, its maximum dividend calculation represents the combined Insurance

Companies’ surplus. Based upon the 2001 statutory financial statements, Star may not pay any dividends to us during 2002 without prior approval of the Michigan Office of Financial and Insurance Services. No statutory dividends were paid in 2001 or 2000. The restrictions described above or any additional subsequently imposed restrictions may continue to affect our ability to pay principal and interest on our debt, expenses and any cash dividends to our stockholders. Future dividends from our subsidiaries may also be limited by business considerations.

     Risk-Based Capital

      The National Association of Insurance Commissioners (“NAIC”) has adopted a risk-based capital (“RBC”) formula to be applied to all property and casualty insurance companies. The formula measures required capital and surplus based on an insurance company’s products and investment portfolio and is used as a tool to evaluate the capital of regulated companies. The RBC formula is used by state insurance regulators to monitor trends in statutory capital and surplus for the purpose of initiating regulatory action. In general under these laws, an insurance company must submit a report of its RBC level to the insurance department of its state of domicile as of the end of the previous calendar year. These laws require increasing degrees of regulatory oversight and intervention as an insurance company’s RBC declines. The level of regulatory oversight ranges from requiring the insurance company to inform and obtain approval from the domiciliary insurance commissioner of a comprehensive financial plan for increasing its RBC to mandatory regulatory intervention requiring an insurance company to be placed under regulatory control in a rehabilitation or liquidating proceeding.

      The RBC Model Act provides for four different levels of regulatory attention depending on the ratio of a company’s total adjusted capital, defined as the total of its statutory capital, surplus and asset valuation reserve, to its risk-based capital.

•	The “Company Action Level” is triggered if a company’s total adjusted capital is less than 200% but greater than or equal to 150% of its risk-based capital. At the “Company Action Level,” a company must submit a comprehensive plan to the regulatory authority that discusses proposed corrective actions to improve its capital position. A company whose total adjusted capital is between 250% and 200% of its risk-based capital is subject to a trend test. A trend test calculates the greater of any decrease in the margin (i.e. the amount in dollars by which a company’s adjusted capital exceeds it risk-based capital) between the current year and the prior year and between the current year and the average of the past three years, and assumes that the decrease could occur again in the coming year. If a similar decrease in margin in the coming year would result in a risk-based capital ratio of less than 190%, then “Company Action Level” regulatory action would be triggered.

•	The “Regulatory Action Level” is triggered if a company’s total adjusted capital is less than 150% but greater then or equal to 100% of its risk-based capital. At the “Regulatory Action Level,” the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed.

•	The “Authorized Control Level” is triggered if a company’s total adjusted capital is less than 100% but greater than or equal to 70% of its risk-based capital, at which level the regulatory authority may take any action it deems necessary, including placing the company under regulatory control.

•	The “Mandatory Control Level,” is triggered if a company’s total adjusted capital is less than 70% of its risk-based capital, at which level the regulatory authority is mandated to place the company under its control.

      At December 31, 2001, all of our Insurance Companies were in compliance with RBC requirements, with the exception of Star. Star reported statutory surplus of $51.6 million and $56.2 million at December 31, 2001 and 2000, respectively; the calculated RBC was $29.7 million in 2001 and $27.0 million in 2000 and the threshold requiring the minimum regulatory involvement was $59.5 million in 2001 and $53.9 million in 2000. The 2001 RBC ratio for Star was within Company Action Level. As a result of being below the required level, on April 12, 2002, we submitted a RBC Plan to the Michigan Office of Financial and Insurance Services

outlining how we intend to achieve compliance. On April 29, 2002, the Michigan Office of Financial and Insurance Services approved our Plan.

     NAIC-IRIS Ratios

      The NAIC’s Insurance Regulatory Information System (“IRIS”) was developed by a committee of state insurance regulators and is primarily intended to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies 11 industry ratios and specifies “usual values” for each ratio. Departure from the usual values on four or more ratios generally leads to inquiries from individual state insurance commissioners. In 2001, Star had seven ratios that varied from the “usual value” range. The variations and reasons for these variations are set forth below:

Ratio	Usual Range	Star Value

Change in Net Writings	<33% or>-33%	44%	(1)
Surplus Aid to Surplus	Under 15%	16%	(2)
Two-year Overall Operating Ratio	Under 100%	112%	(3)
Liabilities to Liquid Assets	Under 105%	151%	(3)
One-year Reserve Development to Surplus	Under 20%	20%	(3)
Two-year Reserve Development to Surplus	Under 20%	22%	(3)
Estimated Current Reserve Deficiency to Surplus	Under 25%	42%	(3)

(1)	The growth in Star’s net written premium reflects the conversion of two commercial auto programs to fully-insured programs from risk-sharing programs. As part of the plan to reduce both gross and net leverage ratios, Star has cancelled these programs effective December 31, 2001. In addition, to reduce Star’s overall excess reinsurance costs, Star assumed premium that was previously assumed by Preferred Insurance Company, Ltd. Excluding these items, Star’s Change in Net Writings ratio would have been within the usual range at 4.3%.

(2)	The Surplus Aid to Surplus ratio was impacted by the purchase of a significant quota share reinsurance treaty for several of the Star’s workers’ compensation programs, as well as the overall reduction in statutory surplus as a result of the net losses in 2001 and 2000.

(3)	These operating ratios were negatively impacted by the underwriting losses recognized in 2000 and 2001. The underwriting losses were primarily related to our programs which have been subsequently discontinued.

      In 2001, the Change in Net Writings for Williamsburg National Insurance Company, another insurance subsidiary, was 116%. The growth in the net written premium on Williamsburg was unusually high for the year primarily due to two new workers’ compensation programs. These two new programs generated an additional $383,000 of net written premium for 2001. Excluding the impact of this new business, the ratio would have been within the usual range at 18%.

      We have received inquiries from various state regulators requesting information concerning our financial condition. The losses, adverse trends and uncertainties discussed have been and continue to be reviewed by the domiciliary state and other insurance regulators of our insurance subsidiaries. We have previously submitted a business plan to reduce our current leverage ratios and improve our RBC ratio and are working closely with the Michigan Office of Financial and Insurance Services to monitor our progress. While our gross and net written premium declined steadily throughout 2001, we have not yet sufficiently reduced our premium leverage ratios to comply with the required RBC level. If the regulators determine that we have not made sufficient progress towards reducing our leverage ratio and increasing our RBC ratio, they may take action at any time. While the regulators have taken no actions to date, actions could include requiring us to propose steps to correct the capital deficiency, requiring a further reduction in permitted premium writings, or implementing some form of regulatory control.

Legal Proceedings that Affect Us

      On June 26, 1995, two shareholders and an officer of a former agent (the “Primary Plaintiffs”) of Star, and a former spouse of one shareholder and an employee of the former agent (the “Individual Plaintiffs”) initiated legal proceedings against us, our subsidiary Star, and others in the District Court for Washoe County, Reno, Nevada. All of the plaintiffs requested injunctive relief, compensatory damages, punitive and exemplary damages, and attorney’s fees in an unspecified amount. We vigorously defended ourself and filed counterclaims against the Primary and Individual Plaintiffs.

      In 1998, the Court issued an Order dismissing all claims of the Primary Plaintiffs with prejudice. In 1999, we received a verdict in our favor on our counterclaims and against the Primary and Individual Plaintiffs and in our favor on their remaining claims and claims for equitable relief. The plaintiffs have filed an appeal with the Nevada Supreme Court. One of the plaintiff’s has filed bankruptcy and another has had a receiver appointed for him. As a result of the bankruptcy filing, the case is now stayed before the Nevada Supreme Court. It is not expected that the outcome of this litigation will have a material impact on our financial statements.

      We are involved in other litigation arising in the ordinary course of operations. While the results of litigation cannot be predicted with certainty, management is of the opinion, after reviewing these matters with legal counsel, that the final outcome of such litigation will not have a material effect upon our financial statements.

Our Properties

      We currently lease our corporate offices in Southfield, Michigan from an unaffiliated third party. In 2001, we paid rent in the amount of approximately $1.3 million. The term of the lease for the offices in Southfield expires on September 30, 2004. Through our subsidiaries, we are also a party to various leases for locations in which our subsidiaries have offices. We do not consider any of these leases to be material.

      In 1998, we purchased land in close proximity to our existing offices. The cost of the land was $3.2 million.

      In 2000, we purchased a building in Cerritos, California for $2.0 million, in which one of our subsidiaries has its operations.

Our Employees

      As of March 31, 2002, we employed approximately 575 persons. We believe our employee relations are good. Our employees are neither represented by labor unions nor are they subject to any collective bargaining agreements. Management knows of no current effort to establish labor unions or collective bargaining agreements.

DESCRIPTION OF OUR CAPITAL STOCK

      Our authorized capital stock consists of 50,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of the date of this prospectus, there are 8,512,194 shares of common stock issued and outstanding. We have not issued any shares of preferred stock.

      Michigan law allows our board of directors to issue additional shares of stock up to the total amount of common stock and preferred stock authorized without obtaining the prior approval of the shareholders.

Preferred Stock

      Our board of directors is authorized to issue preferred stock, in one or more series, from time to time, with the voting powers, full or limited, or without voting powers, and with the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitation or restrictions thereof, as may be provided in the resolution or resolutions adopted by the board of directors. The authority of the board of directors includes, but is not limited to, the determination or fixing of the following with respect to shares of the class or any series:

•	the number of shares and designation of the series;

•	the dividend rate and whether dividends are to be cumulative;

•	whether shares are to be redeemable, and, if so, at what time and at what price;

•	the rights to which the holders of shares shall be entitled, and the preferences, if any, over any other series;

•	whether the shares shall be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of the conversion or exchange;

•	the voting powers, full or limited, if any of the shares;

•	whether the issuance of any additional shares, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any the other series; and

•	any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions.

Common Stock

     Dividend Rights

      Subject to any prior rights of any holders of preferred stock then outstanding, the holders of the common stock are entitled to dividends when, as and if declared by our board of directors out of our funds legally available for the payment of dividends. Under Michigan law, dividends may be legally declared or paid only if after the distribution a company can pay its debts as they come due in the usual course of business and the company’s total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution.

      Funds for the payment of dividends are expected to be obtained primarily from dividends of our subsidiaries. We cannot assure you that we will have funds available for dividends, or that if funds are available, that dividends will be declared by our board of directors.

     Voting Rights

      Subject to the rights, if any, of holders of shares of preferred stock then outstanding, all voting rights are vested in the holders of shares of common stock. Each share of common stock entitles the holder thereof to one vote on all matters, including the election of directors. Our shareholders do not have cumulative voting rights.

     Preemptive Rights

      Holders of our common stock do not have preemptive rights.

     Liquidation Rights

      Subject to any rights of any preferred stock then outstanding, holders of common stock would be entitled to share on a pro rata basis in our net assets which remain after satisfaction of all liabilities.

     Transfer Agent

      Equiserve of Jersey City, New Jersey, serves as the transfer agent for our common stock.

Certain Charter and Bylaw Provisions

      The following provisions of our articles of incorporation may delay, defer, prevent, or make it more difficult for a person to acquire us or to change control of the our board of directors, thereby reducing our vulnerability to an unsolicited takeover attempt.

     Classification of the Board of Directors

      Our articles of incorporation provide for the board of directors to be divided into three classes with staggered terms; each class to be as nearly equal in number as possible. Each director is elected for a three year term. Approximately one-third of the board of directors positions are filled by a shareholder vote each year. Any vacancies in the board of directors, or newly created director positions, may be filled by vote of the directors then in office.

     Removal of Directors

      Michigan law provides that, unless the articles of incorporation otherwise provide, shareholders may remove a director or the entire board of directors with or without cause. Our articles of incorporation provide that a director may be removed with cause by the affirmative vote of the holders of a majority of the voting power of all the shares of the company entitled to vote in the election of directors or without cause by the affirmative vote of the holders of 80% of all the shares of the company entitled to vote in the election of directors.

     Filling Vacancies on the Board of Directors

      Our articles of incorporation provide that a new director chosen to fill a vacancy on the board of directors will serve for the remainder of the full term of the class in which the vacancy occurred.

     Shareholder Action

      Our shareholders may require that the board of directors call a special meeting upon the written request of the holders of a majority of all the shares entitled to vote at the meeting. Michigan law permits shareholders holding 10% or more of all of the shares entitled to vote at a meeting to request the Circuit Court of the County in which the company’s principal place of business or registered office is located to order a special meeting of shareholders for good cause shown.

     Increased Shareholders Vote for Alteration, Amendment or Repeal of Article Provisions

      Our articles of incorporation require the affirmative vote of the holders of at least 80% percent of the voting stock of the company entitled to vote generally in the election of directors for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with the above-described provisions of our articles of incorporation concerning the election of directors.

Anti-Takeover Provisions

      Michigan Fair Price Act. Certain provisions of the Michigan Business Corporation Act establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters (the “Fair Price Act”). The Fair Price Act provides that a supermajority vote of 90 percent of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a “business combination.” The Fair Price Act defines a “business combination” to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an “interested shareholder” or certain “affiliates.” An “interested shareholder” is generally any person who owns 10 percent or more of the outstanding voting shares of the company. An “affiliate” is a person who directly or indirectly controls, is controlled by, or is under common control with, a specified person.

      The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (i) the purchase price to be paid for the shares of the company in the business combination must be at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

      The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the board of directors has approved or exempted from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.

      Control Share Act. The Michigan Business Corporation Act regulates the acquisition of “control shares” of large public Michigan corporations (the “Control Share Act”). The Control Share Act establishes procedures governing “control share acquisitions.” A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power, alone or as part of a group, at or above any of the following thresholds: 20 percent, 33 1/3 percent or 50 percent. Under the Control Share Act, an acquiror may not vote “control shares” unless the company’s disinterested shareholders (defined to exclude the acquiring person, officers of the target company, and directors of the target company who are also employees of the company) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

      The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters’ right upon all of the corporation’s shareholders except the acquiring person.

Indemnification of Directors and Officers

      Our bylaws provide that we will indemnify our present and past directors, officers, and other persons as the board of directors may authorize, to the fullest extent permitted by law. The bylaws provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer, or while serving as a director or officer, is or was serving at our request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and pay or reimburse the reasonable expenses incurred by him or her in connection with the action, suit or proceeding. We have purchased directors’ and officers’ liability insurance for our directors and officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unforceable.

Limitation of Director Liability

      The Michigan Business Corporation Act permits corporations to limit the personal liability of their directors in certain circumstances. Our articles of incorporation provide that a director shall not be personally liable to us or our shareholders for monetary damages for breach of the director’s fiduciary duty. However, they do not eliminate or limit the liability of a director for any breach of a duty, act or omission for which the elimination or limitation of liability is not permitted by the Michigan Business Corporation Act, currently including, without limitation, the following: (1) breach of the director’s duty of loyalty to us or our shareholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) illegal loans, distributions of dividends or assets, or stock purchases as described in Section 551(1) of the Michigan Business Corporation Act; and (4) transactions from which the director derived an improper personal benefit.

Shareholder Rights Plan

      On September 15, 1999 we declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock at a price of $80.00 per one one-hundredth of a share of preferred stock, subject to adjustment. The Rights are not exercisable until the earlier to occur of: (1) 10 business days after the announcement by a person or group (other than Mr. Segal) that they have acquired beneficial ownership of 15% or more of the outstanding shares of common stock; (2) 10 business days following the commencement of, or an announcement of an intention to make, a tender offer or exchange offer which would result in the ownership by a person or group (other than Mr. Segal) of 15% or more of our common stock; or (3) 10 business days following the date on which a majority of our directors informs us of the existence of a person or group described in (1) or (2). Unless extended, the Rights will expire on October 15, 2009.

      Upon exercise, each Right entitles the holder to receive a number of common shares equal to the result obtained by (a) multiplying the $80.00 purchase price by (b) the number of one one-hundredths of a preferred share for which a Right is then exercisable; and dividing that product by (c) 50% of the then current market price of our common stock The effect of the triggering of the shareholder rights plan would be to significantly dilute the ownership percentage of any person or described in (1) through (3) above.

      We may redeem the Rights at any time prior to the time that an event described in (1) through (3) above occurs at a price of $0.01 per Right.

UNDERWRITING OF THE COMMON STOCK

      We intend to offer the shares through the underwriters, for whom Friedman, Billings, Ramsey & Co., Inc. (“FBR”), Ferris, Baker Watts, Incorporated and Advest, Inc. are acting as representatives. Subject to the terms and conditions described in a underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our shares is subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all shares offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Number of
Underwriter	Shares

Friedman, Billings, Ramsey & Co., Inc.	12,025,000
Ferris, Baker Watts, Incorporated	3,700,000
Advest, Inc.	2,775,000

Total	18,500,000

      The following table shows the amount per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise by the underwriters’ option to purchase 2,775,000 additional shares to cover over-allotments.

		Total

	Per Share	No Exercise	Full Exercise

Public offering price	$3.10	$57,350,000	$65,952,500
Underwriting discounts and commissions to be paid by us*	0.22	4,014,500	4,616,675
Proceeds, before expenses, to us	$2.88	$53,335,500	$61,335,825

*	In addition to the underwriting discounts and commissions to be paid by us, we have agreed to grant to FBR warrants to purchase 300,000 shares of our common stock, contingent upon the successful completion of this offering. The warrants are exercisable for two years beginning one year after the effective date of this offering, and are restricted from sale, transfer, assignment, or hypothecation for a period of one year after the offering except to officers or partners of FBR and members of the selling group and their officers or partners. The exercise price of the warrants is the public offering price of $3.10. We have also agreed to reimburse FBR for its reasonable expenses incurred in connection with the offering.

      Each of our officers and directors has agreed with FBR, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to sell any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned by them, without the prior written consent of FBR. However, FBR may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

      At our request, the underwriters have reserved up to 121,375 shares of the common stock offered by this prospectus for sale to our officers, directors, employees, consultants and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus and following effectiveness of the registration statement. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. To the extent that reserved shares are purchased by our executive officers and directors, those reserved shares will also be subject to the lock up agreements signed by these persons.

      The underwriters propose to offer our common stock directly to the public at $3.10 per share and to certain dealers at this price less a concession not in excess of $0.13 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share to certain dealers. We expect to incur expenses of approximately $645,000 in connection with this offering.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

      In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with this offering by selling more than 18,500,000 shares of common stock, the underwriters may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither the underwriters nor we make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither the underwriters nor we make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

      The underwriters or their affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

Our Transfer Agent

      The transfer agent and registrar for our common stock is Equiserve, and its address is P.O. Box 2536, Jersey City, NJ 07303-2536.

WHERE YOU CAN FIND MORE INFORMATION —

INCORPORATION OF INFORMATION BY REFERENCE

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the following public reference rooms maintained by the SEC at:

450 Fifth Street, N.W. Washington, DC 20549	233 Broadway New York, NY 10279	500 West Madison Street Chicago, IL 60661

      You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at http://www.sec.gov.

      We have filed a registration statement on Form S-2 with the SEC to register the shares offered by this prospectus. This prospectus is part of the registration statement. However, this prospectus does not contain all the information that you can find in the registration statement or the exhibits to the registration statement. You should refer to the registration statement and to the exhibits filed with the registration statement for additional information about us, our consolidated subsidiaries and the shares.

      The SEC allows us to “incorporate by reference” the information we file with them. This means that we may disclose information to you by referring you to other documents we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. In addition, information that we file with the SEC after the date of this prospectus will automatically update and supersede the information in this prospectus.

      We incorporate by reference in this prospectus all the documents listed below and any filings Meadowbrook Insurance makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before all the shares of common stock offered by this prospectus have been sold or de-registered:

•	the annual report on Form 10-K for the fiscal year ended December 31, 2001;

•	the proxy statement in connection with the 2002 Annual Meeting of Shareholders (with the exception of the compensation committee report, the audit and finance committee report, and the performance graph which are not incorporated by reference);

•	the quarterly report on Form 10-Q for the fiscal period ended March 31, 2002;

•	the description of our common stock contained in a registration statement on Form 8-A dated September 14, 1995 filed under the Exchange Act and any amendments or reports filed with the SEC for the purpose of updating such description; and

•	the description of our preferred share purchase rights contained in a registration statement on Form 8-A dated October 12, 1999 filed under the Exchange Act and any amendments or reports filed with the SEC for the purpose of updating such description.

      You may send a written request or call us to obtain without charge a copy of the documents incorporated by reference in this prospectus. We will not send exhibits to these documents unless we specifically incorporated the exhibits by reference in this prospectus. Make your request by calling or writing to:

Karen M. Spaun

Senior Vice President — Chief Accounting Officer
Meadowbrook Insurance Group, Inc.
26600 Telegraph Road
Southfield, Michigan 48034
(248) 204-8178
kspaun@meadowbrook.com

      You should rely only on the information that we have provided or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. You should assume that the information in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since then.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

      Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking phrases the as “will likely result,” “may,” “are expected to,” “is anticipated,” “estimate,” “projected,” “intends to,” or other similar words. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, the as:

•	changes in the business environment in which we operate, including inflation and interest rates;

•	availability, terms and collectibility of reinsurance;

•	changes in taxes, laws and governmental regulations;

•	competitive product and pricing activity;

•	managing growth profitably;

•	catastrophe losses including those from future terrorist activity;

•	the cyclical nature of the property and casualty industry;

•	product demand;

•	claims development and the process of estimating reserves;

•	the ability of our reinsurers to pay reinsurance recoverables owed to us;

•	investment results;

•	legislative and regulatory developments;

•	changes in the ratings assigned to us by ratings agencies;

•	uncertainty as to reinsurance coverage for terrorist acts; and

•	availability of dividends from our insurance company subsidiaries.

      We have described these and other risks under “Risk Factors” in this prospectus. We have included in this prospectus and in our other filings with the SEC additional risks that may affect our future performance. You should keep in mind these risk factors and other cautionary statements in this prospectus when considering forward-looking statements.

      Except as required by law, we undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

LEGAL MATTERS

      Howard & Howard Attorneys, P.C. will pass on the validity of the shares of common stock offered in this prospectus. Lord, Bissell & Brook, Chicago, Illinois will pass upon certain legal matters related to the offering for the underwriters.

EXPERTS

      The financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report (which contains an emphasis of matter paragraph relating to Meadowbrook Insurance Group, Inc.’s largest insurance subsidiary being within the Company Action Level of Risk Based Capital at December 31, 2001 as described in Notes 1 and 8 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

MEADOWBROOK INSURANCE GROUP, INC. AND SUBSIDIARIES

MEADOWBROOK INSURANCE GROUP, INC.

REPORT OF MANAGEMENT

      Management is responsible for the accompanying consolidated financial statements and all other financial information contained in the Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts which of necessity are based on management’s best estimates and informed judgments under existing circumstances.

      The Company maintains a system of internal controls designed to provide reasonable assurance, at appropriate costs, that assets are safeguarded, transactions are properly authorized and recorded, and that the financial records provide a reliable basis for the preparation of financial statements that are free of material misstatement.

      The financial statements have been audited by the independent auditors PricewaterhouseCoopers LLP. Their role is to render an independent professional opinion on management’s financial statements based upon performance of procedures they deem appropriate under generally accepted auditing standards. As part of their audit, they evaluate the Company’s internal control structure to the extent they consider necessary to express their opinion on the consolidated financial statements.

      The Audit Committee of the Board of Directors, composed of directors who are not officers or employees of the Company, meets periodically with management, the Company’s chief internal auditor, and with its independent auditors to discuss their evaluation of internal accounting controls and the quality of financial reporting. Both the independent auditors and the internal auditors have free access to the Audit Committee to discuss the results of audits.

Merton J. Segal Chairman and Chief Executive Officer	Joseph C. Henry Executive Vice President and Acting Chief Financial Officer

February 20, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Meadowbrook Insurance Group, Inc.:

      In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) present fairly, in all material respects, the financial position of Meadowbrook Insurance Group, Inc. at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 14(a)(2), present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Notes 1 and 8 to the financial statements, the Company’s largest insurance subsidiary is within the Company Action Level of Risk Based Capital at December 31, 2001.

Grand Rapids, Michigan

February 20, 2002

MEADOWBROOK INSURANCE GROUP, INC.

CONSOLIDATED BALANCE SHEET

	December 31,

	2001	2000

	(In thousands, except
	share data)
ASSETS
Investments
Debt securities available for sale, at fair value (cost of $193,020 and $164,685 in 2001 and 2000, respectively)	$197,634	$166,790
Equity securities available for sale, at fair value (cost of $2,757 and $16,445 in 2001 and 2000, respectively)	2,787	16,455

Total investments	200,421	183,245
Cash and cash equivalents	33,302	56,838
Accrued investment income	2,577	2,480
Premiums and agent balances receivable (net of allowance of $4,932 and $5,242 in 2001 and 2000, respectively)	78,171	79,121
Reinsurance recoverable on:
Paid losses	26,515	16,425
Unpaid losses	195,943	168,962
Prepaid reinsurance premiums	37,852	55,854
Deferred policy acquisition costs	13,953	6,624
Deferred federal income taxes	24,506	21,753
Federal income taxes recoverable	730	1,933
Intangible assets (less accumulated amortization of $6,005 and $5,403 in 2001 and 2000, respectively)	28,997	35,946
Other assets	44,921	32,002

Total assets	$687,888	$661,183

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Losses and loss adjustment expenses	$394,596	$341,824
Unearned premiums	94,002	94,142
Debt	54,741	53,013
Accounts payable and accrued expenses	22,185	20,106
Reinsurance funds held and balances payable	26,887	38,171
Payable to insurance companies	5,840	19,126
Other liabilities	9,321	8,826

Total liabilities	607,572	575,208

Commitments and contingencies (note 12)
Shareholders’ Equity
Common stock, $0.01 stated value; authorized 30,000,000 shares; 8,512,194 and 8,512,008 shares issued and outstanding	85	85
Additional paid-in capital	67,948	67,928
Retained earnings	10,034	17,309
Note receivable from officer	(824)	(772)
Accumulated other comprehensive income:
Unrealized appreciation on available for sale securities, net of deferred tax expense of $1,571 and $690 in 2001 and 2000, respectively	3,073	1,425

Total shareholders’ equity	80,316	85,975

Total liabilities and shareholders’ equity	$687,888	$661,183

The accompanying notes are an integral part of the Consolidated Financial Statements.

MEADOWBROOK INSURANCE GROUP, INC.

CONSOLIDATED STATEMENT OF INCOME

	For the Years Ended December 31,

	2001	2000	1999

	(In thousands, except per share data)
Revenues
Premiums earned
Gross	$293,650	$310,697	$236,620
Ceded	(129,985)	(164,697)	(111,714)

Net earned	163,665	146,000	124,906
Net commissions and fees	40,675	41,251	38,697
Net investment income	14,228	13,715	11,618
Net realized gains (losses) on disposition of investments	735	540	(227)
Loss on sale of subsidiary	(1,097)	—	—

Total revenues	218,206	201,506	174,994

Expenses
Losses and loss adjustment expenses	247,122	289,588	189,084
Reinsurance recoveries	(121,939)	(161,969)	(93,726)

Net losses and loss adjustment expenses	125,183	127,619	95,358
Salaries and employee benefits	44,179	43,038	42,473
Other operating expenses	54,440	53,316	47,583
Interest on notes payable	4,516	5,135	3,636

Total expenses	228,318	229,108	189,050

Loss before taxes	(10,112)	(27,602)	(14,056)

Federal income tax benefit	(3,602)	(10,129)	(6,209)

Net loss before cumulative effect of accounting change	(6,510)	(17,473)	(7,847)

Cumulative effect of accounting for insurance related assessments, net of deferred taxes	—	—	(1,706)

Net loss	$(6,510)	$(17,473)	$(9,553)

Earnings Per Share
Basic
Before cumulative effect of accounting change	$(0.76)	$(2.05)	$(0.91)
Cumulative effect of accounting change	$—	$—	$(0.20)
Net loss	$(0.76)	$(2.05)	$(1.11)
Diluted Before cumulative effect of accounting change	$(0.76)	$(2.05)	$(0.91)
Cumulative effect of accounting change	$—	$—	$(0.20)
Net loss	$(0.76)	$(2.05)	$(1.11)
Weighted average number of common shares
Basic	8,512,186	8,511,834	8,588,216
Diluted	8,512,186	8,511,834	8,588,216

The accompanying notes are an integral part of the Consolidated Financial Statements.

MEADOWBROOK INSURANCE GROUP, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the Years Ended December 31,

	2001	2000	1999

	(In thousands)
Net loss	$(6,510)	$(17,473)	$(9,553)
Other comprehensive (loss) income, net of tax:
Unrealized gains (losses) on securities	2,979	4,454	(6,669)
Less: reclassification adjustment for gains (losses) included in net income	(1,331)	(356)	150

Other comprehensive income (loss)	1,648	4,098	(6,519)

Comprehensive loss	$(4,862)	$(13,375)	$(16,072)

The accompanying notes are an integral part of the Consolidated Financial Statements.

MEADOWBROOK INSURANCE GROUP, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	For the Years ended December 31, 2001, 2000, and 1999

					Accumulated
		Additional			Other	Total
	Common	Paid-In	Retained	Note Receivable	Comprehensive	Shareholders’
	Stock	Capital	Earnings	from Officer	Income	Equity

	(In thousands)
Balances January 1, 1999	$87	$71,190	$45,105	$(661)	$3,846	$119,567
Unrealized depreciation on available for sale securities	—	—	—	—	(6,519)	(6,519)
Dividends declared at $0.12 per share	—	—	(1,031)	—	—	(1,031)
Issuance of 13,945 shares of common stock	—	93	—	—	—	93
Retirement of 165,724 shares of common stock	(2)	(3,414)	1,288	—	—	(2,128)
Tax benefit of stock option exercises	—	38	—	—	—	38
Note receivable from an officer	—	—	—	(59)	—	(59)
Net loss	—	—	(9,553)	—	—	(9,553)

Balances December 31, 1999	85	67,907	35,809	(720)	(2,673)	100,408
Unrealized appreciation on available for sale securities	—	—	—	—	4,098	4,098
Dividends declared at $0.12 per share	—	—	(1,021)	—	—	(1,021)
Issuance of 34,718 shares of common stock	—	177	—	—	—	177
Retirement of 34,365 shares of common stock	—	(157)	(6)	—	—	(163)
Tax benefit of stock option exercises	—	1	—	—	—	1
Note receivable from an officer	—	—	—	(52)	—	(52)
Net loss	—	—	(17,473)	—	—	(17,473)

Balances December 31, 2000	85	67,928	17,309	(772)	1,425	85,975
Unrealized appreciation on available for sale securities	—	—	—	—	1,648	1,648
Dividends declared at $0.09 per share	—	—	(766)	—	—	(766)
Issuance of 1,400 shares of common stock	—	27	—	—	—	27
Retirement of 1,214 shares of common stock	—	(8)	1	—	—	(7)
Tax benefit of stock option exercises	—	1	—	—	—	1
Note receivable from an officer	—	—	—	(52)	—	(52)
Net loss	—	—	(6,510)	—	—	(6,510)

Balances December 31, 2001	$85	$67,948	$10,034	$(824)	$3,073	$80,316

The accompanying notes are an integral part of the Consolidated Financial Statements.

MEADOWBROOK INSURANCE GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,

	2001	2000	1999

	(In thousands)
Cash Flows From Operating Activities
Net Loss	$(6,510)	$(17,473)	$(9,553)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of intangible assets	2,336	2,097	1,621
Depreciation of furniture and equipment	2,785	3,134	3,172
Net accretion of discount on bonds	26	(59)	31
(Gain) loss on sale of investments	(2,017)	(540)	227
Deferred income tax (benefit) expense	(3,633)	(9,075)	(6,724)
Changes in operating assets and liabilities:
Decrease (increase) in:
Accrued investment income	(98)	279	(248)
Premiums and agent balances receivable	951	6,586	(16,509)
Reinsurance recoverable on paid and unpaid losses	(37,071)	(69,592)	(40,293)
Prepaid reinsurance premiums	18,002	(13,781)	(5,737)
Deferred policy acquisition costs	(7,329)	3,406	(1,130)
Federal income taxes recoverable	1,204	(752)	1,229
Other assets	(1,652)	(8,765)	2,778
Increase (decrease) in:
Losses and loss adjustment expenses	52,772	112,580	71,448
Unearned premiums	(140)	4,047	8,225
Accounts payable and accrued expenses	2,336	4,292	2,469
Insurance company payable	(13,286)	(4,606)	7,086
Reinsurance funds held and balances payable	(11,284)	8,600	9,219
Other liabilities	(169)	3,603	(3,678)

Total Adjustments	3,733	41,454	33,186

Net cash (used in) provided by operating activities	(2,777)	23,981	23,633

Cash Flows From Investing Activities
Purchase of equity securities available for sale	(450)	(236)	(10,858)
Purchase of debt securities available for sale	(110,906)	(68,486)	(74,297)
Proceeds from sale of equity securities available for sale	15,189	1,049	1,362
Proceeds from sales and maturities of debt securities available for sale	83,510	92,985	63,589
Capital expenditures	(1,381)	(3,043)	(3,656)
Purchase of and additional investments in subsidiaries	—	(5,158)	(16,776)
Sale of subsidiary	3,752	—	—
Net cash of acquired subsidiaries	—	—	3,795
Net cash deposited in funds held	(12,790)	—	—

Net cash (used in) provided by investing activities	(23,076)	17,111	(36,841)

Cash Flows From Financing Activities
Proceeds from lines of credit	12,780	52,328	107,703
Payment of lines of credit	(11,052)	(57,778)	(90,193)
Book overdraft	1,642	(1,459)	2,031
Dividend paid on common stock	(1,021)	(1,021)	(1,037)
Retirement of common stock	(32)	(37)	(2,093)

Net cash provided by (used in) financing activities	2,317	(7,967)	16,411

(Decrease) increase in cash and cash equivalents	(23,536)	33,125	3,203
Cash and cash equivalents, beginning of year	56,838	23,713	20,510

Cash and cash equivalents, end of year	$33,302	$56,838	$23,713

Supplemental Disclosure of Cash Flow Information:
Interest paid	$3,671	$5,135	$3,636
Income taxes received, net of paid	$(1,176)	$(228)	$(1,639)
Supplemental Disclosure of Non Cash Investing and Financing Activities:
Tax benefit from stock options	$1	$1	$38

The accompanying notes are an integral part of the Consolidated Financial Statements.

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

Basis of Financial Presentation

      The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”), which differ from statutory accounting practices prescribed or permitted for insurance companies by regulatory authorities. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (“NAIC”), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

Principles of Consolidation

      The consolidated financial statements include accounts, after elimination of intercompany accounts and transactions, of Meadowbrook Insurance Group, Inc., (the “Company”), its wholly owned subsidiary Star Insurance Company (“Star”), Star’s wholly owned subsidiaries, Savers Property and Casualty Insurance Company (“Savers”), Williamsburg National Insurance Company (“Williamsburg”), Ameritrust Insurance Corporation (“Ameritrust”), American Indemnity Insurance Company, Ltd. (“AIIC”), Crest Financial Corporation (“Crest”) and its subsidiaries, and Meadowbrook Inc. and its subsidiaries.

Business

      The Company, through its subsidiaries, is engaged primarily in developing and managing alternative risk management programs for defined client groups and their members. This includes providing services, such as reinsurance brokering, risk management consulting, claims handling, administrative services, along with various types of property and casualty insurance coverage, including workers’ compensation, general liability and commercial multiple peril. The Company, through its insurance subsidiaries, Star, Savers, Williamsburg, and Ameritrust, issue insurance policies for risk-sharing and fully insured programs. The Company retains underwriting risk in these insurance programs, which may result in fluctuations in earnings. The Company also operates retail insurance agencies, which primarily place principally commercial insurance as well as personal property, casualty, life and accident and health insurance with multiple insurance carriers. The Company does not have significant exposures to environmental/ asbestos and catastrophic coverages. Insurance coverage is primarily provided to associations or similar groups of members, commonly referred to as programs. Four programs, collectively, accounted for 29.4%, 21.6%, and 25.9% of the Company’s total net earned premium in 2001, 2000, and 1999, respectively. The net earned premium of the largest program in each respective year represented 12.4%, 6.2%, and 7.6% of the Company’s premium revenues in 2001, 2000, and 1999, respectively.

      The Company through its largest insurance subsidiary, Star, has incurred significant losses in the past three years, which has led to violations of certain covenants in its line of credit agreement, reduced capital and surplus, and violations of various regulatory ratios at the insurance company subsidiaries. These losses also resulted in a downgrade by A.M. Best of its rating of the insurance company subsidiaries, state regulatory inquiries, and amendments to the bank line of credit.

      Accordingly, the absence of dividends from Star has adversely impacted the Company’s liquidity. Absent the sale of assets or other capital raising events, the Company may not have the liquidity in its non-regulated subsidiaries to make the required debt payments pursuant to the revised pay down schedule of $10.8 million on June 30, 2002, $1.0 million on September 30, 2002, $11.3 million on December 31, 2002, and the remaining $24.0 million on January 3, 2003. Furthermore, if repayment is required due to default, the Company currently does not have sufficient cash to repay the balance. As part of the loan agreement, certain of the non-regulated subsidiaries guaranteed repayment of the line of credit and the Company pledged the stock of its non-regulated subsidiaries as collateral. In the event of default, the banks would have the right to sell the

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s non-regulated subsidiaries and apply the proceeds to the balance on the line of credit. Management’s plans to satisfy the debt are discussed below.

      At December 31, 2001, Star is within the Company Action Level of Risk Based Capital (“RBC”). Accordingly, Star is required to submit a RBC Plan through the OFIS for review. While Michigan and other insurance regulators have taken no actions to date, the Company could be required to take additional steps to correct Star’s capital deficiency, further reduce premium writings, or implement some form of regulatory action. Management believes it has implemented its plan to achieve compliance with the RBC and regulatory ratios through the reduction in gross and net premiums and related expense levels.

      The Company has alternative plans to mitigate the risk items described above. The Company has retained an investment-banking firm to file a registration statement with the Securities and Exchange Commission with respect to a public offering of its common stock. The Company executed an engagement letter with an investment-banking firm that will act as financial advisor and lead underwriter for the Company in selling its common stock to the public. The terms will be determined immediately prior to the offering, which is expected to commence in May or June 2002. The offering is subject to certain conditions and no underwriting agreement has yet been executed. If the capital raising is unsuccessful, management believes the Company has the ability to sell certain of its non-regulated subsidiaries to satisfy its debt obligations. There are no restrictions that prohibit the sale of non-regulated subsidiaries. Proceeds from the offering would be used to satisfy all or a portion of the Company’s debt obligations and add to the surplus of its insurance subsidiaries. However, there can be no assurance that these capital-raising efforts will be successful.

      At December 31, 2001, the Company had a deferred tax asset of $24.5 million, $11.8 million of which is related to a net operating loss carryforward (“NOL”). Realization of the deferred tax asset is dependent on generating sufficient taxable income to absorb both the applicable reversing temporary differences and the NOL. Although realization is not assured, management believes that it is more likely than not that current tax strategies, which include potential sale of assets and/or subsidiaries, and the ongoing results from operations excluding the discontinuation of seven specific, unprofitable programs, will generate sufficient taxable income to realize the deferred tax asset. If the Company is unable to execute these tax strategies or generate sufficient taxable income, the establishment of a valuation allowance may be required. The NOL of $11.8 million was generated from losses occurring in 1999, 2000, and 2001, which, if unused, will begin to expire in 2019.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Investments

      The Company’s investment securities at December 31, 2001 and 2000 are classified as available for sale. Investments classified as available for sale securities are available to be sold in the future in response to the Company’s liquidity needs, changes in market interest rates, tax strategies and asset-liability management strategies, among other reasons. Available for sale securities are reported at fair value, with unrealized gains and losses reported in the accumulated other comprehensive income component of shareholders’ equity, net of deferred taxes.

      Realized gains or losses on sale or maturity of investments are determined on the basis of specific costs of the investments. Discount or premium on debt securities purchased at other than par value is amortized using the constant yield method. Investments with other than temporary declines in fair value are written down to

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimated fair value and the related realized losses recognized in income. There were $1,282,528 in impaired investments written down in 2001, and none in 2000 and 1999.

Cash and Cash Equivalents

      Cash and cash equivalents include cash on hand and highly liquid short-term investments. The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Policy Acquisition Costs

      Commissions and other costs of acquiring insurance business that vary with and are primarily related to the production of new and renewal business are deferred and amortized over the terms of the policies or reinsurance treaties to which they relate. Investment earnings are anticipated in determining the recoverability of such deferred amounts.

Furniture and Equipment

      Furniture and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally three to ten years. Upon sale or retirement, the cost of the asset and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in income. Repairs and maintenance are charged to operations when incurred.

Intangible Assets

      Goodwill resulting from acquisitions is amortized on a straight-line basis over 15 to 20 years.

      Annually, the Company evaluates the net carrying value of goodwill to determine if there has been any impairment in value. The methodology used for this evaluation entails review of current market values of subsidiaries, and annual operating performance along with anticipated results for the ensuing year based on operating budgets and forecasts. At December 31, 2001 the Company concluded that there had been no impairment in the net carrying value of goodwill.

      The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 142, for periods starting December 15, 2001 or thereafter, eliminates the amortization of goodwill. In addition, goodwill would be separately tested for impairment using a fair-value based approach. Upon implementation in 2002, the Company will no longer amortize goodwill. Goodwill amortization in 2001 was $2.3 million. Management has not yet evaluated the impact to goodwill as prescribed by SFAS No. 142. The overall market value of the Company as of March 22, 2002 was $26.7 million, or $3.14 per share, compared to book value of $80.3 million, or $9.44 per share.

Losses and Loss Adjustment Expenses and Reinsurance Recoverables

      The liability for losses and loss adjustment expenses “LAE” represents (1) case basis estimates of reported losses and LAE on direct business, (2) actuarial estimates of incurred but not reported losses and LAE, and (3) estimates received from ceding reinsurers on assumed business. Such liabilities, by necessity, are based upon estimates and, while management believes that the amount accrued is adequate, the ultimate liability may be greater or less than the amount provided.

      Reinsurance recoverables represent (1) amounts currently due from reinsurers on paid loss and LAE, (2) amounts recoverable from reinsurers on case basis estimates of reported losses and LAE, and (3) amounts recoverable from reinsurers on actuarial estimates of incurred but not reported losses and LAE. Such

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recoverables, by necessity, are based upon estimates and, while management believes that the amount accrued is collectible, the ultimate recoverable may be greater or less than the amount accrued.

      The methods for making such estimates and for establishing the loss reserves and reinsurance recoverables are continually reviewed and updated.

Revenue Recognition

      Premiums written are recognized as earned on a pro rata basis over the life of the policy term. Unearned premiums represent the portion of premiums written that are applicable to the unexpired terms of policies in force. Provisions for unearned premiums on reinsurance assumed from others are made on the basis of ceding reports when received. Certain premiums are subject to retrospective premium adjustments. The estimated ultimate premium is recognized over the term of the insurance contract.

      Commission and fee income are recorded on the later of the effective date or the billing date of the policies on which they were earned. The income effects of subsequent premium and fee adjustments are recorded when the adjustments become known.

      The Company occasionally guarantees the financing of policies it writes. No material premium financing guarantees were in effect at December 31, 2001.

      The majority of claims processing fees are recognized as revenue over the estimated life of the claims. For those contracts that provide services beyond the contractually defined termination date of the related contracts, fees are deferred in an amount equal to management’s estimate of the Company’s obligation to continue to provide services.

      The Company reviews, on an ongoing basis, the collectibility of its receivables and establishes an allowance for estimated uncollectible accounts.

Income Taxes

      The Company accounts for its income taxes under the asset and liability method. Deferred federal income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

      Realization of the deferred tax asset is dependent on generating sufficient taxable income to absorb both the applicable reversing temporary differences and the NOL. Although realization is not assured, management believes that it is more likely than not that current tax strategies, which include potential sale of assets and/or subsidiaries, and the ongoing results from operations excluding the discontinuation of seven specific, unprofitable programs, will generate sufficient taxable income to realize the deferred tax asset. If the Company is unable to execute these tax strategies or generate sufficient taxable income, the establishment of a valuation allowance may be required.

Stock Options

      Compensation expense, if any, resulting from stock options granted by the Company is determined based on the difference between the exercise price and the fair market value of the underlying common stock at the date of grant. The Company’s Stock Option Plan requires the grants be at fair market value.

Earnings Per Share

      Basic earnings per share are based on the weighted average number of common shares outstanding during the year while diluted earnings per share includes the weighted average number of common shares and potential dilution from shares issuable pursuant to stock options using the treasury stock method. There are no

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shares issuable pursuant to stock options included in diluted earnings per share for 2001, 2000 and 1999, as they were anti-dilutive.

New Accounting Pronouncements

      As described in our 1998 Annual Report, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments” (SOP 97-3). SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty-fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. As required, the Company adopted SOP 97-3 in the quarter ended March 31, 1999. The adoption of SOP 97-3 resulted in a non-cash after-tax charge of $1.7 million or $0.20 per share.

      Effective January 1, 2001 the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities (as amended by SFAS No. 137 and 138). As the Company does not customarily use derivative instruments, the impact of adoption did not impact the results of operations or financial position of the Company.

      FASB has issued SFAS No. 141 “Business Combinations”. SFAS No. 141 eliminates the “pooling-of-interests” method for business combinations initiated after June 30, 2001. The Company does not anticipate the adoption of SFAS No. 141 will have a material effect to the result of operations or financial position of the Company.

      FASB has issued SFAS No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 142, for periods starting December 15, 2001 or thereafter, eliminates the amortization of goodwill. In addition, goodwill would be separately tested for impairment using a fair-value based approach. Upon implementation in 2002, the Company will no longer amortize goodwill. Goodwill amortization in 2001 was $2.3 million. Management has not yet evaluated the impact to goodwill as prescribed by SFAS No. 142. The overall market value of the Company as of March 22, 2002 was $26.7 million or $3.14 per share, compared to book value of $80.3 million, or $9.44 per share.

      The following pro forma financial information reflects the 2001, 2000, and 1999 results from operations as if SFAS No. 142 were adopted as of January 1, 1999.

	For years ended December 31,

	2001	2000	1999

Net loss, as reported	$(6,510)	$(17,473)	$(9,553)
Amortization expense	2,336	2,097	1,621
Tax effect of amortization expense	(775)	(155)	(170)

Net loss, as adjusted	$(4,949)	$(15,531)	$(8,102)

Earnings per share, as adjusted
Basic	$(0.58)	$(1.82)	$(0.94)
Diluted	$(0.58)	$(1.82)	$(0.94)

      FASB has issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144, for periods starting January 1, 2002 or thereafter, clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. Management does not expect the adoption of this standard to have a significant impact on the Company’s 2002 financial results. SFAS No. 144 also

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

broadens the presentation of discontinued operation to include a component of an entity (rather than only a segment of a business).

Reclassifications

      Certain amounts in the 2000 and 1999 financial statements and notes to consolidated financial statements have been reclassified to conform with the 2001 presentation.

2.     Investments

      The estimated fair value of investments in securities is determined based on published market quotations. The cost or amortized cost and estimated fair value of investments in securities at December 31, 2001 and 2000 are as follows (in thousands):

	December 31, 2001

	Cost or	Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Debt Securities:
Debt securities issued by the U.S. government and agencies	$32,820	$776	$(29)	$33,567
Obligations of states and political subdivisions	34,974	1,008	(119)	35,863
Corporate securities	74,093	2,627	(508)	76,212
Mortgage-backed securities	51,133	859	—	51,992

Total Debt Securities available for sale	193,020	5,270	(656)	197,634
Equity Securities:
Preferred Stocks	2,757	85	(55)	2,787

Total Equity Securities available for sale	2,757	85	(55)	2,787

Total Securities available for sale	$195,777	$5,355	$(711)	$200,421

	December 31, 2000

	Cost or	Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Debt Securities:
Debt securities issued by the U.S. government and agencies	$30,628	$464	$(42)	$31,050
Obligations of states and political subdivisions	64,770	1,015	(314)	65,471
Corporate securities	47,430	870	(260)	48,040
Mortgage-backed securities	21,857	381	(9)	22,229

Total Debt Securities available for sale	164,685	2,730	(625)	166,790
Equity Securities:
Preferred Stocks	5,628	135	(55)	5,708
Common Stocks	10,817	1,368	(1,438)	10,747

Total Equity Securities available for sale	16,445	1,503	(1,493)	16,455

Total Securities available for sale	$181,130	$4,233	$(2,118)	$183,245

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Gross unrealized appreciation and depreciation on available for sale securities were as follows (in thousands):

	December 31,

	2001	2000

Unrealized appreciation	$5,355	$4,233
Unrealized depreciation	(711)	(2,118)

Net unrealized appreciation (depreciation)	4,644	2,115
Deferred federal income (benefit) tax	(1,571)	(690)

Net unrealized appreciation (depreciation) on investments, net of deferred federal income taxes	$3,073	$1,425

      The gross change, before tax expense, in unrealized appreciation on available for sale debt securities was $2,508,917 for 2001 and $5,619,880 for 2000. The gross change, before tax expense, in unrealized appreciation on available for sale equity securities was $19,852 and $527,837 in 2001 and 2000, respectively.

      The realized gains on the sale of available for sale debt securities and equity securities for the year ended December 31, 2001 were $965,777 and $1,050,974, respectively. The proceeds from these sales were $49.7 million and $15.2 million, respectively.

      The realized gains on the sale of available for sale debt securities and equity securities for the year ended December 31, 2000 were $369,847 and $170,218, respectively. The proceeds from these sales were $87.6 million and $1.0 million, respectively.

      The realized (losses) gains on the sale of available for sale debt securities and equity securities for the year ended December 31, 1999 were ($232,860) and $5,659, respectively. The proceeds from these sales were $53.7 million and $1.4 million, respectively.

      The amortized cost and estimated fair value of available for sale debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for Sale

	Amortized	Estimated
	Cost	Fair Value

Due in one year or less	$9,672	$9,820
Due after one year through five years	52,836	54,829
Due after five years through ten years	64,397	66,277
Due after ten years	14,982	14,716
Mortgage-backed securities	51,133	51,992

	$193,020	$197,634

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Net investment income for the last three years ended December 31 was as follows (in thousands):

	2001	2000	1999

Investment Income On:
Debt securities	$11,856	$11,058	$9,190
Equity securities	523	655	734
Cash and cash equivalents	2,333	2,317	1,942

Total gross investment income	14,712	14,030	11,866
Less investment expenses	484	315	248

Net investment income	$14,228	$13,715	$11,618

      United States government obligations, municipal bonds, and bank certificates of deposit aggregating $71,864,423 and $55,032,068 were on deposit at December 31, 2001 and 2000, respectively with state regulatory authorities or otherwise pledged as required by law or contract.

3.     Liability for Losses and Loss Adjustment Expenses

      The Company regularly updates its reserve estimates as new information becomes available and further events occur that may impact the resolution of unsettled claims. Changes in prior reserve estimates are reflected in results of operations in the year such changes are determined to be needed and recorded. Activity in the reserves for losses and loss adjustment expenses is summarized as follows (in thousands):

	For the Years Ended December 31,

	2001	2000	1999

Balance, beginning of year	$341,824	$229,244	$148,844
Less reinsurance recoverables	168,962	101,744	64,590

Net balance, beginning of year	172,862	127,500	84,254

Total acquired reserves	—	—	7,784
Incurred related to:
Current year	110,797	107,371	80,296
Prior years	14,386	20,248	15,062

Total incurred	125,183	127,619	95,358

Paid related to:
Current year	26,312	26,896	20,362
Prior years	73,080	55,361	39,534

Total paid	99,392	82,257	59,896

Net balance, end of year	198,653	172,862	127,500
Plus reinsurance recoverables	195,943	168,962	101,744

Balance, end of year	$394,596	$341,824	$229,244

      As a result of adverse development on prior accident years’ reserves, the provision for losses and loss adjustment expenses increased by $14,386,000, $20,248,000, and $15,062,000 in calendar years 2001, 2000, and 1999, respectively.

      The $14.4 million of adverse development on net reserves in 2001 reflects $5.2 million relating to unprofitable discontinued programs, $4.5 million relating to the provision for uncollectible reinsurance on

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Connecticut Surety Company (“CSC”) and HIH America Compensation & Liability Company (“HIH”), and the remaining development related to claims activity on the auto liability line of business. Gross adverse development in 2001 was $30.8 million, primarily related to fronted programs that are ceded to well-capitalized reinsurers.

      The $20.2 million and $15.0 million of adverse development on net reserves and $46.3 million and $35.0 million of adverse development on gross reserves in 2000 and 1999, respectively, reflects the impact of reserve strengthening, primarily from discontinued programs in which the actual claims activity, as well as the severity of such claims was greater than anticipated. Also affecting gross reserve development was adverse experience on two commercial automobile programs in which the Company retains little or minimal risk.

4.     Reinsurance

      The insurance company subsidiaries cede insurance to other insurers under pro rata and excess-of-loss contracts. These reinsurance arrangements diversify the Company’s business and minimize its losses arising from large risks or from hazards of an unusual nature. The ceding of insurance does not discharge the original insurer from its primary liability to its policyholder. In the event that all or any of the reinsuring companies are unable to meet their obligations, the insurance company subsidiaries would be liable for such defaulted amounts. Therefore, the Company is subject to a credit risk with respect to the obligations of its reinsurers. In order to minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of its reinsurers and monitors the economic characteristics of the reinsurers on an ongoing basis. The Company also assumes insurance from other insurers and reinsurers, both domestic and foreign, under pro rata and excess-of-loss contracts.

      The Company receives ceding commissions in conjunction with reinsurance activities. These ceding commissions are offset against the related underwriting expenses and were $32.3 million, $46.1 million and $33.2 million in 2001, 2000, and 1999, respectively.

      At December 31, 2001, the Company had reinsurance recoverables for paid and unpaid losses of $222.5 million. The Company customarily collateralizes reinsurance balances due from non-admitted reinsurers through Funds Withheld Trusts or Letters of Credit. The largest unsecured reinsurance recoverable is due from an admitted reinsurer with an “A++” A.M. Best rating and accounts for 36.5% of the total recoverable for paid and unpaid losses.

      During 2001, the Company recorded a provision of $1.1 million related to balances due from HIH, a California domiciled insurance company, which was seized by the California Department of Insurance.

      Also during 2001, the Company recorded a provision of $4.5 million related to balances due from Connecticut Surety Company, of which $3.5 million was related to reinsurance recoverable balances.

      The Company’s insurance subsidiaries maintain an excess reinsurance program designed to protect against large or unusual losses and LAE activity. The Company determines the appropriate amount of reinsurance based on the Company’s evaluation of the risks accepted and analysis prepared by consultants and reinsurers and on market conditions including the availability and pricing of reinsurance.

      Under the workers’ compensation reinsurance program, the Company reinsures each loss in excess of $100,000 up to a limit of $20 million, under separate treaties. The first treaty covers losses in excess of $100,000 up to $250,000, and the second treaty reinsures losses in excess of $250,000 up to $20 million. In addition, the Company purchases coverage in excess of $20 million up to $140 million to protect itself in the event of a catastrophe.

      Under the liability reinsurance treaty, the reinsurers are responsible for 100% of the amount of each loss in excess of $250,000 up to $5.0 million per occurrence.

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under the property program, the reinsurers are responsible for 100% of the amount of each loss in excess of $250,000 to $5.0 million per location for an occurrence. In addition, the reinsurers are responsible for 100% of the excess of $750,000 up to $20.0 million for a multi-location loss due to a catastrophe. Additional capacity for individual risks may be acquired through facultative reinsurance sources.

      In its risk-sharing programs, the Company is also subject to credit risk with respect to the payment of claims by its clients’ captive, rent-a-captive, large deductible programs, indemnification agreements, and on the portion of risk exposure either ceded to the captives, or retained by the clients. The capitalization and credit worthiness of prospective risk-sharing partners is one of the factors considered by the Company in entering into and renewing risk-sharing programs. The Company collateralizes balances due from its risk-sharing partners through Funds Withheld Trusts or Letters of Credit. At December 31, 2001, the Company had risk exposure in excess of collateral in the amount of $14.1 million on these programs, of which the Company has an allowance of $6.5 million related to these exposures. The Company has historically maintained an allowance for the potential uncollectibility of certain reinsurance balances due from some risk-sharing partners. At the end of each quarter an analysis of these exposures is conducted to determine the potential exposure to uncollectibility. Management believes that this allowance is adequate. To date, the Company has not, in the aggregate, experienced material difficulties in collecting balances from its risk-sharing partners. No assurance can be given, however, regarding the future ability of any of the Company’s risk-sharing partners to meet their obligations.

      Reconciliations of direct to net premiums, on both written and earned bases, for 2001, 2000, and 1999 are as follows (in thousands):

	2001		2000		1999

	Written	Earned	Written	Earned	Written	Earned

Direct	$282,588	$277,516	$271,123	$262,069	$215,333	$207,552
Assumed	16,516	16,134	16,729	48,628	15,141	29,068
Ceded	(113,021)	(129,985)	(151,528)	(164,697)	(107,655)	(111,714)

Net	$186,083	$163,665	$136,324	$146,000	$122,819	$124,906

      One reinsurer, rated “A++” by A.M. Best, accounts for 41.3% of ceded premiums in 2001.

5.     Deferred Policy Acquisition Costs

      The following reflects the amounts of policy acquisition costs deferred and amortized (in thousands):

	For the Years Ended December 31:

	2001	2000	1999

Balance, beginning of period	$6,624	$10,030	$8,900
Acquisition costs deferred	46,479	27,786	28,459
Amortized to expense during the period	(39,150)	(31,192)	(27,329)

Balance, end of period	$13,953	$6,624	$10,030

      The Company reduced deferred policy acquisition costs for premium deficiencies of $72,000, $1,180,000, and $1,097,000 at December 31, 2001, 2000, and 1999, respectively.

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Income Taxes

      The provision for income taxes consists of the following (in thousands):

	For the Years Ended December 31:

	2001	2000	1999

Current tax expense (benefit)	$31	$(1,054)	$(364)
Deferred tax benefit	(3,633)	(9,075)	(5,845)

Total provision for income tax benefit	$(3,602)	$(10,129)	$(6,209)

      A reconciliation of the Company’s tax provision on income from operations to the U.S. federal income tax rate of 34% in 2001, 2000, and 1999 is as follows (in thousands):

	For the Years Ended December 31:

	2001	2000	1999

Tax provision at statutory rate	$(3,438)	$(9,384)	$(4,779)
Tax effect of:
Tax exempt interest	(710)	(1,491)	(2,104)
Other, net	546	746	674

Federal income tax benefit	$(3,602)	$(10,129)	$(6,209)

Effective (benefit) tax rate	(35.6)%	(36.7)%	(44.2)%

      Deferred federal income taxes, under SFAS No. 109, reflect the estimated future tax effect of temporary differences between the bases of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

      The components of deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows (in thousands):

	2001		2000

	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities

Unpaid losses and loss adjustment expenses	$10,704	$—	$9,636	$—
Unearned premium reserves	4,483	—	2,499	—
Unrealized gains on investments	—	1,571	—	690
Deferred policy acquisition expense	—	4,606	—	2,126
Allowance for doubtful accounts	2,184	—	1,782	—
Accrued boards, bureaus, and assessments	—	—	1,197	—
Alternate minimum tax credit	1,333	—	1,333	—
Net operating loss carryforward	11,763	—	7,894	—
Other	216	—	534	306

Total deferred taxes	30,683	6,177	24,875	3,122

Net deferred tax assets	$24,506		$21,753

      Realization of the deferred tax asset is dependent on generating sufficient taxable income to absorb both the applicable reversing temporary differences and the NOL. Although realization is not assured, management believes that it is more likely than not that current tax strategies, which include potential sale of assets and/or

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsidiaries, and the ongoing results from operations excluding the discontinuation of seven specific unprofitable programs, will generate sufficient taxable income to realize the deferred tax asset. If the Company is unable to execute these tax strategies or generate sufficient taxable income, the establishment of a valuation allowance may be required. The NOL of $11.8 million was generated from losses occurring in 1999, 2000, and 2001, which, if unused, will begin to expire in 2019.

7.     Debt

Line of Credit

      At December 31, 2001 and 2000, the Company had a bank line of credit that permits borrowings up to $47.5 million and $48.0 million, respectively. The Company drew on this line of credit primarily to consummate the acquisitions made during 1997 through 1999. The Company also used the line of credit to fund operating expenses of the non-regulated subsidiaries and to make investments with the regulated subsidiaries.

      As of December 31, 2001, $47.5 million was outstanding on this line of credit. The line of credit bears interest at a variable margin over the Prime Rate. As of December 31, 2001, the Prime Rate was 4.75% and the variable margin was 1.5%.

      At December 31, 2000, the Company was obligated to reduce the credit line to $33.0 million by April 30, 2001. In May 2001, the Company received a permanent waiver of this obligation to reduce the credit line. Concurrent with the permanent waiver, the Company and its banks agreed to waive all prior covenant violations of the existing loan agreement and establish new covenants. In addition, the Company agreed to a revised pay-down schedule, pursuant to which the Company was required to reduce the credit line by $5.0 million per quarter beginning September 30, 2001.

      The scheduled payments of $5.0 million due on September 30, 2001 and December 31, 2001 were not made. In February 2002, the Company received a permanent waiver of these obligations to reduce the credit line. Concurrent with the permanent waiver, the Company and its banks agreed to waive all prior covenant violations of the existing loan agreement and establish new covenants effective retroactive to December 31, 2001 related to statutory surplus, GAAP net worth, fixed charge coverage, debt-to-capital ratios and net and gross premium ratios. In addition, the Company agreed to a revised pay-down schedule and a variable margin over the Prime Rate that increases by one-quarter point every two months beginning February 1, 2002 until the line of credit is paid down to $33.0 million. Pursuant to the revised pay down schedule, the Company is required to reduce the credit line by $0.5 million on March 31, 2002, $10.8 million on June 30, 2002, $1.0 million on September 30, 2002, and $11.3 million on December 31, 2002.

      The line of credit expires and is payable in full on January 3, 2003. Under the terms of the credit agreement, in the event of default, the banks have the right to terminate the revolving credit facility and demand full and immediate repayment.

      Absent the sale of assets or other capital raising event, the Company may not have the liquidity in its non-regulated subsidiaries to make the required payments pursuant to the revised pay-down schedule on or after the scheduled payment of $10.8 million on June 30, 2002. Furthermore, if repayment is required due to default, the Company currently does not have sufficient cash to repay the balance. As part of the loan agreement, certain of the Company’s non-regulated subsidiaries guaranteed repayment of the line of credit and the Company pledged the stock of its non-regulated subsidiaries as collateral. In the event of default, the banks would have the right to sell the Company’s non-regulated subsidiaries and apply the proceeds to the balance on the line of credit.

      The Company has retained an investment-banking firm to execute its selected capital-raising alternative. Proceeds from the sale of any portion of the Company’s assets or capital contributions will likely be used to

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

satisfy all or a portion of the Company’s obligations under the revised pay down schedule and to add to the surplus of its insurance subsidiaries. However, there can be no assurance that these capital-raising efforts will be successful.

Other Debt

      A non-insurance premium finance subsidiary of the Company maintains a line of credit with a bank, which permits borrowings up to 80% of the accounts receivable, which collateralize the line. The line will expire on May 14, 2002. The line bears interest at 1% under the Prime Rate, which was 4.75% and 9.50% at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, $3.8 million and $2.5 million, respectively, were outstanding under this line.

      In addition, the Company has an outstanding subordinated promissory note payable in the amount of $3.5 million, due June 30, 2003, which bears interest at a rate of 6.673% plus a Eurocurrency margin. As of December 31, 2001, the Eurocurrency margin was 1.7%. Proceeds of this borrowing were used to reduce the outstanding balance on the bank line of credit.

8.     Shareholders’ Equity and Regulatory Matters

      A significant portion of the Company’s consolidated assets represent assets of the Company’s insurance subsidiaries that at this time cannot be transferred to the holding company in the form of dividends, loans or advances. The restriction on the transferability to the holding company from its insurance subsidiaries is dictated by Michigan regulatory guidelines, which are as follows: The maximum discretionary dividend that may be declared, based on data from the preceding calendar year, is the greater of each insurance company’s net income (excluding realized capital gains) or ten percent of the insurance company’s policyholders’ surplus (excluding unrealized gains). These dividends are further limited by a clause in the Michigan law that prohibits an insurer from declaring dividends except out of earned surplus of the company. Earned surplus balances are calculated on a quarterly basis. Since Star is the parent of the domestic insurance company subsidiaries, its maximum dividend calculation represents the combined insurance companies’ surplus. Based upon the 2001 statutory financial statements, Star may not pay any dividends to the Company during 2002 without prior approval of OFIS. Star’s earned surplus position at December 31, 2001 was negative $29.1 million. No statutory dividends were paid in 2001 or 2000.

      Summarized 2001 and 2000 statutory basis information for the primary insurance subsidiaries, which differs from generally accepted accounting principles, follows (in thousands):

	2001				2000

	Star	Savers	Williamsburg	Ameritrust	Star	Savers	Williamsburg	Ameritrust

Statutory capital and surplus	$51,579	$32,147	$11,142	$12,653	$56,198	$31,855	$11,022	$11,029
Minimum statutory capital and surplus	5,000	20,000	2,600	5,000	5,000	20,000	2,600	5,000
Statutory net (loss) income	(9,957)	2,136	318	1,793	(24,405)	613	581	3,001
Net investment income	12,557	5,118	594	1,932	10,429	3,469	614	2,015

      In March 1998, the National Association of Insurance Commissioners (“NAIC”) voted to adopt its Codification of Statutory Accounting Principles project (referred to hereafter as “codification”). Codification is a modified form of statutory accounting principles that resulted in a change to the NAIC Accounting Practices and Procedures Manual previously applicable to insurance enterprises. The Company’s insurance subsidiaries adopted codification effective January 1, 2001. The adoption of codification increased consolidated statutory surplus by $5.8 million as of January 1, 2001.

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Insurance operations are subject to various leverage tests (e.g. premium to statutory surplus ratios), which are evaluated by regulators and rating agencies. The Company’s targets for gross and net written premium to statutory surplus are 3 to 1 and 2 to 1, respectively. Due primarily to net losses in 2000 and in the first half of 2001, statutory surplus is at a level where the premium leverage ratios as of December 31, 2001, on a statutory consolidated basis, were 5.8 to 1 and 3.4 to 1 on a gross and net written premium basis, respectively.

      NAIC has adopted a risk-based capital (“RBC”) formula to be applied to all property and casualty insurance companies. The formula measures required capital and surplus based on an insurance company’s products and investment portfolio and is used as a tool to evaluate the capital of regulated companies. The RBC formula is used by state insurance regulators to monitor trends in statutory capital and surplus for the purpose of initiating regulatory action. In general under these laws, an insurance company must submit a report of its RBC level to the insurance department of its state of domicile as of the end of the previous calendar year. These laws require increasing degrees of regulatory oversight and intervention as an insurance company’s RBC declines. The level of regulatory oversight ranges from requiring the insurance company to inform and obtain approval from the domiciliary insurance commissioner of a comprehensive financial plan for increasing its RBC to mandatory regulatory intervention requiring an insurance company to be placed under regulatory control in a rehabilitation or liquidating proceeding.

      The RBC Model Act provides for four different levels of regulatory attention depending on the ratio of the company’s total adjusted capital, defined as the total of its statutory capital, surplus and asset valuation reserve, to its risk-based capital.

•	The “Company Action Level” is triggered if a company’s total adjusted capital is less than 200% but greater than or equal to 150% of its risk-based capital. At the “Company Action Level,” a company must submit a comprehensive plan to the regulatory authority that discusses proposed corrective actions to improve its capital position. A company whose total adjusted capital is between 250% and 200% of its risk-based capital is subject to a trend test. A trend test calculates the greater of any decrease in the margin (i.e. the amount in dollars by which a company’s adjusted capital exceeds it risk-based capital) between the current year and the prior year and between the current year and the average of the past three years, and assumes that the decrease could occur again in the coming year. If a similar decrease in margin in the coming year would result in a risk-based capital ratio of less than 190%, then “Company Action Level” regulatory action would be triggered.

•	The “Regulatory Action Level” is triggered if a company’s total adjusted capital is less than 150% but greater than or equal to 100% of its risk-based capital. At the “Regulatory Action Level,” the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed.

•	The “Authorized Control Level” is triggered if a company’s total adjusted capital is less than 100% but greater than or equal to 70% of its risk-based capital, at which level the regulatory authority may take any action it deems necessary, including placing the company under regulatory control.

•	The “Mandatory Control Level,” is triggered if a company’s total adjusted capital is less than 70% of its risk-based capital, at which level the regulatory authority is mandated to place the company under its control.

      At December 31, 2001, all of the Company’s insurance subsidiaries were in compliance with RBC requirements, with the exception of Star. Star reported statutory surplus of $51.6 million and $56.2 million at December 31, 2001 and 2000, respectively. The calculated RBC was $29.7 million in 2001 and $27.0 million in 2000 and the threshold requiring the minimum regulatory involvement was $59.5 million in 2001 and $53.9 million in 2000. The 2001 RBC ratio for Star was within Company Action Level. The Company is required to submit an RBC Plan outlining how it intends to achieve compliance. The Company is preparing

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the RBC Plan which includes, but is not limited, to the actions outlined below in the Business Plan. The RBC Plan is due by April 15, 2002.

      The NAIC’s Insurance Regulatory Information System (“IRIS”) was developed by a committee of state insurance regulators and is primarily intended to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies 11 industry ratios and specifies “usual values” for each ratio. Unexplained departure from the usual values on four or more ratios generally leads to inquiries or possible further review from individual state insurance commissioners.

      In 2001, Star had seven ratios that varied from the “usual value” range. The variations and reasons for these variations are set forth below:

Ratio	Usual Range	Star Value

Change in Net Writings	<33% or >–33%	44%(1)
Surplus Aid to Surplus	Under 15%	16%(2)
Two-year Overall Operating Ratio	Under 100%	112%(3)
Liabilities to Liquid Assets	Under 105%	151%(3)
One-year Reserve Development to Surplus	Under 20%	20%(3)
Two-year Reserve Development to Surplus	Under 20%	22%(3)
Estimated Current Reserve Deficiency to Surplus	Under 25%	42%(3)

(1)	The growth in Star’s net written premium reflects the conversion of the reinsurance purchased on two commercial auto programs from a quota-share to an excess-of-loss basis. As part of the plan to reduce both gross and net leverage ratios, the Company has cancelled these programs effective December 31, 2001. In addition, to reduce the Company’s overall excess reinsurance costs, Star assumed premium that was previously assumed by Preferred Insurance Company, Ltd. (“PICL”). Excluding these items, Star’s Change in Net Writings ratio would have been within the usual range at 4.3%.

(2)	The Surplus Aid to Surplus ratio was impacted by the purchase of a significant quota share reinsurance treaty for several of the Company’s workers’ compensation programs, as well as the overall reduction in statutory surplus as a result of the net losses in 2001 and 2000.

(3)	These operating ratios were negatively impacted by the underwriting losses recognized in 2000 and 2001, which primarily related to the previously mentioned seven discontinued programs.

      In 2001, the Change in Net Writings for Williamsburg National Insurance Company (“Williamsburg”), another insurance subsidiary, was 116%. The growth in the net written premium on Williamsburg was unusually high for the year primarily due to two new workers’ compensation programs. These two new programs generated an additional $383,000 of net written premium for 2001. Excluding the impact of this new business, the ratio would have been within the usual range at 18%.

      The Company has received inquiries from various state regulators requesting information concerning Star’s financial condition. The losses, adverse trends and uncertainties discussed in this report have been and continue to be reviewed by the domiciliary state and other insurance regulators of the Company’s insurance subsidiaries. The Company had previously submitted a Business Plan to reduce its current leverage ratios and increase the risk-based capital (“RBC”) ratio level and continues to work closely with the Michigan Office of Financial and Insurance Services (“OFIS”) to monitor its progress. While the Company’s gross and net written premiums have declined steadily throughout 2001, it has not yet sufficiently reduced its premium leverage ratios nor complied with the required RBC level. In addition to continued reductions in premium writings, capital from sources outside the Company may also be necessary to make sufficient progress towards reducing its leverage ratios and increasing the RBC ratio. While the Company has retained an

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investment-banking firm to execute its selected capital raising alternative, there can be no assurance the Company will be successful in raising additional capital, or that proceeds therefrom which would be contributed to the Company’s insurance subsidiaries would result in sufficient progress towards reducing its leverage ratios and increasing the RBC ratio. If the regulators determine the Company has made insufficient progress towards reducing its leverage ratios and increasing the RBC ratio, they may take action at any time. While the regulators have taken no actions to date, regulators could require the Company to take steps to correct the capital deficiency, require a reduction in permitted premium writings, or implement some form of regulatory action.

      As discussed in Note 7, the Company was in default on its line of credit during certain periods in 2001. Under the provisions of the loan agreement, the Company, while in default, is precluded from paying dividends to shareholders without prior approval. The Board of Directors did not declare a dividend for the quarter ended September 30, 2001. Although the Company was not in default on its line of credit as of December 31, 2001, the Board of Directors also did not declare a dividend for the quarter ended December 31, 2001.

      The Company, through AIIC, issues redeemable nonvoting preferred shares to risk-sharing clients. Redemption of the preferred shares may occur on January 1 of each year upon the request by the preferred shareholder. The redemption value amount varies based upon the value of the preferred shares plus or minus the experience of the client’s insurance program. At December 31, 2001 and 2000, $1,167,000 and $1,378,000, respectively, of preferred shares were included in other liabilities. The preferred shares entitle the shareholders to participate in the profits and losses of the subsidiary. As a result, included in expenses for 2001, 2000 and 1999 were $(768,500), $(428,795) and $474,485, respectively, of minority earnings related to these preferred shares.

9.     Stock Options

      The Company, through its 1995 Stock Option Plan (the “Plan”), may grant options to key executives and other management of the Company and its subsidiaries in amounts not to exceed 2,000,000 shares of the Company’s common stock. The Plan is administered by the Compensation Committee (the “Committee”) appointed by the Board of Directors. Option shares may be exercised subject to the terms of the Plan and the terms prescribed by the Committee at the time of grant. Currently, the Plan’s options have either five or ten-year terms and are exercisable/vest in equal increments over the option term.

      The Company measures compensation expense under APB No. 25 and has adopted the disclosure requirements of SFAS No. 123. If compensation cost for stock option grants had been determined based on a fair value method, net loss and earnings per share on a pro forma basis for 2001, 2000, and 1999 would be as follows (in thousands):

	2001	2000	1999

Reported net loss	$(6,510)	$(17,473)	$(9,553)
Pro forma net loss, using SFAS No. 123	$(7,391)	$(18,130)	$(10,041)
Earnings per share, diluted:
Reported	$(0.76)	$(2.05)	$(1.11)
Pro forma, using SFAS No. 123.	$(0.87)	$(2.13)	$(1.17)

      The Black-Scholes valuation model utilized the following annualized assumptions for all applicable years: Risk-free interest rate of 5.0%, 6.5%, and 4.75% for 2001, 2000, and 1999, respectively. The dividend declared was $0.09 in 2001 and $0.12 per share in 2000 and 1999. The volatility factor for the expected market price of the Company’s common stock of 0.516, 0.366, and 0.337 in 2001, 2000, and 1999, respectively. The weighted-average expected life of options is 5.0 for the 2001 and 2000 grants and 7.5 for the 1999 grant.

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a summary of the Company’s stock option activity and related information for the years ended December 31:

	2001		2000		1999

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price

Outstanding — beginning of year	1,288,644	$12.43	1,287,414	$16.22	1,036,280	$16.38
Granted	636,500	6.51	544,000	5.61	297,700	15.74
Exercised	(1,400)	5.67	(34,718)	5.10	(13,945)	5.15
Forfeited	(341,028)	13.28	(508,052)	15.22	(32,621)	21.74

Outstanding — end of year	1,582,716	$9.87	1,288,644	$12.43	1,287,414	$16.22

Exercisable at end of year	644,764	$10.87	470,105	$13.92	550,705	$15.62
Weighted-average fair value of options granted during the year	$3.00	—	$2.53	—	$6.06	—

      The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
Range of		Remaining	Exercise		Exercise
Exercise Prices	Options	Life (Years)	Price	Options	Price

$4.57 to $6.49	527,864	3.1	$5.79	253,790	$5.88
$6.51 to $8.11	599,706	4.0	6.63	158,348	6.83
$10.25 to $16.26	228,761	6.8	14.58	98,480	14.00
$21.00 to $30.45	226,385	5.7	23.20	134,146	22.78

	1,582,716	4.6	$9.87	644,764	$10.87

      No compensation cost has been recorded for stock option grants issued during 2001, 2000, and 1999, as the market value equaled the exercise price at the date of grant.

10.     Intangible Assets

      At December 31, 2001 and 2000, the net goodwill was $28,997,000 and $35,946,000, respectively. Amortization expense for 2001, 2000, and 1999 was $2.3 million, $2.0 million and $1.6 million, respectively. These charges primarily reflect the amortization of goodwill associated with acquisitions in 1997, 1998, and 1999.

      The Company has completed several acquisitions, all of which have been accounted for as a purchase.

      On August 6, 1999, the Company acquired the assets of TPA Associates, Inc., all the outstanding stock of TPA Insurance Agency, Inc. and Preferred Insurance Agency, Inc. and approximately 94% of the outstanding stock of PICL, (collectively, “TPA”) at a purchase price of $16.2 million. This transaction resulted in goodwill of $12.9 million.

      On July 31, 1998, the Company acquired Florida Preferred Administrators, Inc. (“Florida Preferred”) and Ameritrust Insurance Corporation (“Ameritrust”), at a purchase price of $12.3 million, resulting in goodwill of $7.0 million. Florida Preferred, a Florida-based third party administrator, provides a broad range of risk management services to purchasers of workers’ compensation insurance from Ameritrust as well as other insurance carriers. This acquisition was subject to contingent earn-out provisions based upon achieving certain

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

performance measures. During 2000, the Company paid approximately $4,696,000 satisfying all obligations under this agreement, which is accounted for as goodwill.

      On April 30, 1998, the Company acquired the business of Villari & Associates, Inc. and operated the agency as Meadowbrook-Villari Agency. The purchase price was $5.6 million comprised of $4.5 million in cash and 33,433 shares of common stock of the Company, resulting in goodwill of $5.6 million. The Meadowbrook-Villari Agency, a Florida-based insurance agency, offered professional liability products and programs, group health and disability, and property and casualty products. Effective July 1, 2001, the Company sold the business of Meadowbrook-Villari Agency. It is anticipated this sale will result in a reduction of annualized agency revenue of approximately $3.2 million, but should not have a material impact on the Company’s overall results of operations. The Company recorded a loss of $1,097,000 in conjunction with the sale. This sale also resulted in a reduction in net goodwill of $4.6 million.

      The remaining goodwill relates to acquisitions of other agency and fee-for-service operations.

11.     Employee Benefit Plans

      Company employees over the age of 20 1/2 who have completed 6 months of service are eligible for participation in Meadowbrook’s 401(k) and Profit Sharing Plan (the “401(k) Plan”). The 401(k) Plan provides for matching contributions and/or profit sharing contributions at the discretion of the Board of Directors of Meadowbrook, Inc. In 2001, 2000, and 1999, the matching contributions were $492,029, $510,461, and $421,278, respectively. There were no profit sharing contributions in 2001, 2000, and 1999.

12.     Commitments and Contingencies

      The Company has certain operating lease agreements for its offices and equipment. At December 31, 2001, future minimum rental payments required under non-cancelable long-term operating leases are as follows (in thousands):

2002	$3,024
2003	2,705
2004	2,085
2005	923
2006	318
Thereafter	13

Total minimum lease commitments	$9,068

      Rent expense for the year ended December 31, 2001, 2000, and 1999, amounted to $2,820,695, $3,135,548, and $2,851,954, respectively.

      On June 26, 1995, two shareholders and an officer of a former agent (the “Primary Plaintiffs”) of Star, and a former spouse of one shareholder and an employee of the former agent (the “Individual Plaintiffs”) initiated legal proceedings against, among others, Star and Meadowbrook in the District Court for Washoe County, Reno, Nevada. All of the plaintiffs requested injunctive relief, compensatory damages, punitive and exemplary damages, and attorney’s fees in an unspecified amount. The Nevada Insurance Department revoked the license of one of the Primary Plaintiffs and one of the Individual Plaintiffs and denied further licensing of the other Primary Plaintiffs.

      Meadowbrook and Star vigorously defended themselves and filed counterclaims against the Primary and Individual Plaintiffs. On April 1, 1998, the Court issued an Order dismissing all claims of the Primary Plaintiffs with prejudice.

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On January 12, 1999, the remaining claims of the Individual Plaintiffs and the counterclaims of Meadowbrook and Star against the Primary and Individual Plaintiffs were tried. On February 2, 1999, the jury returned a verdict in favor of Meadowbrook and Star against the Primary and Individual Plaintiffs. In addition, the jury found against the Individual Plaintiffs and in favor of Meadowbrook and Star on their remaining claims. On April 21, 1999, the Court found in favor of Meadowbrook and Star and against the Primary and Individual Plaintiffs on all outstanding claims for equitable relief.

      A Final Judgment has been entered with the Court. All plaintiffs have filed an appeal with the Nevada Supreme Court. One of the Plaintiffs has filed bankruptcy and another has had a Receiver appointed for him. In view of the bankruptcy filing, the case is now stayed before the Nevada Supreme Court. It is not expected that the outcome of this litigation will have a material impact on the financial statements of the Company.

      The Company is involved in other litigation arising in the ordinary course of operations. While the results of litigation cannot be predicted with certainty, management is of the opinion, after reviewing these matters with legal counsel, that the final outcome of such litigation will not have a material effect upon the Company’s financial statements.

13.     Letters of Credit

      There were no letters of credit open as of December 31, 2001. One letter of credit in the amount of $14,200,000 which had previously been provided as collateral for two insurance subsidiaries’ obligations under a reinsurance agreement, was drawn on in full by the beneficiary. This amount earns interest payable to the Company on the drawn balance at 4.5%. This agreement expires September 1, 2006.

14.     Related Party Transactions

      At December 31, 2001 and 2000, respectively, the Company held a $824,238 and $772,316 note receivable, including $163,449 of accrued interest at December 31, 2001, from an executive officer of the Company. Accrued interest at December 31, 2000 was $111,527. This note arose from a transaction in late 1998 in which the Company loaned the officer funds to exercise 64,718 common stock options to cover the exercise price and the taxes incurred as a result of the exercise. The note has a 7.75% interest rate and is due on demand any time after January 1, 2002. The loan is collateralized by 64,718 shares of the Company’s common stock under a stock pledge agreement.

      On June 1, 2001, the Company and the officer entered into an employment agreement which provides the note is a non-recourse loan and the Company’s sole legal remedy in the event of a default is the right to reclaim the shares pledged under the stock pledge agreement. Also, if there is a change in control of the Company and the officer is terminated or if the officer is terminated without cause, the note is cancelled and deemed paid in full. In these events, the officer may also retain the pledged shares of Company, or, at the officer’s discretion, sell these shares back to the Company at the then current market price or their book value, whichever is greater.

      If the officer is terminated by the Company for cause, the note is cancelled and considered paid in full. In this case, however, the officer forfeits the pledged shares of Company, or, at the Company’s discretion, must sell these shares back to the Company for a nominal amount.

      If the officer terminates his employment during the term of the agreement, the Company could demand full repayment of the note. If the note was not paid by the officer on the demand of the Company, the Company could reclaim the shares of the Company that were pledged under stock pledge agreement.

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.     Segment Information

      The Company defines its operations as agency and program business operations based upon differences in products and services. The separate financial information of these segments is consistent with the way results are regularly evaluated by management in deciding how to allocate resources and in assessing performance. Intersegment revenue is eliminated in consolidation.

Agency Operations

      The agency segment was formed in 1955 as Meadowbrook’s original business. The insurance agency primarily places commercial insurance, as well as personal property, casualty, life and accident and health insurance, with more than 50 insurance carriers from which it earns commission income. The agency has grown to be one of the largest agencies in Michigan and, with recent acquisitions, expanded into California.

Program Business

      The program business segment is engaged primarily in developing and managing alternative market risk management programs for defined client groups and their members. This includes providing services, such as reinsurance brokering, risk management consulting, claims handling, and administrative services, along with various types of property and casualty insurance coverage, including workers’ compensation, general liability and commercial multiple peril. Insurance coverage is primarily provided to associations or similar groups of members, commonly referred to as programs. A program is a set of coverages and services tailored to meet the specific requirements of a group of clients.

      The following table sets forth the segment results (in thousands):

	For the Years Ended December 31,

	2001	2000	1999

Revenues
Net earned premiums	$163,665	$146,000	$124,906
Management fees	25,471	24,519	22,878
Investment income	14,177	13,664	11,546
Net realized (losses) gains on investments	735	540	(227)

Program business	204,048	184,723	159,103
Agency operations	15,706	17,234	16,391
Reconciling items	52	52	72
Loss on sale of subsidiary	(1,097)	—	—
Intersegment revenue	(503)	(503)	(572)

Consolidated revenue	$218,206	$201,506	$174,994

Pre-tax (loss) income
Program business	$(7,624)	$(24,289)	$(11,891)
Agency operations*	5,348	4,115	3,639
Reconciling items	(6,739)	(7,428)	(5,804)
Loss on sale of Meadowbrook-Villari Agency	(1,097)	—	—

Consolidated pre-tax (loss) income	$(10,112)	$(27,602)	$(14,056)

*	Excluding the allocation of corporate overhead.

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The reconciling item included in revenue relates to interest income in the holding company. The following table sets forth the pre-tax loss reconciling items:

	For the Years Ended December 31,

	2001	2000	1999

Holding Company Expenses	$140	$(314)	$(548)
Amortization	(2,336)	(2,098)	(1,620)
Interest Expense	(4,543)	(5,016)	(3,636)

	$(6,739)	$(7,428)	$(5,804)

16.     Fair Value of Financial Instruments

      SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” requires companies to disclose the fair value information about their financial instruments. This standard excludes certain insurance related financial assets and liabilities and all nonfinancial instruments from its disclosure requirements.

      Due to the short-term nature of cash and cash equivalents, premiums and agent balances receivable and accrued interest, their estimated fair value approximates their carrying value. Since debt and equity securities are recorded in the financial statements at their estimated fair market value as securities available for sale under SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities,” their carrying value is their estimated fair market value. In addition, the lines of credit bear variable rate interest, so their estimated fair value approximates their carrying value.

MEADOWBROOK INSURANCE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.     Quarterly Financial Data (Unaudited)

      The following is a summary of unaudited quarterly results of operations for 2001 and 2000 (in thousands, except per share and ratio data):

	1st	2nd		3rd	4th
	Quarter	Quarter		Quarter	Quarter

2001:
Gross written premium	$90,096	$75,005		$72,747	$61,256
Net written premium	57,091	46,126		42,977	39,889
Net earned premium	41,173	39,644		40,673	42,175
Net commissions and fees	12,409	10,366		8,560	9,370
Net investment income and realized gains/losses	3,654	1,155		4,162	4,895
Net losses and LAE incurred	30,036	34,577		30,357	30,213
Policy acquisition and other expenses	14,324	14,860		11,264	13,992
Interest on notes payable	1,319	1,163		1,091	943
Net income (loss)	153	(7,482	) (1)	300	519
Earnings per share	$0.02	$(0.88)		$0.04	$0.06
Dividends declared per share	$0.03	$0.03		$0.03	—
GAAP combined ratio	113.8%	128.3%		113.7%	113.1%
2000:
Gross written premium	$70,684	$70,549		$90,673	$55,946
Net written premium	39,125	37,968		59,148	83	(2)
Net earned premium	33,268	37,829		47,787	27,126	(2)
Net commissions and fees	10,182	10,520		9,887	10,662
Net investment income and realized gains/losses	2,787	3,392		3,644	4,432
Net losses and LAE incurred	23,302	27,810		33,679	42,828
Policy acquisition and other expenses	11,109	11,409		14,497	16,301
Interest on notes payable	1,240	1,378		1,277	1,240
Net income (loss)	105	914		708	(19,200	) (3)
Earnings per share	$0.01	$0.11		$0.08	$(2.26)
Dividends declared per share	$0.03	$0.03		$0.03	$0.03
GAAP combined ratio	107.8%	109.3%		105.6%	211.2%

(1)	The second quarter of 2001 was impacted by a $5.5 million charge related to management concerns about the financial condition of CSC.

(2)	The fourth quarter of 2000 was impacted by the purchase of a significant quota share reinsurance treaty. Excluding the impact of this treaty, net written premium and net earned premium would have been $25,481,000 and $36,579,000, respectively.

(3)	The fourth quarter of 2000 reflects the impact of an after-tax charge to strengthen reserves, primarily related to discontinued programs.

MEADOWBROOK INSURANCE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2002	2001

	(Unaudited)

	(in thousands,
	except share data)
ASSETS
Invested assets:
Debt securities available for sale, at fair value (cost of $184,925 and $193,020)	$187,103	$197,634
Equity securities available for sale, at fair value (cost of $2,757 and $2,757)	2,787	2,787

Total invested assets	189,890	200,421
Cash and cash equivalents	37,699	33,302
Premiums and agent balances receivable	77,786	78,171
Reinsurance recoverable on paid and unpaid losses	227,082	222,458
Prepaid reinsurance premiums	32,111	37,852
Deferred policy acquisition costs	13,851	13,953
Intangible assets	28,997	28,997
Other assets	67,343	72,734

Total assets	$674,759	$687,888

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Reserve for losses and loss adjustment expenses	$390,978	$394,596
Unearned premiums	87,509	94,002
Debt	54,727	54,741
Reinsurance funds held and balances payable	27,348	26,887
Other liabilities	34,588	37,346

Total liabilities	595,150	607,572

Commitments and contingencies (Note 7)
Shareholders’ Equity:
Common stock, $.01 par value; authorized 30,000,000 shares: 8,512,194 and 8,512,194 shares issued and outstanding	85	85
Additional paid-in capital	67,953	67,948
Retained earnings	10,944	10,034
Note receivable from officer	(837)	(824)
Accumulated other comprehensive income	1,464	3,073

Total shareholders’ equity	79,609	80,316

Total liabilities and shareholders’ equity	$674,759	$687,888

The accompanying notes are an integral part of the consolidated financial statements.

PART 1 — FINANCIAL INFORMATION

ITEM 1
FINANCIAL STATEMENTS

MEADOWBROOK INSURANCE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For the Quarters Ended March 31,

	2002	2001

	(Unaudited)
	(in thousands,
	except share data)
Revenues:
Net premium earned	$38,657	$41,173
Net commissions and fees	8,964	12,409
Net investment income	3,124	3,508
Net realized gains on investments	9	146
Gain on sale of subsidiary	199	—

Total revenues	50,953	57,236

Expenses:
Net loss and loss adjustment expenses	24,458	30,036
Salaries and employee benefits	9,613	11,376
Other operating expenses	14,404	14,324
Interest on notes payable	1,250	1,319

Total expenses	49,725	57,055

Income before income taxes	1,228	181
Federal income tax expense	318	28

Net income	$910	$153

Earnings per share:
Basic	$0.11	$0.02
Diluted	$0.11	$0.02
Weighted average number of common shares outstanding:
Basic	8,512,194	8,512,161
Diluted	8,512,194	8,517,861

The accompanying notes are an integral part of the consolidated financial statements.

MEADOWBROOK INSURANCE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the Quarters Ended March 31,

	2002	2001

	(Unaudited)
	(in thousands)
Net income	$910	$153
Other comprehensive income, net of tax:
Unrealized (losses) gains on securities	(1,603)	1,546
Less: reclassification adjustment for gains included in net income	(6)	(96)

Other comprehensive income, net of tax	(1,609)	1,450

Comprehensive (loss) income	$(699)	$1,603

The accompanying notes are an integral part of the consolidated financial statements.

MEADOWBROOK INSURANCE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Quarters Ended March 31,

	2002	2001

	(Unaudited)
	(in thousands)
Net cash used in operating activities	$(6,354)	$(2,430)

Cash flows (used in) provided by investing activities:
Purchase of debt securities available for sale	(1,495)	(47,836)
Purchase of equity securities available for sale	—	(425)
Proceeds from sale of debt securities available for sale	9,541	25,281
Proceeds from sale of equity securities available for sale	—	1,175
Other investing activities	1,982	(8,332)

Net cash provided by (used in) investing activities	10,028	(30,137)
Cash flows provided by (used in) financing activities:
Net payments of bank loan	(14)	(99)
Dividends paid on common stock	—	(255)
Other financing activities	737	1,895

Net cash provided by financing activities	723	1,541

Increase (decrease) in cash and cash equivalents	4,397	(31,026)
Cash and cash equivalents, beginning of period	33,302	56,838

Cash and cash equivalents, end of period	$37,699	$25,812

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1 — Basis of Presentation

      These financial statements and the notes thereto should be read in conjunction with Meadowbrook Insurance Group, Inc.’s (the “Company”) audited financial statements and accompanying notes included in its Annual Report on Form 10-K for the year ended December 31, 2001.

      The consolidated financial statements reflect all normal recurring adjustments, which were, in the opinion of management, necessary to present a fair statement of the results for the interim quarters. The results of operations for the quarter ended March 31, 2002, are not necessarily indicative of the results expected for the full year.

Note 2 — New Accounting Pronouncements

      Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 142, for periods starting December 15, 2001 or thereafter, eliminates the amortization of goodwill. In addition, goodwill would be separately tested for impairment using a fair-value based approach. As a result, the Company no longer amortizes goodwill. Goodwill amortization, and the related tax effect, were approximately $548,000, and $182,000, respectively for the first quarter of 2001. Accordingly, had SFAS No. 142 been effective at January 1, 2001, proforma net income and earnings per share (basic and diluted) would have been $519,000 and $.06, respectively.

      Effective January 1, 2002 the Company adopted SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144, for periods starting January 1, 2002 or thereafter, clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than only a segment of a business). The adoption of this standard did not have a significant impact on the Company for the first quarter of 2002.

Note 3 — Reinsurance

      The insurance company subsidiaries cede insurance to other insurers under pro rata and excess-of-loss contracts. These reinsurance arrangements diversify the Company’s business and minimize its exposure to large losses or from hazards of an unusual nature. The ceding of insurance does not discharge the original insurer from its primary liability to its policyholder. In the event that all or any of the reinsuring companies are unable to meet their obligations, the insurance company subsidiaries would be liable for such defaulted amounts. Therefore, the Company is subject to a credit risk with respect to the obligations of its reinsurers. In order to minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of its reinsurers and monitors the economic characteristics of the reinsurers on an ongoing basis. The Company also assumes insurance from other insurers and reinsurers, both domestic and foreign, under pro rata and excess-of-loss contracts.

      At March 31, 2002, the Company had reinsurance recoverables for paid and unpaid losses of $227.1 million. The Company customarily collateralizes reinsurance balances due from non-admitted reinsurers through Funds Withheld Trusts or Letters of Credit. The largest unsecured reinsurance recoverable is due from an admitted reinsurer with an “A++” A.M. Best rating and accounts for 35.6% of the total recoverable for paid and unpaid losses.

      The Company’s insurance subsidiaries maintain an excess reinsurance program designed to protect against large or unusual loss and loss adjustment expense activity. The Company determines the appropriate amount of reinsurance based on the Company’s evaluation of the risks accepted and analysis prepared by consultants and reinsurers and on market conditions including the availability and pricing of reinsurance.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Effective April 1, 2002, under the workers’ compensation reinsurance treaty, the Company reinsures each loss in excess of $300,000. The treaty covers losses in excess of $300,000 up to $20 million. In addition, the Company purchases coverage in excess of $20.0 million up to $150.0 million to protect itself in the event of a catastrophe.

      Under the liability reinsurance treaty, the reinsurers are responsible for 100% of the amount of each loss in excess of $250,000 up to $5.0 million per occurrence.

      Under the property reinsurance treaty, the reinsurers are responsible for 100% of the amount of each loss in excess of $250,000 up to $5.0 million per location for an occurrence. In addition, the reinsurers are responsible for 100% of the excess of $750,000 up to $20.0 million for a multi-location loss due to a catastrophe. Additional capacity for individual risks may be acquired through facultative reinsurance sources.

      In its risk-sharing programs, the Company is also subject to credit risk with respect to the payment of claims by its clients’ captive, rent-a-captive, large deductible programs, indemnification agreements, and on the portion of risk exposure either ceded to the captives, or retained by the clients. The capitalization and credit worthiness of prospective risk-sharing partners is one of the factors considered by the Company in entering into and renewing risk-sharing programs. The Company collateralizes balances due from its risk-sharing partners through Funds Withheld Trusts or Letters of Credit. The Company has historically maintained an allowance for the potential uncollectibility of certain reinsurance balances due from some risk-sharing partners. On an ongoing basis, an analysis of these exposures is conducted to determine the potential exposure to uncollectibility. As of March 31, 2002, management believes that this allowance is adequate. To date, the Company has not, in the aggregate, experienced material difficulties in collecting balances from its risk-sharing partners. No assurance can be given, however, regarding the future ability of any of the Company’s risk-sharing partners to meet their obligations.

Note 4 — Line of Credit

      The Company has a line of credit totaling $47.5 million, of which $47.0 million was outstanding at March 31, 2002. The Company drew on this line of credit primarily to consummate the acquisitions made during 1997 through 1999. The Company also used the line of credit periodically to fund operating expenses of the non-regulated subsidiaries and to make investments with the regulated subsidiaries.

      The line of credit bears interest at a variable margin over the Prime Rate. Pursuant to the line of credit, the variable margin over the Prime Rate increases by one-quarter point every two months beginning February 1, 2002, until the line of credit is paid down to $33.0 million. As of March 31, 2002 the Prime Rate was 4.75% and the variable margin was 1.75%.

      Pursuant to the debt covenants, which included a revised pay-down schedule of the Company’s line of credit, the Company made a principal payment of $0.5 million on March 31, 2002. This revised pay-down schedule requires the Company to further reduce its line of credit by $10.8 million on June 30, 2002, $1.0 million on September 30, 2002, and $11.3 million on December 31, 2002. As of March 31, 2002, the Company was in compliance with all debt covenants.

      The line of credit expires and is payable in full on January 3, 2003. Under the terms of the credit agreement, in the event of default, the banks have the right to terminate the line of credit and demand full and immediate repayment.

      Absent the sale of assets or other capital-raising events, the Company may not have the liquidity in its non-regulated subsidiaries to make the required payments pursuant to the revised pay-down schedule on or after the scheduled payment of $10.8 million on June 30, 2002. Furthermore, if repayment is required due to default, the Company currently does not have sufficient cash to repay the balance. As part of the line of credit, certain of the Company’s non-regulated subsidiaries guaranteed repayment of the line of credit and the Company pledged the stock of certain of its non-regulated subsidiaries as collateral. In the event of default, the banks would have the right to sell these non-regulated subsidiaries and apply the proceeds to the balance on the line of credit.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On April 18, 2002, the Company filed a registration statement with the Securities and Exchange Commission with respect to a public offering of its common stock. Proceeds from the offering will be used to satisfy a portion of the Company’s debt obligations and add to the surplus of its insurance subsidiaries. However, there can be no assurance these capital-raising efforts will be successful. If the capital-raising is unsuccessful, management is of the opinion the Company has the ability to sell certain of its non-regulated subsidiaries to satisfy the repayment obligations described above. There are no restrictions that prohibit the sale of non-regulated subsidiaries.

Note 5 — Regulatory Matters and Rating Agencies

      A significant portion of the Company’s consolidated assets represent assets of the Company’s insurance subsidiaries that at this time cannot be transferred to the holding company in the form of dividends, loans or advances. The restriction on the transferability to the holding company from its insurance subsidiaries is dictated by Michigan insurance regulatory guidelines, which are as follows: The maximum discretionary dividend that may be declared, based on data from the preceding calendar year, is the greater of each insurance company’s net income (excluding realized capital gains) or ten percent of the insurance company’s policyholders’ surplus (excluding unrealized gains). These dividends are further limited by a clause in the Michigan law that prohibits an insurer from declaring dividends except out of surplus earnings of the company. Earned surplus balances are calculated on a quarterly basis. Since Star Insurance Company (“Star”) is the parent insurance company, its maximum dividend calculation represents the combined insurance companies’ surplus. Based upon the 2001 statutory financial statements, Star may not pay any dividends to the Company during 2002 without prior approval of the Michigan Office of Financial and Insurance Services (“OFIS”). Star’s earned surplus position at December 31, 2001 was negative $29.1 million. At March 31, 2002, earned surplus was negative $27.2 million. No statutory dividends were paid from Star in 2001 or 2000.

      Insurance operations are subject to various leverage tests (e.g. premium to statutory surplus ratios) which are evaluated by regulators and rating agencies. The Company’s target for gross and net written premium to statutory surplus are 3.0 to 1 and 2.0 to 1, respectively. Due primarily to large net losses in 2000 and in the first half of 2001, statutory surplus has diminished to a level where the premium leverage ratios as of March 31, 2002, on a consolidated basis, were 5.0 to 1 and 3.0 to 1 on a gross and net written premium basis, respectively.

      The National Association of Insurance Commissioners (“NAIC”) has adopted a risk-based capital (“RBC”) formula to be applied to all property and casualty insurance companies. The formula measures required capital and surplus based on an insurance company’s products and investment portfolio and is used as a tool to evaluate the capital of regulated companies. The RBC formula is used by state insurance regulators to monitor trends in statutory capital and surplus for the purpose of initiating regulatory action. In general under these laws, an insurance company must submit a report of its RBC level to the insurance department of its state of domicile as of the end of the previous calendar year. These laws require increasing degrees of regulatory oversight and intervention as an insurance company’s RBC declines. The level of regulatory oversight ranges from requiring the insurance company to inform and obtain approval from the domiciliary insurance commissioner of a comprehensive financial plan for increasing its RBC to mandatory regulatory intervention requiring an insurance company to be placed under regulatory control in a rehabilitation or liquidation proceeding.

      At December 31, 2001, all of the Company’s insurance subsidiaries were in compliance with RBC requirements, with the exception of Star. Star reported statutory surplus of $51.6 million at December 31, 2001, compared to the threshold requiring the minimum regulatory involvement of $59.5 million in 2001. As a result of being below the required level, on April 12, 2002, the Company submitted a RBC Plan to OFIS outlining how it intends to achieve compliance. On April 29, 2002, OFIS approved the Plan. At March 31, 2002, Star’s statutory surplus increased $1.9 million to $53.5 million.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has received inquiries from various state regulators requesting information concerning the Star’s financial condition. The losses, adverse trends and uncertainties discussed in this report have been and continue to be reviewed by the domiciliary state and other insurance regulators of the Company’s insurance subsidiaries. The Company had previously submitted a Business Plan to reduce its current leverage ratios and increase the RBC ratio level and continues to work closely with OFIS to monitor its progress. While the Company’s gross and net written premium have declined steadily throughout 2001 and the first quarter of 2002, it has not yet sufficiently reduced its premium leverage ratios nor complied with the required RBC level. In addition to continued reductions in premium writings, capital from sources outside the Company may also be necessary to make sufficient progress towards reducing its leverage ratios and increasing the RBC ratio. While the Company has retained an investment-banking firm to conduct a public offering of its stock, there can be no assurance the Company will be successful in raising additional capital, or that proceeds therefrom which would be contributed to the Company’s insurance subsidiaries would result in sufficient progress towards reducing its leverage ratios and increasing the RBC ratio. If the regulators determine the Company has made insufficient progress towards reducing its leverage ratios and increasing the RBC ratio, they may take action at any time. While the regulators have taken no actions to date, regulators could require the Company to take steps to correct the capital deficiency, require a reduction in permitted premium writings, or implement some form of regulatory action.

Note 6 — Other Matters

      In December 1996, Star entered into a five-year joint underwriting agreement with Connecticut Surety Company (“CSC”), whereby Star transferred the underwriting risk on the majority of the Company’s existing surety bond business. Effective June 1, 2000, CSC no longer assumes risk on new or renewal business from Star; however, one of CSC’s subsidiaries continues to act as a general agent for the Company. This new and renewal business is now 100% reinsured to unaffiliated reinsurers with an A.M. Best rating of “A” or better. Effective January 2002, CSC sold the renewal rights to the business of CSC and its subsidiaries to a third party, which will now underwrite all new and renewal business, excluding those bonds which Star must renew due to statutory requirements.

      In December 1998, CSC entered into an agreement with Evergreen National Indemnity Company to transfer most of its contract surety business it wrote on behalf of Star. The agreement provides for the transfer of the underwriting risk on this class of bonds from CSC to Evergreen National Indemnity Company.

      Effective May 26, 2000, CSC executed a Subordinated Surplus Note in favor of Star in the principal sum of $195,000. Fifty percent of the principal amount was due on May 26, 2001; the outstanding balance, together with all unpaid interest, is due on May 26, 2002. Interest earns at 9% per annum, with interest payments to be made quarterly, subject to all terms and conditions of the Note. Effective May 26, 2000 and July 14, 2000, Connecticut Surety Corporation executed Promissory Notes in favor of the Company in the amounts of $30,000 and $270,000, due on May 26, 2003 and July 14, 2003, respectively. Interest earns at 9% per annum, payable semi-annually beginning on December 31, 2000, subject to the terms and conditions of the Notes. Furthermore, Star purchased a portion of CSC’s outstanding loan with Fleet Bank for $124,800. Interest and repayment terms are in accordance with the original terms between CSC and Fleet Bank. Other investors executed similar notes with CSC in varying amounts and also purchased a portion of the CSC loan with Fleet Bank. Effective June 2001, the Company ceased accruing interest on these notes.

      Effective December 31, 2000, CSC executed a Subordinated Surplus Note with Star in the principal sum of $3.8 million. Interest earns at 9% per annum, payable quarterly beginning April 1, 2001. These loan proceeds were deposited by CSC into a trust account established for the benefit of Star in order to collateralize CSC’s reinsurance obligations under the reinsurance agreements described above. This Subordinated Surplus Note, along with the other notes described above, were intended to be converted into Voting Convertible Preferred Stock of CSC, or its parent, as part of recapitalization of CSC, pursuant to a Letter of Intent dated December 31, 2000 between CSC, Star, and other investors. However, Star and the other investors decided not to exercise their conversion rights. As such, Star remains a surplus note holder of CSC in the amounts and

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

terms described above. In 2001, the Company recorded an impairment of $870,000, which accounts for any uncollateralized portion of these notes. Effective June 2001, the Company ceased accruing interest on this note.

      As of September 30, 2001, CSC had statutory capital and surplus of $5.0 million. On February 6, 2002, the Connecticut Insurance Department placed CSC into Rehabilitation.

      At March 31, 2002, the Company had approximately $1.8 million of unsecured reinsurance recoveries on unpaid losses due from CSC in excess of collateral and allowances. During the second quarter of 2001, the Company recorded a provision of $4.5 million related to balances due from CSC, of which $3.5 million was related to reinsurance recoverable balances.

Note 7 — Commitments and Contingencies

      The Company is involved in litigation arising in the ordinary course of operations. While the results of litigation cannot be predicted with certainty, management is of the opinion, after reviewing these matters with legal counsel, that the final outcome of such litigation will not have a material effect upon the Company’s financial statements.

Note 8 — Segment Information

      The Company defines its operations as specialty risk management operations (also known as the program business segment) and agency operations based upon differences in products and services. The separate financial information of these segments is consistent with the way results are regularly evaluated by management in deciding how to allocate resources and in assessing performance. Intersegment revenue is eliminated in consolidation.

     Specialty Risk Management Operations

      The specialty risk management segment focuses on specialty or niche insurance business in which it provides services and coverages that are tailored to meet the specific requirements of defined client groups and their members. This includes providing services, such as risk management consulting, claims handling, loss control, and reinsurance brokering, along with various types of property and casualty insurance coverage, including workers’ compensation, general liability and commercial multiple peril.

     Agency Operations

      The agency segment was formed in 1955 as a retail insurance agency. The agency operations have grown to be one of the largest agencies in Michigan and, with acquisitions, have expanded into California. The agency operations produce primarily commercial insurance, as well as personal property, casualty, life and accident and health insurance, with more than 50 insurance carriers from which it earns commission income.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth the segment results (in thousands):

	For the
	Quarters Ended
	March 31,

	2002	2001

Revenues:
Net earned premiums	$38,657	$41,173
Management fees	5,563	7,736
Investment income	3,111	3,495
Net realized gains on investments	9	146

Specialty risk management segment	47,340	52,550
Agency operations	3,638	4,886
Reconciling items	13	13
Gain on sale of subsidiary	199	—
Intersegment revenue	(237)	(213)

Consolidated revenue	$50,953	$57,236

Pre-tax income:
Specialty risk management	$888	$627
Agency operations *	1,694	1,570
Reconciling items	(1,553)	(2,016)
Gain on sale of subsidiary	199	—

Consolidated pre-tax income	$1,228	$181

*	Excluding the allocation of corporate overhead.

      The reconciling item included in the revenue relates to interest income in the holding company. The following table sets forth the pre-tax income reconciling items:

	For the
	Quarters Ended
	March 31,

	2002	2001

Holding Company Expenses	$(297)	$(149)
Amortization	—	(548)
Interest Expense	(1,256)	(1,319)

	$(1,553)	$(2,016)

Note 9 — Reclassifications

      Certain amounts in the 2001 notes to consolidated financial statements have been reclassified to conform with the 2002 presentation.

Note 10 — Subsequent Event

      On May 9, 2002 the Company received from its lenders a letter agreeing to extend the Company’s revolving credit facility until January 3, 2004 subject to the successful completion of the Company’s capital raising efforts.

      On May 17, 2002, the Connecticut Insurance Department placed the Connecticut Surety Company under an Order of Liquidation. See “Note 6 — Other Matters” on page F-38.

Corporate Headquarters:

Meadowbrook Insurance Group
26600 Telegraph Road
Southfield, MI 48034-2438
Phone: (800) 482-2726

www.meadowbrook.com